FORM 6‑K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a‑16 or 15d‑16 of

the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001‑12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F	X	Form 40‑F

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Banco Santander, S.A.

Item
1

Banco Santander, S.A. and Companies composing Santander Group – Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2018.

This Form 6‑K is incorporated by reference into Banco Santander, S.A.’s Registration Statements on Form F‑3 (File No. 333‑207389) (File No. 333‑217116) filed with the Securities and Exchange Commission.

Banco Santander, S.A. and Companies composing Santander Group

Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2018

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

The interim consolidated financial statements included herein have not been audited or reviewed in accordance with Public Company Accounting Oversight Board (PCAOB) standards of the United States.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(Millions of euros)

ASSETS (*)	Note	09‑30‑2018	12‑31‑2017 (**)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		111,704	110,995

FINANCIAL ASSETS HELD FOR TRADING	5	98,448	125,458

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	6,752

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	63,821	34,782

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	116,356

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5		133,271

FINANCIAL ASSETS AT AMORTISED COST	5	931,411

LOANS AND RECEIVABLES	5		903,013

INVESTMENTS HELD-TO-MATURITY	5		13,491

HEDGING DERIVATIVES		7,912	8,537

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		929	1,287

INVESTMENTS		9,371	6,184
Joint ventures		2,052	1,987
Associated entities		7,319	4,197

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		342	341

TANGIBLE ASSETS	7	24,727	22,974
Property, plant and equipment		23,102	20,650
For own-use		7,777	8,279
Leased out under an operating lease		15,325	12,371
Investment property		1,625	2,324
Of which: Leased out under an operating lease		1,237	1,332

INTANGIBLE ASSETS	8	27,855	28,683
Goodwill		24,956	25,769
Other intangible assets		2,899	2,914

TAX ASSETS		29,901	30,243
Current tax assets		6,386	7,033
Deferred tax assets		23,515	23,210

OTHER ASSETS		9,713	9,766
Insurance contracts linked to pensions		218	239
Inventories		153	1,964
Other		9,342	7,563

NON-CURRENT ASSETS HELD FOR SALE	6	5,445	15,280

TOTAL ASSETS		1,444,687	1,444,305

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(Millions of euros)

LIABILITIES (*)	Note	09‑30‑2018	12‑31‑2017 (**)

FINANCIAL LIABILITIES HELD FOR TRADING	9	66,805	107,624

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	92,182	59,616

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,139,066	1,126,069

HEDGING DERIVATIVES		6,110	8,044

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		311	330

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		810	1,117

PROVISIONS		13,269	14,489
Pensions and other post-retirement obligations	10	5,394	6,345
Other long term employee benefits	10	1,417	1,686
Taxes and other legal contingencies	10	3,032	3,181
Contingent liabilities and commitments		828	617
Other provisions	10	2,598	2,660

TAX LIABILITIES		7,953	7,592
Current tax liabilities		2,655	2,755
Deferred tax liabilities		5,298	4,837

OTHER LIABILITIES		12,513	12,591

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		1,339,019	1,337,472

SHAREHOLDERS´ EQUITY		119,793	116,265

CAPITAL	11	8,068	8,068
Called up paid capital		8,068	8,068
Unpaid capital which has been called up		-	-
SHARE PREMIUM		51,053	51,053
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		549	525
Equity component of compound financial instruments		-	-
Other equity instruments		549	525
OTHER EQUITY		217	216
ACCUMULATED RETAINED EARNINGS		56,965	53,437
REVALUATION RESERVES		-	-
OTHER RESERVES		(1,696)	(1,602)
(-) OWN SHARES		(56)	(22)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		5,742	6,619
(-) INTERIM DIVIDENS	3	(1,049)	(2,029)

OTHER COMPREHENSIVE INCOME		(24,816)	(21,776)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(2,668)	(4,034)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	(22,148)	(17,742)

NON-CONTROLLING INTEREST		10,691	12,344
Other comprehensive income		(1,335)	(1,436)
Other elements		12,026	13,780

EQUITY (*)		105,668	106,833
TOTAL EQUITY AND LIABILITIES		1,444,687	1,444,305
MEMORANDUM ITEMS	14
Loans commitment granted		212,115	207,671
Financial guarantees granted		12,634	14,499
Other commitments granted		73,433	64,917

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(Millions of reais)

ASSETS (*)	Note	09‑30‑2018	12‑31‑2017 (**)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		519,815	440,972

FINANCIAL ASSETS HELD FOR TRADING	5	458,130	498,432
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	31,424

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	296,990	138,180

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	541,463

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5		529,474

FINANCIAL ASSETS AT AMORTISED COST	5	4,334,319

LOANS AND RECEIVABLES	5		3,587,580

INVESTMENTS HELD-TO-MATURITY	5		53,599

HEDGING DERIVATIVES		36,816	33,915

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		4,323	5,112

INVESTMENTS		43,611	24,567
Joint ventures		9,550	7,894
Associated entities		34,061	16,673

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		1,589	1,356

TANGIBLE ASSETS	7	115,070	91,277
Property, plant and equipment		107,508	82,042
For own-use		36,192	32,893
Leased out under an operating lease		71,316	49,149
Investment property		7,562	9,235
Of which: Leased out under an operating lease		5,757	5,292

INTANGIBLE ASSETS	8	129,625	113,955
Goodwill		116,134	102,376
Other intangible assets		13,491	11,579

TAX ASSETS		139,142	120,154
Current tax assets		29,716	27,944
Deferred tax assets		109,426	92,210

OTHER ASSETS		45,195	38,792
Insurance contracts linked to pensions		1,012	948
Inventories		712	7,804
Other		43,471	30,040

NON-CURRENT ASSETS HELD FOR SALE	6	25,341	60,707

TOTAL ASSETS		6,722,853	5,738,072

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(Millions of reais)

LIABILITIES (*)	Note	09‑30‑2018	12‑31‑2017 (**)

FINANCIAL LIABILITIES HELD FOR TRADING	9	310,879	427,578

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	428,971	236,851

FINANCIAL LIABILITIES AT AMORTISED COST	9	5,300,640	4,473,759

HEDGING DERIVATIVES		28,433	31,956

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,446	1,311

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		3,769	4,439

PROVISIONS		61,745	57,566
Pensions and other post-retirement obligations	10	25,102	25,208
Other long term employee benefits	10	6,596	6,700
Taxes and other legal contingencies	10	14,108	12,640
Contingent liabilities and commitments		3,853	2,449
Other provisions	10	12,086	10,569

TAX LIABILITIES		37,012	30,161
Current tax liabilities		12,356	10,946
Deferred tax liabilities		24,656	19,215

OTHER LIABILITIES		58,229	50,022

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		6,231,124	5,313,643

SHAREHOLDERS´ EQUITY		326,419	310,634

CAPITAL	11	21,195	21,195
Called up paid capital		21,195	21,195
Unpaid capital which has been called up		-	-
SHARE PREMIUM		129,805	129,805
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		2,193	2,085
Equity component of compound financial instruments		-	-
Other equity instruments		2,193	2,085
OTHER EQUITY		665	641
ACCUMULATED RETAINED EARNINGS		158,002	145,308
REVALUATION RESERVES		-	-
OTHER RESERVES		(5,406)	(4,808)
(-) OWN SHARES		(259)	(87)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		24,560	23,789
(-) INTERIM DIVIDENS	3	(4,336)	(7,294)

OTHER COMPREHENSIVE INCOME		115,557	64,754

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(12,422)	(16,029)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	127,979	80,783

NON-CONTROLLING INTEREST		49,753	49,041
Other comprehensive income		19,333	11,610
Other elements		30,420	37,431

EQUITY (*)		491,729	424,429
TOTAL EQUITY AND LIABILITIES		6,722,853	5,738,072
MEMORANDUM ITEMS	14
Loans commitment granted		987,077	825,057
Financial guarantees granted		58,792	57,602
Other commitments granted		341,721	257,910

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of euros)

		(Debit) Credit
(*)	Note	07‑01‑2018 to 09‑30‑2018	07‑01‑2017 to 09‑30‑2017 (**)	01‑01‑2018 to 09‑30‑2018	01‑01‑2017 to 09‑30‑2017 (**)
Interest income and other similar income		12,998	13,856	39,902	42,488
Interest expense		(4,649)	(5,175)	(14,622)	(16,799)
Net interest income		8,349	8,681	25,280	25,689
Dividend income		28	30	292	309
Share of results of entities accounted for using the equity method		178	187	532	480
Commission income		3,359	3,614	10,834	10,875
Commission expense		(719)	(726)	(2,305)	(2,227)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		250	77	576	353
Gain or losses on financial assets and liabilities held for trading, net		335	(19)	1,532	1,036
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		53		109
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		14	(38)	146	(85)
Gain or losses from hedge accounting, net		(28)	(27)	5	(35)
Exchange differences, net		(119)	429	(1,009)	13
Other operating income		366	381	1,179	1,188
Other operating expenses		(368)	(371)	(1,347)	(1,315)
Income from assets under insurance or reinsurance contracts		639	491	2,395	1,869
Expenses from liabilities under insurance or reinsurance contracts		(617)	(459)	(2,337)	(1,820)
Gross income		11,720	12,250	35,882	36,330
Administrative expenses		(4,804)	(5,162)	(15,069)	(15,059)
Staff costs		(2,837)	(3,001)	(8,797)	(8,856)
Other general administrative expenses		(1,967)	(2,161)	(6,272)	(6,203)
Depreciation and amortization cost		(557)	(605)	(1,774)	(1,899)
Provisions or reversal of provisions, net		(463)	(1,245)	(1,725)	(2,622)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(2,121)	(2,260)	(6,473)	(6,973)
Financial assets at fair value through other comprehensive income		(3)		(4)
Financial assets at amortized cost	5	(2,118)		(6,469)
Financial assets measured at cost			-		(7)
Financial assets available-for-sale			(3)		(3)
Loans and receivables	5		(2,257)		(6,963)
Held-to-maturity investments			-		-
Impairment of investments in subsidiaries, joint ventures and associates, net		-	-	-	-
Impairment on non-financial assets, net		(25)	(44)	(121)	(141)
Tangible assets		(12)	(16)	(45)	(44)
Intangible assets		(13)	(1)	(77)	(41)
Others		-	(27)	1	(56)
Gain or losses on non-financial assets and investments, net		1	45	24	71
Negative goodwill recognized in results		-	-	-	-
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(64)	(68)	(158)	(211)
Profit or loss before tax from continuing operations		3,687	2,911	10,586	9,496
Tax expense or income from continuing operations		(1,331)	(1,078)	(3,709)	(3,332)
Profit for the period from continuing operations		2,356	1,833	6,877	6,164
Profit or loss after tax from discontinued operations		-	-	-	-
Profit for the period		2,356	1,833	6,877	6,164
Profit attributable to non-controlling interests		366	372	1,135	1,087
Profit attributable to the parent		1,990	1,461	5,742	5,077
Earnings per share:	3
Basic		0.11	0.09	0.33	0.32
Diluted		0.11	0.09	0.33	0.32

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of reais)

		(Debit) Credit
(*)	Note	07‑01‑2018 to 09‑30‑2018	07‑01‑2017 to 09‑30‑2017 (**)	01‑01‑2018 to 09‑30‑2018	01‑01‑2017 to 09‑30‑2017 (**)
Interest income and other similar income		59,473	51,394	170,686	149,771
Interest expense		(21,322)	(19,279)	(62,546)	(59,218)
Net interest income		38,151	32,115	108,140	90,553
Dividend income		158	133	1,250	1,090
Share of results of entities accounted for using the equity method		811	687	2,276	1,693
Commission income		15,444	13,389	46,345	38,336
Commission expense		(3,302)	(2,695)	(9,860)	(7,851)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		1,121	297	2,465	1,244
Gain or losses on financial assets and liabilities held for trading, net		1,600	29	6,548	3,652
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		234		467
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		78	(138)	625	(300)
Gain or losses from hedge accounting, net		(113)	(95)	22	(123)
Exchange differences, net		(639)	1,473	(4,317)	45
Other operating income		1,682	1,416	5,044	4,188
Other operating expenses		(1,714)	(1,393)	(5,763)	(4,636)
Income from assets under insurance or reinsurance contracts		2,986	1,853	10,244	6,589
Expenses from liabilities under insurance or reinsurance contracts		(2,885)	(1,739)	(9,996)	(6,417)
Gross income		53,612	45,332	153,490	128,063
Administrative expenses		(22,025)	(19,074)	(64,458)	(53,081)
Staff costs		(12,991)	(11,098)	(37,629)	(31,217)
Other general administrative expenses		(9,034)	(7,976)	(26,829)	(21,864)
Depreciation and amortization cost		(2,560)	(2,249)	(7,589)	(6,694)
Provisions or reversal of provisions, net		(2,161)	(4,513)	(7,378)	(9,244)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(9,698)	(8,386)	(27,689)	(24,581)
Financial assets at fair value through other comprehensive income		(12)		(18)
Financial assets at amortized cost	5	(9,686)		(27,671)
Financial assets measured at cost			-		(26)
Financial assets available-for-sale			(10)		(9)
Loans and receivables	5		(8,376)		(24,546)
Held-to-maturity investments			-		-
Impairment of investments in subsidiaries, joint ventures and associates, net		-	2	-	2
Impairment on non-financial assets, net		(120)	(165)	(517)	(499)
Tangible assets		(56)	(58)	(193)	(154)
Intangible assets		(64)	(8)	(329)	(146)
Others		-	(99)	5	(199)
Gain or losses on non-financial assets and investments, net		9	155	104	249
Negative goodwill recognized in results		-	(2)	-	(2)
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(287)	(254)	(675)	(744)
Profit or loss before tax from continuing operations		16,770	10,846	45,288	33,469
Tax expense or income from continuing operations		(6,039)	(4,002)	(15,868)	(11,746)
Profit for the period from continuing operations		10,731	6,844	29,420	21,723
Profit or loss after tax from discontinued operations		-	-	-	-
Profit for the period		10,731	6,844	29,420	21,723
Profit attributable to non-controlling interests		1,681	1,371	4,860	3,826
Profit attributable to the parent		9,050	5,473	24,560	17,897
Earnings per share:	3
Basic		0.52	0.32	1.41	1.11
Diluted		0.52	0.32	1.41	1.11

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of euros)

(*)	Note	07‑01‑2018 to 09‑30‑2018	07‑01‑2017 to 09‑30‑2017 (**)	01‑01‑2018 to 09‑30‑2018	01‑01‑2017 to 09‑30‑2017 (**)

CONSOLIDATED PROFIT FOR THE PERIOD		2,356	1,833	6,877	6,164

OTHER RECOGNISED INCOME AND EXPENSE		(889)	(1,163)	(2,889)	(5,181)
Items that will not be reclassified to profit or loss		87	28	625	102
Actuarial gains and losses on defined benefit pension plans	11	25	33	1,006	68
Non-current assets held for sale		-	-	-	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		1	-	1	-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		74		(62)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		-		-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		-		-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-		-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(2)		(35)
Income tax relating to items that will not be reclassified to profit or loss		(11)	(5)	(285)	34
Items that may be reclassified to profit or loss		(976)	(1,191)	(3,514)	(5,283)
Hedges of net investments in foreign operations (Effective portion)	11	(107)	(74)	186	236
Revaluation gains (losses)		(107)	(74)	186	236
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Exchanges differences	11	(176)	(1,304)	(2,613)	(5,930)
Revaluation gains (losses)		(176)	(1,304)	(2,613)	(5,930)
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Cash flow hedges (Effective portion)		(298)	(87)	(436)	(408)
Revaluation gains (losses)		(11)	207	(655)	560
Amounts transferred to income statement		(287)	(294)	219	(968)
Transferred to initial carrying amount of hedged items		-	-	-	-
Other reclassifications		-	-	-	-
Financial assets available-for-sale	11		390		1,121
Revaluation gains (losses)			487		1,528
Amounts transferred to income statement			(97)		(407)
Other reclassifications			-		-
Hedging instruments (items not designated)		-		-
Revaluation gains (losses)		-		-
Amounts transferred to income statement		-		-
Other reclassifications		-		-
Debt instruments at fair value with changes in other comprehensive income		(532)		(1,081)
Revaluation gains (losses)		(326)		(595)
Amounts transferred to income statement		(206)		(486)
Other reclassifications
Non-current assets held for sale		-	-	-	-
Revaluation gains (losses)		-	-	-	-
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Share of other recognized income and expense of investments		(23)	(10)	(108)	(52)
Income tax relating to items that may be reclassified to profit or loss		160	(106)	538	(250)
Total recognized income and expenses		1,467	670	3,988	983
Attributable to non-controlling interests		408	235	995	690
Attributable to the parent		1,059	435	2,993	293

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the nine-month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of reais)

(*)	Note	07‑01‑2018 to 09‑30‑2018	07‑01‑2017 to 09‑30‑2017 (**)	01‑01‑2018 to 09‑30‑2018	01‑01‑2017 to 09‑30‑2017 (**)

CONSOLIDATED PROFIT FOR THE PERIOD		10,731	6,844	29,420	21,723

OTHER RECOGNISED INCOME AND EXPENSE		13,390	(3,733)	58,726	15,865
Items that will not be reclassified to profit or loss		449	106	2,673	360
Actuarial gains and losses on defined benefit pension plans	11	248	120	4,303	240
Non-current assets held for sale		-	-	-	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		4	-	4	-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		297		(265)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		-		-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		-		-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-		-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(14)		(150)
Income tax relating to items that will not be reclassified to profit or loss		(86)	(14)	(1,219)	120
Items that may be reclassified to profit or loss		12,941	(3,839)	56,053	15,505
Hedges of net investments in foreign operations (Effective portion)	11	(415)	(233)	796	832
Revaluation gains (losses)		(415)	(233)	796	832
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Exchanges differences	11	16,379	(4,286)	59,907	13,223
Revaluation gains (losses)		16,379	(4,286)	59,907	13,223
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Cash flow hedges (Effective portion)		(1,295)	(335)	(1,865)	(1,438)
Revaluation gains (losses)		(140)	761	(2,802)	1,974
Amounts transferred to income statement		(1,155)	(1,096)	937	(3,412)
Transferred to initial carrying amount of hedged items		-	-	-	-
Other reclassifications		-	-	-	-
Financial assets available-for-sale	11		1,440		3,952
Revaluation gains (losses)			1,810		5,386
Amounts transferred to income statement			(370)		(1,435)
Other reclassifications			-		-
Hedging instruments (items not designated)		-		-
Revaluation gains (losses)		-		-
Amounts transferred to income statement		-		-
Other reclassifications		-		-
Debt instruments at fair value with changes in other comprehensive income		(2,355)		(4,624)
Revaluation gains (losses)		(1,433)		(2,545)
Amounts transferred to income statement		(922)		(2,079)
Other reclassifications		-		-
Non-current assets held for sale		-	-	-	-
Revaluation gains (losses)		-	-	-	-
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Share of other recognized income and expense of investments		(111)	(39)	(462)	(183)
Income tax relating to items that may be reclassified to profit or loss		738	(386)	2,301	(881)
Total recognized income and expenses		24,121	3,111	88,146	37,588
Attributable to non-controlling interests		3,571	940	11,624	6,415
Attributable to the parent		20,550	2,171	76,522	31,173

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the nine-month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of euros)

												Non-Controlling interest
(*)	Capital	Share premium	Other equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(‑) Own shares	Profit Attributable to shareholders of the parent	(‑) Interim dividends	Other comprehensive income	Other comprehensive income	Other elements	Total
Balance as at 12‑31‑2017 (**)	8,068	51,053	525	216	53,437	-	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	112	-	-	-	(291)	241	(1,533)	(1,471)
Opening balance as at 01‑01‑2018 (**)	8,068	51,053	525	216	53,437	-	(1,490)	(22)	6,619	(2,029)	(22,067)	(1,195)	12,247	105,362
Total recognized income and expense	-	-	-	-	-	-	-	-	5,742	-	(2,749)	(140)	1,135	3,988
Other changes in equity	-	-	24	1	3,528	-	(206)	(34)	(6,619)	980	-	-	(1,356)	(3,682)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(968)	-	-	-	-	(1,049)	-	-	(482)	(2,499)
Purchase of equity instruments	-	-	-	-	-	-	-	(822)	-	-	-	-	-	(822)
Disposal of equity instruments	-	-	-	-	-	-	1	788	-	-	-	-	-	789
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	4,496	-	94	-	(6,619)	2,029	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	(823)	(823)
Share-based payment	-	-	-	(69)	-	-	-	-	-	-	-	-	17	(52)
Others increases or (-) decreases of the equity	-	-	24	70	-	-	(301)	-	-	-	-	-	(68)	(275)
Balance as at 09‑30‑2018	8,068	51,053	549	217	56,965	-	(1,696)	(56)	5,742	(1,049)	(24,816)	(1,335)	12,026	105,668

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of reais)

												Non-Controlling interest
(*)	Capital	Share premium	Other equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(‑) Own shares	Profit Attributable to shareholders of the parent	(‑) Interim dividends	Other comprehensive income	Other comprehensive income	Other elements	Total
Balance as at 12-31-2017 (**)	21,195	129,805	2,085	641	145,308	-	(4,808)	(87)	23,789	(7,294)	64,754	11,610	37,431	424,429
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	448	-	-	-	(1,159)	959	(6,091)	(5,843)
Opening balance as at 01-01-2018 (**)	21,195	129,805	2,085	641	145,308	-	(4,360)	(87)	23,789	(7,294)	63,595	12,569	31,340	418,586
Total recognized income and expense	-	-	-	-	-	-	-	-	24,560	-	51,962	6,764	4,860	88,146
Other changes in equity	-	-	108	24	12,694	-	(1,046)	(172)	(23,789)	2,958	-	-	(5,780)	(15,003)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(3,480)	-	-	-	-	(4,336)	-	-	(2,062)	(9,878)
Purchase of equity instruments	-	-	-	-	-	-	-	(3,515)	-	-	-	-	-	(3,515)
Disposal of equity instruments	-	-	-	-	-	-	2	3,343	-	-	-	-	-	3,345
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	16,174	-	321	-	(23,789)	7,294	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	(2,165)	(2,165)
Share-based payment	-	-	-	(319)	-	-	-	-	-	-	-	-	80	(239)
Others increases or (-) decreases of the equity	-	-	108	343	-	-	(1,369)	-	-	-	-	-	(1,633)	(2,551)
Balance as at 09-30-2018	21,195	129,805	2,193	665	158,002	-	(5,406)	(259)	24,560	(4,336)	115,557	19,333	30,420	491,729

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of euros)

												Non-Controlling interest
	Capital	Share premium	Other equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(‑) Own shares	Profit Attributable to shareholders of the parent	(‑) Interim dividends	Other comprehensive income	Other comprehensive income	Other elements	Total
Balance as at 12‑31‑2016 (*)	7,291	44,912	-	240	49,953	-	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Opening balance as at 01‑01‑2017 (*)	7,291	44,912	-	240	49,953	-	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognized income and expense	-	-	-	-	-	-	-	-	5,077	-	(4,784)	(397)	1,087	983
Other changes in equity	729	6,198	-	(32)	3,596	-	(266)	(57)	(6,204)	705	-	-	373	5,042
Issuance of ordinary shares	729	6,198	-	-	-	-	(3)	-	-	-	-	-	531	7,455
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	592	592
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(10)
Dividends	-	-	-	-	(802)	-	-	-	-	(962)	-	-	(441)	(2,205)
Purchase of equity instruments	-	-	-	-	-	-	-	(1,148)	-	-	-	-	-	(1,148)
Disposal of equity instruments	-	-	-	-	-	-	25	1,091	-	-	-	-	-	1,116
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	4,398	-	139	-	(6,204)	1,667	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	(19)	(19)
Share-based payment	-	-	-	(69)	-	-	-	-	-	-	-	-	24	(45)
Others increases or (-) decreases of the equity	-	-	-	37	-	-	(427)	-	-	-	-	-	(304)	(694)
Balance as at 09‑30‑2017 (*)	8,020	51,110	-	208	53,549	-	(1,215)	(64)	5,077	(962)	(19,823)	(1,250)	14,074	108,724

(*)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of reais)

												Non-Controlling interest
	Capital	Share premium	Other equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(‑) Own shares	Profit Attributable to shareholders of the parent	(‑) Interim dividends	Other comprehensive income	Other comprehensive income	Other elements	Total
Balance as at 12‑31‑2016 (*)	18,277	106,783	-	630	131,976	-	(2,446)	(23)	23,767	(6,384)	39,378	7,026	33,319	352,303
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Opening balance as at 01‑01‑2017 (*)	18,277	106,783	-	630	131,976	-	(2,446)	(23)	23,767	(6,384)	39,378	7,026	33,319	352,303
Total recognized income and expense	-	-	-	-	-	-	-	-	17,897	-	13,276	2,589	3,826	37,588
Other changes in equity	2,734	23,242	-	(23)	13,780	-	(868)	(217)	(23,767)	2,991	-	-	1,503	19,375
Issuance of ordinary shares	2,734	23,242	-	-	-	-	(11)	-	-	-	-	-	2,000	27,965
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	2,055	2,055
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	(33)	(33)
Dividends	-	-	-	-	(3,074)	-	-	-	-	(3,393)	-	-	(1,514)	(7,981)
Purchase of equity instruments	-	-	-	-	-	-	-	(4,048)	-	-	-	-	-	(4,048)
Disposal of equity instruments	-	-	-	-	-	-	88	3,846	-	-	-	-	-	3,934
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	16,854	-	529	-	(23,767)	6,384	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	(71)	(71)
Share-based payment	-	-	-	(236)	-	-	-	-	-	-	-	-	82	(154)
Others increases or (-) decreases of the equity	-	-	-	213	-	-	(1,474)	(15)	-	-	-	-	(1,016)	(2,292)
Balance as at 09‑30‑2017 (*)	21,011	130,025	-	607	145,756	-	(3,314)	(240)	17,897	(3,393)	52,654	9,615	38,648	409,266

(*)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of euros)

(*)	Note	09‑30‑2018	09‑30‑2017 (**)

A. CASH FLOWS FROM OPERATING ACTIVITIES		236	46,591
Profit for the period		6,877	6,164
Adjustments made to obtain the cash flows from operating activities		17,323	18,128
Depreciation and amortization cost		1,774	1,899
Other adjustments		15,549	16,229
Net increase/(decrease) in operating assets		46,405	8,697
Financial assets held-for-trading		(26,147)	(20,676)
Non-trading financial assets mandatorily at fair value through profit or loss		2,118
Financial assets at fair value through profit or loss		22,930	6,193
Financial assets at fair value through other comprehensive income		(5,662)
Financial assets available-for-sale			7,556
Financial assets at amortized cost		48,733
Loans and receivables			17,091
Other operating assets		4,433	(1,467)
Net increase/(decrease) in operating liabilities		24,145	33,677
Liabilities held-for-trading financial		(39,784)	2,480
Financial liabilities designated at fair value through profit or loss		32,010	14,815
Financial liabilities at amortized cost		36,861	19,619
Other operating liabilities		(4,942)	(3,237)
Income tax recovered/(paid)		(1,704)	(2,681)
B. CASH FLOWS FROM INVESTING ACTIVITIES		4,146	(3,150)
Payments		8,692	7,467
Tangible assets	7	7,739	5,991
Intangible assets		942	1,134
Investments		11	4
Subsidiaries and other business units	2	-	294
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments			44
Other payments related to investing activities		-	-
Proceeds		12,838	4,317
Tangible assets	7	2,953	2,898
Intangible assets		-	-
Investments		595	137
Subsidiaries and other business units		431	187
Non-current assets held for sale and associated liabilities	6	8,859	962
Held-to-maturity investments			133
Other proceeds related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		(2,325)	6,472
Payments		6,099	5,213
Dividends	3	2,985	2,566
Subordinated liabilities		1,684	770
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		822	1,148
Other payments related to financing activities		608	729
Proceeds		3,774	11,685
Subordinated liabilities		2,985	2,894
Issuance of own equity instruments	11	-	7,072
Disposal of own equity instruments		789	1,127
Other proceeds related to financing activities		-	592
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(1,348)	(4,312)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		709	45,601
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		110,995	76,454
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		111,704	122,055
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,752	7,097
Cash equivalents at central banks		90,612	101,529
Other financial assets		14,340	13,429
Less: Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		111,704	122,055
In which: restricted cash		-	-

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Millions of reais)

(*)	Note	09‑30‑2018	09‑30‑2017 (**)

A. CASH FLOWS FROM OPERATING ACTIVITIES		1,013	164,235
Profit for the period		29,420	21,723
Adjustments made to obtain the cash flows from operating activities		74,102	63,902
Depreciation and amortization cost		7,589	6,694
Other adjustments		66,513	57,208
Net increase/(decrease) in operating assets		198,504	30,655
Financial assets held-for-trading		(111,848)	(72,882)
Non-trading financial assets mandatorily at fair value through profit or loss		9,060
Financial assets at fair value through profit or loss		98,086	21,832
Financial assets at fair value through other comprehensive income		(24,220)
Financial assets available-for-sale			26,636
Financial assets at amortized cost		208,463
Loans and receivables			60,246
Other operating assets		18,963	(5,177)
Net increase/(decrease) in operating liabilities		103,284	118,717
Liabilities held-for-trading financial		(170,182)	8,743
Financial liabilities designated at fair value through profit or loss		136,928	52,223
Financial liabilities at amortized cost		157,678	69,159
Other operating liabilities		(21,140)	(11,408)
Income tax recovered/(paid)		(7,289)	(9,452)
B. CASH FLOWS FROM INVESTING ACTIVITIES		17,735	(11,104)
Payments		37,183	26,318
Tangible assets	7	33,106	21,118
Intangible assets		4,030	3,998
Investments		47	13
Subsidiaries and other business units	2	-	1,035
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments			154
Other payments related to investing activities		-	-
Proceeds		54,918	15,214
Tangible assets	7	12,633	10,214
Intangible assets		-	-
Investments		2,545	482
Subsidiaries and other business units		1,844	661
Non-current assets held for sale and associated liabilities	6	37,896	3,390
Held-to-maturity investments			467
Other proceeds related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		(9,271)	23,466
Payments		25,386	17,723
Dividends	3	12,470	9,012
Subordinated liabilities		7,241	2,735
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		3,515	4,048
Other payments related to financing activities		2,160	1,928
Proceeds		16,115	41,189
Subordinated liabilities		12,769	10,201
Issuance of own equity instruments	11	-	24,930
Disposal of own equity instruments		3,346	3,972
Other proceeds related to financing activities		-	2,086
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		69,366	20,483
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		78,843	197,080
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		440,972	262,275
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		519,815	459,355
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		31,420	26,710
Cash equivalents at central banks		421,664	382,104
Other financial assets		66,731	50,541
Less: Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		519,815	459,355
In which: restricted cash		-	-

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the nine -month period ended September 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the nine-month period ended September 30, 2018

1.Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank”  or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted in the Bank´s website (www.santander.com) and at its registered office at Paseo de Pereda 9‑12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”  or “Santander Group”).

The Group’s interim condensed consolidated financial statements for the nine-month period ended September 30, 2018 (“interim financial statements”) were prepared and authorized by the Group’s directors at the board meeting held on October 30, 2018. The Group’s consolidated financial statements for year 2017 were approved by the shareholders at the Bank’s annual general meeting on March 23, 2018.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) as previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to these standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats, which was repealed on January 1, 2018 by Bank of Spain Circular 4/2017, of November 27, 2017.

The Group’s consolidated financial statements for 2017 prepared in accordance with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on February 13, 2018) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2017 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2017.

These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating to the quarter and the nine-month period ended September 30, 2018.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the third quarter, and does not duplicate information previously reported in the latest annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2017.

Santander Group policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. These interim financial statements have been prepared in order to comply with the specific requirements and provisions established in the Instruction nº480/2009 of the CVM, as a result of the negotiation of securities in regulated markets in Brazil, which requires the disclosure of the interim financial statements prepared in compliance with the IAS 34 issued by the IASB, in Brazilian reais and Portuguese. For this reason, the presented interim financial statements may not be adequate for other purposes.

Consequently, given that the functional currency of the Bank as well as its management is defined based on the Euro, the amounts presented in Brazilian reais are exclusively included in order to comply with the requirements of the Instruction nº 480/2009 of the Brazilian Securities Market Commission (CVM) and its subsequent amendments, may not be representative of the equity evolution of the Group in a situation of significant changes between the euro and reais.

The balances have been converted to reais in accordance with the criteria set out in Note 2.a of the Group’s consolidated financial statements relating to the year 2017 prepared to meet the specific requirements and provisions contained in the instruction 480/2009 of the Brazilian Securities Commission. As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of the Group.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2017, taking into account the standards and interpretations which came into force for the Group in the nine-month period ended September 30, 2018, which are detailed below, and taking into consideration the Circular 4/2017, of November 27 of the Bank of Spain:

- IFRS 9 Financial Instruments – Classification and measurement, hedging and impairment

On January 1, 2018, IFRS 9 Financial instruments entered into force. IFRS 9 establishes the requirements for recognition and measurement of both financial instruments and certain types of non-financial-purchase contracts. The aforementioned requirements should be applied retrospectively, adjusting the opening balance at January 1, 2018, not requiring restatement of the comparative financial statements.

The adoption of IFRS 9 has resulted in changes in the Groups’ accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 "Financial instruments: disclosure”.

The main aspects contained in the new regulation are:

a)

Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows. Depending on these factors, the asset can be measured at amortized cost, at fair value with changes reported in other comprehensive income, or at fair value with changes reported through profit and loss for the period. IFRS 9 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. Santander Group uses the following criteria for the classification of financial debt instruments:

- Amortized cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, over those where no significant unjustified sales exist and fair value is not a key factor in managing these financial assets. In this way, unjustified sales are those that are different from sales related with an increase in the asset´s credit risk, unanticipated funding needs (stress case scenario), even if such sales are significant in value, or from sales of assets that no longer met the credit criteria specified in the entity´s investment policy. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

- Fair value with changes recognized through other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

- Fair value with changes recognized through profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”.

Santander Group’s main activity revolves around retail and commercial banking operations, and its exposure does not focus on complex financial products. The main objective of the Group is to achieve consistent classification of financial instruments in the portfolios as established under IFRS 9. To this end, it has developed guidelines containing criteria to ensure consistent classification across all of its units. Additionally, the Group has analyzed its portfolios under these criteria, in order to assign its financial instruments to the appropriate portfolio under IFRS 9. (See table of classification and measurement of financial instruments).

Equity instruments will be classified at fair value under IFRS 9, with changes recognized through profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes recognized through other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognized through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

b)

Credit risk impairment model: the most important new development compared with the previous model is that the new accounting standard introduces the concept of expected loss, whereas the previous model (IAS 39) is based on incurred loss:

- Scope of application: the IFRS 9 impairment model applies to financial assets valued at amortized cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

- Use of practical expedients: IFRS 9 includes a number of practical expedients that may be implemented by entities to facilitate implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical expedients will not be widely used:

- Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold is used as an additional – but not primary - indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

- Assets with low credit risk at the reporting date: in general, the Group assesses the existence of significant risk increase in all its financial instruments.

- Impairment estimation methodology: the portfolio of financial instruments subject to impairment is divided into three categories, based on the stage of each instrument with regard to its level of credit risk:

- Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following 12 months from the reporting date.

- Stage 2: if there has been a significant increase in risk since the date of initial recognition, but the impairment event has not materialized the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument.

- Stage 3: a financial instrument is catalogued in this stage when shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

Additionally, on the reporting date, the Group will only recognize the cumulative changes in expected credit losses over the life of the asset from the initial recognition as a value correction for losses for financial assets with credit impairment originated or purchased.

The methodology required for the quantification of expected loss due to credit events will be based on an unbiased and weighted consideration of the occurrence of up to five possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. Gross Domestic Product (GDP), house pricing, unemployment rate, etc.).

The estimation of expected losses requires a high component of expert judgement and it must be supported by past, present and future information. Therefore, these expected loss estimates take into consideration multiple macroeconomic scenarios for which the probability is measured considering past events, current situation and future trends and macroeconomic indicators, such as GDP or unemployment rate.

The Group already uses forward looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Group has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes.

In estimating the parameters used for impairment provisions calculation (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default) and discount rate), the Group leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Group is aware of the differences between such models and IFRS 9 requirements for impairment purposes.

As a result, it has focused on adapting to such requirements to the development of its IFRS 9 impairment provision models.

- Determination of significant increase in risk: with the purpose of determine whether a financial instrument has increased its credit risk since initial recognition, proceeding with its classification into Stage 2, the Group considers the following criteria:

Quantitative criteria

Changes in the risk of a default occurring through the expected life of the financial instrument are analyzed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into Stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all geographies.

Qualitative criteria

In addition to the quantitative criteria mentioned above, the Group considers several indicators that are aligned with those used in ordinary credit risk management (e.g.: over 30 days past due, forbearances, etc.). Each unit has defined these qualitative criteria for each of its portfolios, according to its particularities and with the policies currently in force.

The use of these qualitative criteria is complemented with the use of an expert judgement.

- Default definition: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations.

- Expected life of the financial instrument: with the purpose of its estimation all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), expected life is estimated considering the period for which the entity is exposed to credit risk and the effectiveness of management practices mitigates such exposure.

- Impairment recognition: the main change with respect to the current standard related to assets measured at fair value with changes recognized through other comprehensive income. The portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

c)

Hedge accounting: IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS 9. Entities have the option of continuing to apply IAS 39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Group will continue to apply IAS 39 in hedge accounting.

For breakdowns of the notes, the amendments relating to IFRS 7 have only been applied to the current period. The breakdowns of the comparative information period notes maintain the breakdowns made in the previous period.

The following breakdowns relate to the impact of the adoption of IFRS 9 in the Group:

a)Classification and measurement of financial instruments

IAS 39			IFRS 9
Balance	Portfolio	Book value (millions of euros)	Portfolio	Book value (millions of euros)
Equity instruments	Financial assets available for sale	2,154	Non-trading financial assets mandatorily at fair value through profit or loss	1,651
	(including those that were valued at cost at December)		Financial assets at fair value through other comprehensive income	533
	Loans and receivables	1,537	Non-trading financial assets mandatorily at fair value through profit or loss	1,497
		457	Financial assets at fair value through other comprehensive income	486
		96	Non-trading financial assets mandatorily at fair value through profit or loss	96
Debt instruments	Financial assets available for sale	6,589	Financial assets at amortized cost	6,704
		203	Financial assets held for trading	203
	Financial assets at fair value through profit or loss	199	Non-trading financial assets mandatorily at fair value through profit or loss	199
	Investments held-to-maturity	13,491	Financial assets at amortized cost	13,491
	Loans and receivables	9,864	Non-trading financial assets mandatorily at fair value through profit or loss	296
			Financial assets at fair value through profit or loss	9,577
Loans and advances	Loans and receivables	1,069	Financial assets at fair value through other comprehensive income	1,107
	Financial assets held for trading	43
	Financial assets at fair value through profit or loss	1,152	Financial assets at amortized cost	1,102
Derivatives	Derivatives – hedging accounting (Liabilities)	10	Derivatives - Financial liabilities held for trading	10

The following table shows a comparison between IAS 39 as of December 31, 2017 and IFRS 9 as of January 1, 2018 of the reclassified financial instruments in accordance with the new requirements of IFRS 9 regarding classification and measurement (without impairment), as well as its book value:

IAS 39			IFRS 9
Balance	Portfolio	Book value (millions of reais)	Portfolio	Book value (millions of reais)
Equity instruments	Financial assets available for sale	8,558	Non-trading financial assets mandatorily at fair value through profit or loss	6,561
	(including those that were valued at cost at December)		Financial assets at fair value through other comprehensive income	2,119
	Loans and receivables	6,107	Non-trading financial assets mandatorily at fair value through profit or loss	5,951
		1,814	Financial assets at fair value through other comprehensive income	1,931
		380	Non-trading financial assets mandatorily at fair value through profit or loss	380
Debt instruments	Financial assets available for sale	26,180	Financial assets at amortized cost	26,636
		805	Financial assets held for trading	805
	Financial assets at fair value through profit or loss	790	Non-trading financial assets mandatorily at fair value through profit or loss	790
	Investments held-to-maturity	53,599	Financial assets at amortized cost	53,599
	Loans and receivables	39,190	Non-trading financial assets mandatorily at fair value through profit or loss	1,176
			Financial assets at fair value through profit or loss	38,052
Loans and advances	Loans and receivables	4,244	Financial assets at fair value through other comprehensive income	4,396
	Financial assets held for trading	172
	Financial assets at fair value through profit or loss	4,578	Financial assets at amortized cost	4,380
Derivatives	Derivatives – hedging accounting (Liabilities)	41	Derivatives - Financial liabilities held for trading	41

b)Reconciliation of impairment provisions from IAS 39 to IFRS 9

The following table shows a comparison between IAS 39 as of December 31, 2017 and IFRS 9 as of January 1, 2018 of the impairment provisions of the financial instruments in accordance with the new requirements of IFRS 9:

	Millions of euros
	IAS 39 12‑31‑2017	Impairment impact	IFRS 9 01‑01‑2018
Financial assets at amortized cost	24,682	1,974	26,656
Loans and advances	23,952	2,002	25,954
Debt instruments	730	(28)	702
Financial assets at fair value through other comprehensive income	-	2	2
Debt instruments	-	2	2
Commitments and guarantees granted	617	197	814
Total	25,299	2,173	27,472

Additionally, there is an impairment impact on Investments in joint ventures and associates of EUR 34 million.

	Millions of reais
	IAS 39 12‑31‑2017	Impairment impact	IFRS 9 01‑01‑2018
Financial assets at amortized cost	98,060	7,843	105,903
Loans and advances	95,159	7,955	103,114
Debt instruments	2,901	(112)	2,789
Financial assets at fair value through other comprehensive income	-	6	6
Debt instruments	-	6	6
Commitments and guarantees granted	2,449	784	3,233
Total	100,509	8,633	109,142

Additionally, there is an impairment impact on Investments in joint ventures and associates of 134 million of reais.

c)Balance sheet reconciliation from IAS 39 to IFRS 9

The following table shows in detail the reconciliation the consolidated balance sheet under IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS 9:

ASSETS (millions of euros)	IAS 39 12‑31‑2017	Naming modifications (*)		Classification and measurement impact		Impairment impact		IFRS 9 01‑01‑2018
Cash, cash balances at central banks and other deposits on demand	110,995	-		-		-		110,995
Financial assets held for trading	125,458	-		160		-		125,618
Derivatives	57,243	-		-		-		57,243
Equity instruments	21,353	-		-		-		21,353
Debt instruments	36,351	-		203		-		36,554
Loans and advances	10,511	-		(43)		-		10,468
Non-trading financial assets mandatorily at fair value through profit or loss		933		3,739	(c)	-		4,672
Equity instruments		933		1,651		-		2,584
Debt instruments		-		1,792		-		1,792
Loans and advances		-		296		-		296
Financial assets designated at fair value through profit or loss	34,782	(933)		8,226		-		42,075
Equity instruments	933	(933)		-		-
Debt instruments	3,485	-		(199)		-		3,286
Loans and advances	30,364	-		8,425	(a)	-		38,789
Financial assets at fair value through other comprehensive income		124,229		2,126		(2)		126,353
Equity instruments		2,636		533		-		3,169
Debt instruments		121,593		486		(2)		122,077
Loans and advances		-		1,107		-		1,107
Financial assets available-for-sale	133,271	(124,229)		(9,042)		-
Equity instruments	4,790	(2,636)		(2,154)	(c)	-
Debt instruments	128,481	(121,593)		(6,888)		-
Financial assets at amortized cost		890,094	(a)	21,297		(1,982)	(d)	909,409
Debt instruments		15,557	(b)	20,195	(b)	20		35,772
Loans and advances		874,537		1,102		(2,002)		873,637
Loans and receivables	903,013	(890,094)	(a)	(12,927)		8
Debt instruments	17,543	(15,557)		(1,994)	(c)	8
Loans and advances	885,470	(874,537)		(10,933)	(a)	-
Investments held to maturity	13,491	-		(13,491)	(b)	-		-
Investments	6,184	-		-		(34)		6,150
Other assets (**)	117,111	-		6		680	(e)	117,797
TOTAL ASSETS	1,444,305	-		94		(1,330)		1,443,069

(*)     Due to the entry into force of Bank of Spain Circular 4/2017.

(**)    Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Reinsurance assets, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a)

The amount of the item ‘Loans and receivables’ at December 31, 2017 is reclassified into ‘Financial assets at amortized cost’. Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of 8,600 million of euros, which relate mainly to Brazil, which was designated at amortized cost; as a result of the initial implementation of IFRS 9 this portfolio has been designated as fair value and finally it has been reclassified as ‘Financial assets designated at fair value through profit or loss’.

b)

Instruments classified as ‘Investments held to maturity’ at December 31, 2017 have been reclassified into ‘Financial assets available-for-sale’ because of the initial implementation of IFRS 9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at December 31, 2017 as ‘Financial assets available-for-sale’, which relate mainly to Mexico, Brazil and Consumer Finance business, whose management is orientated towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as ‘Financial assets at amortized cost’.

c)

The Group has reclassified in ‘Non-trading financial assets mandatory at fair value through profit or loss’ those financial instruments which have not comply with the SPPI test (only principal payment and interests) classified at December 31, 2017 mainly in ‘Loans and receivables’ and ‘Financial assets available for sale’, which relate mainly to UK and Spain.

d)	It corresponds to the increase in provisions for impairment of the value of the assets included in the item ‘Financial assets at amortized cost’ derived from the change in accounting policy.
e)	This corresponds with increase on provisions for the tax effect referred in section d.

LIABILITIES (millions of euros)	IAS 39 12‑31‑2017	Naming modifications	Classification and measurement impact	Impairment impact	IFRS 9 01‑01‑2018
Financial liabilities held for trading	107,624	-	10	-	107,634
Derivatives	57,892	-	10	-	57,902
Short positions	20,979	-	-	-	20,979
Deposits	28,753	-	-	-	28,753
Debt instruments issued	-	-	-	-	-
Other financial liabilities	-	-	-	-	-
Financial liabilities designated at fair value through profit or loss	59,616	-	-	-	59,616
Deposits	55,971	-	-	-	55,971
Debt instruments issued	3,056	-	-	-	3,056
Other financial liabilities	589	-	-	-	589
Financial liabilities at amortized cost	1,126,069	-	-	-	1,126,069
Deposits	883,320	-	-	-	883,320
Debt instruments issued	214,910	-	-	-	214,910
Other financial liabilities	27,839	-	-	-	27,839
Hedging derivatives	8,044	-	(10)	-	8,034
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	330	-	-	-	330
Provisions	14,489	-	-	197	14,686
Commitments and guarantees given	617	-	-	197	814
Other provisions (*)	13,872	-	-	-	13,872
Rest of liabilities (**)	21,300	-	41	(3)	21,338
TOTAL LIABILITIES	1,337,472	-	41	194	1,337,707

(*)     Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies, Contingent liabilities and commitments and Other provisions (including endorsements and other contingent liabilities).

(**)    Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non current assets held for sale.

EQUITY (millions of euros)	IAS 39 12‑31‑2017	Naming modifications (*)	Classification and measurement impact	Impairment impact	IFRS 9 01‑01‑2018
Shareholders’ equity	116,265	-	91	(1,401)	114,955
Capital	8,068	-	-	-	8,068
Share premium	51,053	-	-	-	51,053
Equity instruments issued other than capital	525	-	-	-	525
Other equity	216	-	-	-	216
Accumulated retained earnings	53,437	-	-	-	53,437
Revaluation reserves	-	-	-	-	-
Other reserves	(1,602)	-	91	(1,401)	(2,912)
(-) Own shares	(22)	-	-	-	(22)
Profit attributable to shareholders’ of the parent	6,619	-	-	-	6,619
(-) Interim dividends	(2,029)	-	-	-	(2,029)

Other comprehensive income	(21,776)	-	(53)	-	(21,829)
Items not reclassified to profit or loss	(4,034)	919	(152)	-	(3,267)
Actuarial gains or losses on defined benefit pension plans	(4,033)	-	-	-	(4,033)
Non-current assets and disposable groups of items that have been classified as held for sale	-	-	-	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	(1)	5	(5)	-	(1)
Other valuation adjustments	-	-	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income		914	(141)	-	773
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income		-	-	-	-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		-	(6)	-	(6)
Items that may be reclassified to profit or loss	(17,742)	(919)	99	-	(18,562)
Hedge of net investment in foreign operations (effective part)	(4,311)	-	-	-	(4,311)
Exchange differences	(15,430)	-	-	-	(15,430)
Hedging derivatives. Cash flow hedges (effective part)	152	-	-	-	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income		1,154	99	-	1,253
Hedging instruments (items not designated)		-	-	-	-
Financial assets available for sale	2,068	(2,068)	-	-
Debt instruments	1,154	(1,154)	-	-
Equity instruments	914	(914)	-	-
Non-current assets	-	-	-	-	-
Share in other income and expenses recognized in investments in joint ventures and associates	(221)	(5)	-	-	(226)
Non-controlling interests	12,344	-	15	(123)	12,236
Other comprehensive income	(1,436)	-	3	-	(1,433)
Other elements	13,780	-	12	(123)	13,669
EQUITY	106,833	-	53	(1,524)	105,362
TOTAL EQUITY AND LIABILITIES	1,444,305	-	94	(1,330)	1,443,069

(*)     Due to the entry into force of Bank of Spain Circular 4/2017.

	IAS 39 12‑31‑2017	Naming modifications (*)		Classification and measurement impact		Impairment impact		IFRS 9 01‑01‑2018
Cash, cash balances at central banks and other deposits on demand	440,972	-		-		(2)		440,970
Financial assets held for trading	498,432	-		633		-		499,065
Derivatives	227,421	-		-		-		227,421
Equity instruments	84,832	-		-		-		84,832
Debt instruments	144,419	-		805		-		145,224
Loans and advances	41,760	-		(172)		-		41,588
Non-trading financial assets mandatorily at fair value through profit or loss		3,705		14,858	(c)	-		18,563
Equity instruments		3,705		6,561		-		10.266
Debt instruments		-		7,121		-		7,121
Loans and advances		-		1,176		-		1,176
Financial assets designated at fair value through profit or loss	138,180	(3,705)		32.684		-		167.159
Equity instruments	3,705	(3,705)		-		-
Debt instruments	13,844	-		(790)		-		13.054
Loans and advances	120,631	-		33.474 (a)		-		154.105
Financial assets at fair value through other comprehensive income		493,551		8,446		(6)		501,991
Equity instruments		10,473		2,119		-		12,592
Debt instruments		483,078		1,931		(6)		485,003
Loans and advances		-		4,396		-		4,396
Financial assets available-for-sale	529,474	(493,551)		(35,923)		-
Equity instruments	19,031	(10,473)		(8,558)	(c)	-
Debt instruments	510,443	(483,078)		(27,365)	(b)	-
Financial assets at amortized cost		3,536,258	(a)	84,615		(7,876)	(d)	3,612,997
Debt instruments		61,808	(b)	80,235	(b)	79		142,122
Loans and advances		3,474,450		4,380		(7,955)		3,470,875
Loans and receivables	3,587,580	(3,536,258)	(a)	(51,355)		33
Debt instruments	69,696	(61,808)		(7,921)	(c)	33
Loans and advances	3,517,884	(3,474,450)		(43,434)	(a)	-
Investments held to maturity	53,599	-		(53,599)	(b)	-		-
Investments	24,567	-		-		(134)		24,433
Other assets (**)	465,268	-		21		2,705	(e)	467,994
TOTAL ASSETS	5,738,072	-		380		(5,280)		5,733,172

(*)     Due to the entry into force of Bank of Spain Circular 4/2017.

(**)    Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Reinsurance assets, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a)

The amount of the item ‘Loans and receivables’ at December 31, 2017 is reclassified into ‘Financial assets at amortized cost’. Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of 35,207 million of reais, which relate mainly to Brazil, which was designated at amortized cost; as a result of the initial implementation of IFRS 9 this portfolio has been designated as fair value and finally it has been reclassified as ‘Financial assets designated at fair value through profit or loss’.

b)

Instruments classified as ‘Investments held to maturity’ at December 31, 2017 have been reclassified into ‘Financial assets available-for-sale’ because of the initial implementation of IFRS 9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at December 31 as ‘Financial assets available-for-sale’, which relate mainly to Mexico, Brazil and Consumer business, whose management is orientated towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as ‘Financial assets at amortized cost’.

c)

The group has reclassified in ‘Non-trading financial assets mandatory at fair value through profit or loss’ those financial instruments which have not comply with the SPPI test (only principal payment and interests) classified at December 31, 2017 mainly in ‘Loans and receivables’ and ‘Financial assets available for sale’, which relate mainly to UK and Spain

d)	It corresponds to the increase in provisions for impairment of the value of the assets included in the item ‘Financial assets at amortized cost’ derived from the change in accounting policy.
e)	This corresponds with increase on provisions for the tax effect referred in section d.

LIABILITIES (millions of reais)	IAS 39 12‑31‑2017	Naming modifications	Classification and measurement impact	Impairment impact	IFRS 9 01‑01‑2018
Financial liabilities held for trading	427,578	-	41	-	427,619
Derivatives	230,000	-	41	-	230,041
Short positions	83,348	-	-	-	83,348
Deposits	114,230	-	-	-	114,230
Debt instruments issued	-	-	-	-	-
Other financial liabilities	-	-	-	-	-
Financial liabilities designated at fair value through profit or loss	236,851	-	-	-	236,851
Deposits	222,369	-	-	-	222,369
Debt instruments issued	12,143	-	-	-	12,143
Other financial liabilities	2,339	-	-	-	2,339
Financial liabilities at amortized cost	4,473,759	-	-	-	4,473,759
Deposits	3,509,343	-	-	-	3,509,343
Debt instruments issued	853,816	-	-	-	853,816
Other financial liabilities	110,600	-	-	-	110,600
Hedging derivatives	31,956	-	(41)	-	31,915
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,311	-	-	-	1,311
Provisions	57,566	-	-	784	58,350
Commitments and guarantees given	2,449	-	-	784	3,233
Other provisions (*)	55,117	-	-	-	55,117
Rest of liabilities (**)	84,622	-	170	(11)	84,781
TOTAL LIABILITIES	5,313,643	-	170	773	5,314,586

(*)     Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies, Contingent liabilities and commitments and Other provisions (including endorsements and other contingent liabilities)

(**)    Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non current assets held for sale.

EQUITY (millions of reais)	IAS 39 12‑31‑2017	Naming modifications (*)	Classification and measurement impact	Impairment impact	IFRS 9 01‑01‑2018
Shareholders’ equity	310.634	-	365	(5.568)	305.431
Capital	21.195	-	-	-	21.195
Share premium	129.805	-	-	-	129.805
Equity instruments issued other than capital	2.085	-	-	-	2.085
Other equity	641	-	-	-	641
Accumulated retained earnings	145.308	-	-	-	145.308
Revaluation reserves	-	-	-	-	-
Other reserves	(4.808)	-	365	(5.568)	(10.011)
(-) Own shares	(87)	-	-	-	(87)
Profit attributable to shareholders’ of the parent	23.789	-	-	-	23.789
(-)Interim dividends	(7.294)	-	-	-	(7.294)

Other comprehensive income	64.754	-	(214)	2	64.542
Items not reclassified to profit or loss	(16.029)	3.649	(608)	-	(12.988)
Actuarial gains or losses on defined benefit pension plans	(16.023)	-	-	-	(16.023)
Non-current assets and disposable groups of items that have been classified as held for sale	-	-	-	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	(6)	19	(16)	-	(3)
Other valuation adjustments	-	-	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income		3,630	(568)	-	3,062
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income		-	-	-	-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		-	(24)	-	(24)
Items that may be reclassified to profit or loss	80,783	(3,649)	394	2	77,530
Hedge of net investment in foreign operations (effective part)	(17,127)	-	-	-	(17,127)
Exchange differences	89,971	-	-	-	89,971
Hedging derivatives. Cash flow hedges (effective part)	604	-	-	-	604
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income		4,583	394	2	4,979
Hedging instruments (items not designated)		-	-	-	-
Financial assets available for sale	8,213	(8,213)	-	-
Debt instruments	4,583	(4,583)	-	-
Equity instruments	3,630	(3,630)	-	-
Non-current assets	-	-	-	-	-
Share in other income and expenses recognized in investments in joint ventures and associates	(878)	(19)	-	-	(897)
Non controlling interests	49,041	-	59	(487)	48,613
Other comprehensive income	11,610	-	12	-	11,622
Other elements	37,431	-	47	(487)	36,991
EQUITY	424,429	-	210	(6,053)	418,586
TOTAL EQUITY AND LIABILITIES	5,738,072	-	380	(5,280)	5,733,172

(*)     Due to the entry into force of Bank of Spain Circular 4/2017.

- IFRS 15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after January 1, 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations previous in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC‑31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when as the entity satisfies a performance obligation.

- Clarifications to IFRS 15 income coming from contracts with clients.

The application of the aforementioned accounting Standard and its Clarifications do not have any material effects on the Group’s interim financial statements.

- Modification to IFRS 4 `Insurance contracts´ applying IFRS 9 "Financial Instruments" (effective for annual reporting periods beginning on or after January 1, 2018). The purpose of the amendment is to give all companies that issue insurance contracts the option to recognize in other comprehensive income, instead of profit or loss, the volatility that could arise when applying IFRS 9, for new contracts before the adoption of the insurance standard and give companies whose activities are mostly insurance-related an optional temporary exemption from the application of IFRS 9 until the year 2021. Entities that defer the application of IFRS 9 will continue to apply the existing norm of Financial Instruments IAS 39.

The deferral of the aforementioned standard does not apply as the required conditions for this deferral are not met.

- Modification to the IFRS 2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash–settled share-based payment transactions, (b) Classification of share–based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

- Modification of IAS 40 Transfers of investment properties; Changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.

- Improvements to IFRS Cycle 2014‑2016 - introduce minor amendments to IFRS 1, referring to the elimination of short-term exemptions for entities that adopt IFRS for the first time, and IAS 28, on the valuation of an investment in an associated or a joint venture at fair value.

- Modification to the IFRS 9 Financial Instruments - a clarification has been published on the treatment of certain prepayment options in relation to the assessment of contractual cash flows of principal and interest on financial instruments.

- New interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognize the profits associated to the income statement, it shall recognize both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS 21 The Effects of changes in foreign exchange rates. When the deferred incomes are subsequently recognized in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognized, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated (i) to the exchange rate in force in the moment of its receipt and (ii) to the exchange rate in force when it is recognized in the income statement as a profit or loss.

The application of the aforementioned modifications and amendments to the accounting standards do not have any material effects on the Group’s consolidated financial statements.

Other standards

IFRS 16 (date of entry into force is for annual periods beginning on or after January 1, 2019, with the option of early adoption that the Group has not made use of) establishes the principles for the recognition, valuation, presentation and disclosure of the leases, in order to ensure that both tenant and landlord provide relevant information that presents a true image of these operations. IFRS 16 provides for a single accounting model for the lessee, according to which the lessee must recognize a right-of-use asset and a corresponding financial liability on the balance sheet for all leases, unless the term of the lease is 12 months or less or the value of the underlying asset is low.

The Group is carrying out a global and multidisciplinary project, whose objective is to identify the entire casuistry of lease contracts in the different countries, defining the different criteria to be considered in the transition, and evaluating the calculation of the possible impacts of first application.

The Group is also evaluating the requirements and implications of the new standard in relation to accounting policies, financial reporting, systems, processes, and internal control, assuring a homogeneous implementation in all Group units. While the analysis of the first impact application has not finished, it is expected that the most relevant impact will correspond to real estate lease contracts.

c)	Use of critical estimates

The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting principles and policies and valuation criteria are indicated in Note 2 of the consolidated financial statements of the year 2017, except for those indicated in these interim financial statements due to the rules that have come into effect during the first nine months of the year 2018.

The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.

The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.

The impairment losses on certain assets – Financial assets at fair value through other comprehensive income, financial assets at amortized cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.	The useful life of the tangible and intangible assets;
5.	The measurement of goodwill arising on consolidation;

6.	The calculation of provisions and the consideration of contingent liabilities;
7.	The fair value of certain unquoted assets and liabilities;
8.	The recoverability of deferred tax assets; and
9.	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.

In the nine-month period ended September 30, 2018 there were no significant changes in the estimates made at the 2017 year-end other than those indicated in these interim financial statements.

d)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2017 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2017 to the date of formal preparation of these interim financial statements different, except for those indicated in these interim financial statements.

e)	Comparative information

In July 2014, the IASB published IFRS 9, which was adopted with the subsequent amendments by the Group on January 1, 2018. As permitted by the regulation itself, the Group has chosen not to re-classify the comparative financial statements without having re-classified under these criteria the information relating to the nine-month period ended September 30, 2017 and to the year ended December 31, 2017 so that it is not comparative. However, Note 1.b includes a reconciliation of balances as of December 31, 2017 under IAS 39 and the corresponding balances as of January 1, 2018 under IFRS 9.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS 15 and IFRS 9, on December 6, 2017, Circular 4/2017, of November 27, of the Bank of Spain, was published, which repeals Circular 4/2004, of December 22, for those years beginning as at January 1, 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the financial statements, to adapt them to the aforementioned IFRS 9. Information corresponding to the nine-month period ended September 30, 2017 and the year ended December 31, 2017, has not been restated under this Circular.

During the nine-month period ended September 30, 2018, the Group changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international financial reporting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, the Group has chosen to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on January 1, 2018.

Therefore, the information for the year 2017 contained in these interim financial statements is only presented for comparison purposes with the information relating to the nine-month period ended September 30, 2018 except what was mentioned above (Note 1.b. in relation to the application of IFRS 9).

Lastly, in order to interpret the changes in the balances with respect to December 31, 2017, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated financial statements for the year ended December 31, 2017) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2018: Mexican peso (8.64%), US dollar (3.60%),

Brazilian real (‑14.63%), Argentine peso (‑52.48%), Pound sterling (‑0.01%), Chilean peso (‑3.71%) and Polish zloty (‑2.35%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (‑7.69%), US dollar (‑6,86%), Brazilian real (‑17.59%), Argentine peso (‑37.19%), Pound sterling (‑1.29%), Chilean peso (‑3.13%) and Polish zloty (0.39%).

f)	Seasonality of the Group’s transactions

The business activities carried on by the Group entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the nine-month period ended September 30, 2018.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the nine-month period ended September 30, 2018.

h)	Events after the reporting period

From October 1, 2018 to the date on which the interim financial statements were authorized for issue the following significant event occurred at:

On October 18, the Judgment of October 16, 2018 of Section 2 of the Contentious Chamber of the Supreme Court, which annuls article 68.2 of the Regulations of the Tax on Capital Transfers and Documented Legal Acts, approved by Royal Decree 828/1995, of December 25, was published on the Judicial Branch website. Subsequently, on October 19 and 22, two informative notes were published indicating that the Plenary of the Chamber has decided to take cognizance of any of the pending appeals in order to decide whether or not the criteria of this Judgment should be confirmed and that the Plenary will take place on November 5. At the date of issuance of these interim financial statements, the aforementioned Judgment has not been published in the Official State Gazette. With the information available at the date of preparation of these interim financial statements, it is not possible to evaluate the potential impact derived from such judgment at this time.

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

- Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

- The Group classifies as cash and cash equivalents the balances recognized under Cash, cash and balances with central banks and other deposits on demand without restrictions in the condensed consolidated balance sheet.

- Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

- Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

- Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

j)	Other information

The economic situation in Argentina in recent years, which led to the signing of an agreement with the International Monetary Fund for the granting of a loan of $ 57,000 million, has had an impact on the country’s main economic indicators, especially inflation data. In this sense, the Group has reviewed the macroeconomic indicators that affect Argentina’s economy and from this review has concluded the need to apply to these interim financial statements the accounting standard IAS 29 for hyperinflationary economies to its activity in Argentina. The impact on results and CET1 is immaterial for the Group.

2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2017 provide relevant information on the Group companies at that date and on the companies accounted for under the equity method.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2017, 2016 and 2015.

The most significant transactions performed or pending at September 30, 2018 are as follows:

i. Acquisition of Banco Popular Español, S.A.U.

Regarding the estimation of the purchase adjustments of Banco Popular Español, S.A. (“Banco Popular”) and its subsidiaries by the Parent Company, in accordance with IFRS 3, the Group has finished its assessment exercise of the identifiable assets acquired and liabilities assumed at fair value, without any modification with respect to what was recorded in 2017.

ii. Sale agreement of Banco Popular, S.A.U.’s real estate business

In relation with Banco Popular’s real estate business, on August 8, 2017, the Group announced the transaction with the Blackstone Fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular’s real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the real estate sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (March 31, 2017 or April 30, 2017).

The agreements were entered following the European Commission’s unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

The transaction closed on March 22, 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction has consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Popular maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries has transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Real Estate Management Services, S.L. The price attributed to the contributed assets is approximately 10,000 million euros, of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the operation of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for EUR 1,701 million in the "Investments in joint ventures and associates - entities" section, without significant impact in the Group´s income statement.

iii. Sale of the 49% stake in Wizink

On March 26, 2018 the Group reported that its subsidiaries Banco Popular and Banco Santander Totta, S.A. (“Santander Totta”) had reached an agreement with entities managed by Värde Partners, Inc. ("Varde") and with WiZink Bank, S.A. ("WiZink") under which:

i.	Banco Popular will sell Varde its 49% stake in WiZink and,
ii.

Banco Popular and Santander Totta will acquire the business of credit and debit cards marketed by Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016, respectively, from Banco Popular.

With these operations, Santander Group resumes Banco Popular’s debit and credit card business, which improves the commercial strategy and facilitates Banco Popular’s integration process.

Once all the pertinent regulatory authorizations have been obtained (the last one dated October 25, 2018), the closing of the two operations do not have a significant impact on the Group’s income statement.

iv. Merger by absorption of Banco Santander with Banco Popular, S.A.U.

On April 24, 2018 the boards of directors of Banco Santander and Banco Popular agreed to approve and sign the merger project by absorption of Banco Popular by Banco Santander.

On September 28, 2018 the merger certificate of Banco Popular by Banco Santander was registered in the Mercantile Registry of Cantabria. After the merger, Banco Santander has acquired, by universal succession, all the rights and obligations of Banco Popular, including those that have been acquired from Banco Pastor and Popular Banca Privada, by virtue of the merger of Banco Pastor and Popular Banca Privada with Banco Popular that was also approved on April 24, 2018 by the respective board of directors. This transaction has no impact on the Group’s income statement.

v. Acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A.

On December 14, 2017, the Group announced that its subsidiary Santander Bank Polska, S.A. (former Bank Zachodni WBK S.A.), together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G. for the acquisition (through a carve out) of the retail banking and private banking business of Deutsche Bank Polska, S.A., excluding the portfolio of mortgages in foreign currency and the business of CIB (Corporate & Investment Banking), and including the asset management company named DB Securities, S.A. (Poland), for an estimated amount of EUR 305 million that will be paid in cash and shares of Santander Bank Polska, S.A. (former Bank Zachodni WBK S.A.) of new issuance, by acquiring approximately 10% of the shares of Deutsche Bank Polska, S.A. and the partial split of Deutsche Bank Polska, S.A in Santander Bank Polska, S.A. (former Bank Zachodni WBK S.A.) and consequent capital increase in Santander Bank Polska, S.A. (former Bank Zachodni WBK S.A.) to be subscribed by Deutsche Bank, A.G.

The transaction was authorized on March 2, 2018 by the Polish competition regulator and it has been approved at the General Shareholders’ Meetings of Santander Bank Polska, S.A. (former Bank Zachodni WBK S.A.) and Deutsche Bank Polska, S.A., as well as by the Polish banking regulator. The acquisition is pending execution according to its terms, which are expected to take place in the fourth quarter of 2018. It is not estimated that this operation will have a significant impact on the Group’s income statement.

vi. Agreement with Aegeon Group as business partner for several insurance services

On July 3, 2018, the Group announced that it had reached an agreement with the Aegon Group, pursuant to which it will be the insurance partner in Spain for the life-insurance business and several branches of general insurance. Given such agreement, and the perimeter under which it will be materialized, are subject to various conditions including the termination of the current alliance between Banco Popular and its current partner, it is not possible to estimate when these transactions will be closed. These transactions are not expected to have a significant impact on the Group’s income statement.

3.	Shareholder remuneration system and earnings per share

a)Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first nine months of 2018 and 2017 was as follows:

	09-30-2018			09-30-2017
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Dividend paid out of profit	25.00%	0.1250	2,017	23.00%	0.1150	1,764
Dividend paid with a charge to reserves or share premium	12.00%	0.0600	968	11.00%	0.0550	802
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	37.00%	0.1850	2,985	34.00%	0.1700	2,566

	09-30-2018			09-30-2017
	% of par value	Reais per share	Amount (Millions of reais)	% of par value	Reais per share	Amount (Millions of reais)
Dividend paid out of profit	25.00%	0.5190	8,375	23.00%	0.4050	6,228
Dividend paid with a charge to reserves or share premium	12.00%	0.2538	4,095	11.00%	0.1909	2,784
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	37.00%	0.7728	12,470	34.00%	0.5959	9,012

b)Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the nine-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	09-30-2018	09-30-2017
Profit attributable to the Parent (millions of euros)	5,742	5,077
Remuneration of contingently convertible preference shares (millions of euros)	(408)	(280)
	5,334	4,797
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	-	-
Profit or Loss from continuing operations (non controlling interest and PPCC retributions net) (millions of euros)	5,334	4,797
Weighted average number of shares outstanding	16,127,700,585	15,184,117,348
Basic earnings per share (euros)	0.33	0.32
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.33	0.32

	09-30-2018	09-30-2017
Profit attributable to the Parent (millions of reais)	24,560	17,897
Remuneration of contingently convertible preference shares (millions of reais)	(1,797)	(1,015)
	22,763	16,882
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of reais)	-	-
Profit or Loss from continuing operations (non controlling interest and PPCC retributions net) (millions of reais)	22,763	16,882
Weighted average number of shares outstanding	16,127,700,585	15,184,117,348
Basic earnings per share (reais)	1.41	1.11
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	1.41	1.11

ii.Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the nine-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	09-30-2018	09/30-2017

Profit attributable to the Parent (millions of euros)	5,742	5,077
Remuneration of contingently convertible preference shares (millions of euros)	(408)	(280)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
	5,334	4,797
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	-	-
Profit or Loss from continuing operations (non controlling interest and PPCC retributions net) (millions of euros)	5,334	4,797
Weighted average number of shares outstanding	16,127,700,585	15,184,117,348
Dilutive effect of:
Options/ receipt of shares	44,561,157	41,591,182
Adjusted number of shares	16,172,261,742	15,225,708,530
Diluted earnings per share (euros)	0.33	0.32
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.33	0.32

	09-30-2018	09-30-2017

Profit attributable to the Parent (millions of reais)	24,560	17,897
Remuneration of contingently convertible preference shares (millions of reais)	(1,797)	(1,015)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
	22,763	16,882
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of reais)	-	-
Profit or Loss from continuing operations (non controlling interest and PPCC retributions net) (millions of reais)	22,763	16,882
Weighted average number of shares outstanding	16,127,700,585	15,184,117,348
Dilutive effect of:
Options/ receipt of shares	44,561,157	41,591,182
Adjusted number of shares	16,172,261,742	15,225,708,530
Diluted earnings per share (reais)	1.41	1.11
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	1.41	1.11

4.	Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2017 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2017 and 2016.

The main data relating to the aforementioned remuneration and benefits for the nine-month periods ended September 30, 2018 and 2017 are summarized as follows:

Remuneration of members of the board of directors (1)

	Thousands of euros
	09-30-2018	09-30-2017

Remuneration from supervision responsibilities and collegiate decisions:
Directors fees	660	741
Bylaw-stipulated emoluments (annual emolument)	2,762	2,799
Sub-total	3,422	3,540

Remuneration for executive functions:

Fixed salary remuneration of executive directors	5,483	5,597
Variable salary remuneration of executive directors	-	-
Life insurance premiums	862	579
Other (except insurance premiums)	1,404	589
Sub-total	7,749	6,765

Transactions with shares and/or other financial instruments	-	-

Pension funds and plans: endowments and/or contributions (2)	1,812	3,873

	12,983	14,178

	Thousands of reais
	09-30-2018	09-30-2017

Remuneration from supervision responsibilities and collegiate decisions:
Directors fees	2,821	2,612
Bylaw-stipulated emoluments (annual emolument)	11,813	9,868
Sub-total	14,634	12,480

Remuneration for executive functions:
Fixed salary remuneration of executive directors	23,454	19,730
Variable salary remuneration of executive directors	-	-
Life insurance premiums	3,687	2,041
Other (except insurance premiums)	6,006	2,076
Sub-total	33,147	23,847

Transactions with shares and/or other financial instruments	-	-

Pension funds and plans: endowments and/or contributions (2)	7,751	13,651

	55,532	49,978

(1)	The notes to the annual consolidated financial statements for 2018 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)

Corresponds to the endowments and/or contributions made during the first nine months of 2018 and 2017 for retirement pensions and supplementary benefits of surviving spouse, child benefits, and permanent disability.

Other benefits of members of the board of directors

	Thousands of euros
	09-30-2018	09-30-2017

Members of the board of directors:
Advances	-	-
Loans granted	114	121
Pension funds and plans: Accumulated rights (1) (2)	77,270	123,776
Guarantees provided for directors	-	-

	Thousands of reais
	09-30-2018	09-30-2017

Members of the board of directors:
Advances	-	-
Loans granted	532	457
Pension funds and plans: Accumulated rights (1) (2)	359,576	436,313
Guarantees provided for directors	-	-

(1)

Corresponds to the rights accrued by the directors in pension matters. It also includes for informational purposes the rights accumulated by Mr. Rodrigo Echenique Gordillo, although these rights corresponded to Mr. Echenique before his appointment as executive director. Additionally, former members of the board had at September 30, 2018 and September 30, 2017 rights accrued for this concept for EUR 79,687 thousand (370,824 thousand of reais) and EUR 82,064 thousand (289,277 thousand of reais), respectively.

(2)	The payments made during the first nine months of the financial year 2018 to the members of the Board entitled to post-employment benefits amounted to 909 thousand euros (3,886 thousand of reais).

Remuneration of senior management

The table below includes the corresponding amounts related to remunerations of senior management for the nine months periods ended September 30, 2018 and 2017, excluding the executive directors:

	Thousands of euros
	09-30-2018	09-30-2017

Senior management (1):
Total remuneration of senior management (2)	21,816	17,234
Pension funds: Endowments and/or contributions (3)	4,519	10,156

	26,335	27,390

	Thousands of reais
	09-30-2018	09-30-2017

Senior management (1):
Total remuneration of senior management (2)	93,322	60,750
Pension funds: Endowments and/or contributions (3)	19,329	35,800

	112,651	96,550

(1)	The number of senior managers of the Bank, excluding executive directors, amounts to 18 on September 30, 2018 and amounts to 20 on September 30, 2017.
(2)

Remunerations regarding to members of senior management who, during the nine month period ended September 30, 2018, had ceased their duties amount to EUR 1,861 thousand (7,959 thousands of reais) and EUR 457 thousand (1,611 thousand of reais) on September 30, 2017.

(3)	Corresponds to the endowments and/or contributions made during the first nine months of 2018 and 2017 for retirement pensions.

The annual variable remunerations (or bonuses) for 2017 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remunerations allocable to 2018 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2018.

Funds and pension plans of senior management

	Thousands of euros
	09-30-2018	09-30-2017

Senior management:
Pension funds: Endowments and / or contributions (1)	66,383	65,576

	Thousands of reais
	09-30-2018	09-30-2017

Senior management:
Pension funds: Endowments and / or contributions (1)	308,913	231,157

(1)

Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at September 30, 2018 and September 30, 2017 rights accumulated for this same concept for EUR 209,548 thousand (975,113 thousand of reais) and EUR 173,768 thousand (612,535 thousand of reais), respectively.

5.Financial assets

a)Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at September 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39) is as follows, presented by the nature and categories for valuation purposes:

	Millions of euros
	09-30-18 (*)
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost

Derivatives	52,677	-	-	-	-
Equity instruments	17,239	3,165	-	2,771	-
Debt instruments	28,230	2,957	2,732	112,288	40,089
Loans and advances	302	630	61,089	1,297	891,322
Central Banks	-	-	8,870	-	15,163
Credit institutions	63	-	28,531	-	35,786
Customers	239	630	23,688	1,297	840,373
Total	98,448	6,752	63,821	116,356	931,411

	Millions of reais
	09-30-18 (*)
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost

Derivatives	245,132	-	-	-	-
Equity instruments	80,223	14,728	-	12,897	-
Debt instruments	131,368	13,763	12,711	522,532	186,556
Loans and advances	1,407	2,933	284,279	6,034	4,147,763
Central Banks	-	-	41,276	-	70,559
Credit institutions	295	-	132,771	-	166,530
Customers	1,112	2,933	110,232	6,034	3,910,674
Total	458,130	31,424	296,990	541,463	4,334,319

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

	Millions of euros
	12‑31‑17
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for-sale	Loans and receivables	Investments held -to- maturity

Derivatives	57,243	-	-	-	-
Equity instruments	21,353	933	4,790	-	-
Debt instruments	36,351	3,485	128,481	17,543	13,491
Loans and advances	10,511	30,364	-	885,470	-
Central Banks	-	-	-	26,278	-
Credit institutions	1,696	9,889	-	39,567	-
Customers	8,815	20,475	-	819,625	-
Total	125,458	34,782	133,271	903,013	13,491

	Millions of reais
	12‑31‑17
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for-sale	Loans and receivables	Investments held -to- maturity

Derivatives	227,421	-	-	-	-
Equity instruments	84,832	3,705	19,031	-	-
Debt instruments	144,419	13,844	510,443	69,696	53,599
Loans and advances	41,760	120,631	-	3,517,884	-
Central Banks	-	-	-	104,401	-
Credit institutions	6,740	39,288	-	157,195	-
Customers	35,020	81,343	-	3,256,288	-
Total	498,432	138,180	529,474	3,587,580	53,599

The total of the interest income non-calculated in accordance with the effective interest rate method is 1,650 and 1,962 million euros (7,059 and 6,915 million of reais) in the first nine months of 2018 and 2017, respectively.

The gross exposure of the financial assets by stages of impairment as of September 30, 2018 (IFRS 9) are included below:

	Millions of euros
	09-30-18
	Gross value
	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	113,588	6	-	113,594
Debt instruments	112,296	-	-	112,296
Loans and advances	1,292	6	-	1,298
Central Banks	-	-	-	-
Credit institutions	-	-	-	-
Customers	1,292	6	-	1,298
Financial assets at amortized cost	866,708	53,508	35,692	955,908
Debt instruments	39,949	17	725	40,691
Loans and advances	826,759	53,491	34,967	915,217
Central Banks	15,163	-	-	15,163
Credit institutions	35,797	-	4	35,801
Customers	775,799	53,491	34,963	864,253
Total	980,296	53,514	35,692	1,069,502

	Millions of reais
	09-30-18
	Gross value
	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	528,580	28	-	528,608
Debt instruments	522,569	-	-	522,569
Loans and advances	6,011	28	-	6,039
Central Banks	-	-	-	-
Credit institutions	-	-	-	-
Customers	6,011	28	-	6,039
Financial assets at amortized cost	4,033,222	248,999	166,093	4,448,314
Debt instruments	185,904	79	3,374	189,357
Loans and advances	3,847,318	248,920	162,719	4,258,957
Central Banks	70,559	-	-	70,559
Credit institutions	166,581	-	19	166,600
Customers	3,610,178	248,920	162,700	4,021,798
Total	4,561,802	249,027	166,093	4,976,922

Additionally, the group has recorded EUR 298,182 million (1,387,590 million of reais) in provisions for commitments and financial guarantees granted subject to impairment under IFRS 9, of which EUR 291,328 million (1,355,692 million of reais) are in stage 1, EUR 5,495 million (25,571 million of reais) in stage 2 and EUR 1,359 million (6,327 million of reais) in stage 3.

b)Valuation adjustments for impairment of financial assets at amortized cost portfolio

The following is the movement that has taken place, during the nine-month periods ended September 30, 2018 (IFRS 9) and 2017 (IAS 39), in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortized cost:

	Millions of euros
	09-30-18 (*)	09-30-17
Balance as at beginning of period	26,656	24,899

Impairment losses charged to income for the period	7,567	8,225
Of which:
Impairment losses charged to income	12,980	13,605
Impairment losses reversed with a credit to income	(5,413)	(5,380)
Write-off of impaired balances against recorded impairment allowance	(8,850)	(10,103)
Exchange differences and other changes (**)	(876)	3,059

Balance as at end of period	24,497	26,080

By status of the assets
Impaired assets	15,822	17,355
Other assets	8,675	8,725

Of which:
Individually calculated	5,959	6,137
Collectively calculated	18,538	19,943

	Millions of reais
	09-30-18 (*)	09-30-17
Balance as at beginning of period	105,903	85,417

Impairment losses charged to income for the period	32,369	28,995
Of which:
Impairment losses charged to income	55,526	47,960
Impairment losses reversed with a credit to income	(23,157)	(18,965)
Write-off of impaired balances against recorded impairment allowance	(37,857)	(35,613)
Exchange differences and other changes (**)	13,580	19,352

Balance as at end of period	113,995	98,151

By status of the assets
Impaired assets	73,626	65,316
Other assets	40,369	32,835

Of which:
Individually calculated	27,729	23,096
Collectively calculated	86,266	75,055

(*)     See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)    In 2017 it mainly includes Banco Popular acquisition balances.

Previously written-off assets recovered in the first nine months of 2018 and 2017 amounted to EUR 1,098 million and EUR 1,262 million (4,698 and 4,449 million of reais), respectively. Considering these amounts, the recorded impairment of financial assets at amortized cost amounted to EUR 6,469 million and EUR 6,963 million (27,671 and 24,546 million of reais) in the first nine months of 2018 and 2017, respectively.

The provision of the financial assets by stages of impairment as of September 30, 2018 (IFRS 9) are included below:

	Millions of euros
	09-30-18
	Impairment value correction
	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	9	-	-	9
Debt instruments	8	-	-	8
Loans and advances	1	-	-	1
Central Banks	-	-	-	-
Credit institutions	-	-	-	-
Customers	1	-	-	1
Financial assets at amortized cost	3,943	4,732	15,822	24,497
Debt instruments	26	17	559	602
Loans and advances	3,917	4,715	15,263	23,895
Central Banks	-	-	-	-
Credit institutions	6	-	9	15
Customers	3,911	4,715	15,254	23,880
Total	3,952	4,732	15,822	24,506

	Millions of reais
	09-30-18
	Impairment value correction
	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	42	-	-	42
Debt instruments	37	-	-	37
Loans and advances	5	-	-	5
Central Banks	-	-	-	-
Credit institutions	-	-	-	-
Customers	5	-	-	5
Financial assets at amortized cost	18,349	22,020	73,626	113,995
Debt instruments	121	79	2,601	2,801
Loans and advances	18,228	21,941	71,025	111,194
Central Banks	-	-	-	-
Credit institutions	28	-	42	70
Customers	18,200	21,941	70,983	111,124
Total	18,391	22,020	73,626	114,037

Additionally, the Group has recorded EUR 828 million (3,853 million of reais) in provisions for commitments and financial guarantees granted subject to impairment under IFRS 9, of which EUR 401 million (1,866 million of reais) are in stage 1, EUR 144 million (670 million of reais) in stage 2 and EUR 283 million (1,317 million of reais) in stage 3.

c)Impaired assets of financial assets at amortized cost portfolio

The movement produced, during the nine-month periods ended September 30, 2018 (IFRS 9) and 2017 (IAS 39) in the balance of financial assets classified as amortized cost and considered doubtful by reason for the credit risk is as follows:

	Millions of euros
	09-30-18	09-30-17

Balance as at beginning of period	37,275	33,350
Net additions	7,686	6,572
Written-off assets	(8,850)	(10,103)
Changes in scope of consolidation (*)	-	9,618
Exchange differences and other	(419)	(529)
Balance as at end of period	35,692	38,908

	Millions of reais
	09-30-18	09-30-17

Balance as at beginning of period	148,091	114,408
Net additions	32,878	23,166
Written-off assets	(37,857)	(35,613)
Changes in scope of consolidation (*)	-	36,156
Exchange differences and other	22,981	8,314
Balance as at end of period	166,093	146,431

(*)In 2017 it mainly includes balances from Banco Popular acquisition.

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at September 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39):

	Millions of euros			Millions of euros
	09-30-18 (*)			12‑31‑17
	Carrying amount	Fair value		Carrying amount	Fair value
Financial assets at amortized cost			Loans and receivables
Loans and advances	891,322	896,089	Loans and advances	885,470	895,645
Central banks	15,163	15,168	Central banks	26,278	26,301
Loans and advances to credit institutions	35,786	36,056	Loans and advances to credit institutions	39,567	39,887
Loans and advances to customers	840,373	844,865	Loans and advances to customers	819,625	829,457
Debt instruments	40,089	39,635	Debt instruments	31,034	31,094
ASSETS	931,411	935,724	ASSETS	916,504	926,739

	Millions of reais			Millions of reais
	09-30-18 (*)			12‑31‑17
	Carrying amount	Fair value		Carrying amount	Fair value
Financial assets at amortized cost			Loans and receivables
Loans and advances	4,147,763	4,169,950	Loans and advances	3,517,884	3,558,308
Central banks	70,559	70,584	Central banks	104,401	104,491
Loans and advances to credit institutions	166,530	167,787	Loans and advances to credit institutions	157,195	158,467
Loans and advances to customers	3,910,674	3,931,579	Loans and advances to customers	3,256,288	3,295,350
Debt instruments	186,556	184,441	Debt instruments	123,295	123,533
ASSETS	4,334,319	4,354,391	ASSETS	3,641,179	3,681,841

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated financial statements for the year 2017, taking into account IFRS 9 that has come into force on January 1, 2018 (Note 1.b).

6.Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at September 30, 2018 and December 31, 2017 is as follows:

	Millions of euros
	09-30-18	12-31-17

Tangible assets	5,443	11,661
Of which:
Foreclosed assets	5,353	11,566
Of which: Property assets in Spain (*)	4,447	10,533
Other tangible assets held for sale	90	95
Other assets	2	3,619
	5,445	15,280

	Millions of reais
	09-30-18	12-31-17

Tangible assets	25,333	46,325
Of which:
Foreclosed assets	24,913	45,949
Of which: Property assets in Spain (*)	20,694	41,847
Other tangible assets held for sale	420	376
Other assets	8	14,382
	25,341	60,707

(*)On March, 2018, the agreement for the operation of the real estate business of Popular with Blackstone was materialized (Note 2).

As September 30, 2018, the hedges constituted for the total of non-current assets for sale represent 50% (50% as of December 31, 2017, without considering the assets of the popular real estate business sold in March 2018). The provisions made during the first nine months of these years amounted to EUR 252 million and EUR 296 million (1,071 and 1,043 million of reais), respectively, and the recoveries made during that year amounted to EUR 20 million and EUR 29 million (83 and 103 million of reais), respectively.

Without considering the aforementioned agreement (Note 2), during the first nine months of 2018, the Group sold, for a net total of approximately EUR 808 million (3,456 million of reais), foreclosed properties with a gross carrying amount of EUR 1,417 million (6,061 million of reais), for which provisions totaling EUR 674 million (2,883 million of reais) had been recognized. These sales gave rise to gains of EUR 65 million (278 million of reais).

In addition, other tangible assets were sold for EUR 90 million (381 million of reais), giving rise to a gain of EUR 9 million (35 million of reais).

7.Tangible assets

a)Changes in the period

In the first nine months of 2018 and 2017, tangible assets were acquired for EUR 7,739 million and EUR 5,991 million (33,106 and 21,118 million of reais), respectively.

Also, in the first nine months of 2018 and 2017 tangible asset items were disposed of with a carrying amount of EUR 2,926 million and EUR 2,837 million (12,518 and 9,999 million of reais) respectively, giving rise to a net gain of EUR 27 million and EUR 61 million (115 and 215 million of reais), in both periods.

b)Impairment losses

In the first nine months of 2018 and 2017, there were impairment losses on elements of tangible assets (mainly assets leased out under operating leases) amounting to EUR 45 million and EUR 44 million (193 and 154 million of reais), which were recognized under Impairment on non-financial assets (net) in the condensed consolidated income statement.

c)Property, plant and equipment purchase commitments

At September 30, 2018 and 2017, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.Intangible assets

a)Goodwill

The detail of Intangible Assets - Goodwill at September 30, 2018 and December 31, 2017, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	09-30-18	12‑31‑17

Santander UK	8,375	8,375
Banco Santander (Brazil), S.A.	4,258	4,988
Santander Bank Polska, S.A. (former Bank Zachodni WBK S.A.)	2,415	2,473
Santander Consumer USA Holdings Inc.	2,079	2,007
Santander Bank, National Association	1,774	1,712
Santander Consumer Germany	1,217	1,217
Santander Asset Management	1,173	1,173
Banco Santander Totta, S.A.	1,040	1,040
Banco Santander (Chile)	651	676
Santander Consumer Bank (Nordics)	505	518
Grupo Financiero Santander (México)	449	413
Other entities (*)	1,020	1,177
	24,956	25,769

	Millions of reais
	09-30-18	12‑31‑17

Santander UK	38,972	33,275
Banco Santander (Brazil), S.A.	19,816	19,816
Santander Bank Polska, S.A. (former Bank Zachodni WBK S.A.)	11,239	9,826
Santander Consumer USA Holdings Inc.	9,677	7,974
Santander Bank, National Association	8,255	6,802
Santander Consumer Germany	5,661	4,833
Santander Asset Management	5,459	4,660
Banco Santander Totta, S.A.	4,840	4,132
Banco Santander (Chile)	3,028	2,685
Santander Consumer Bank (Nordics)	2,350	2,057
Grupo Financiero Santander (México)	2,088	1,641
Other entities (*)	4,749	4,675
	116,134	102,376

(*)As of September 30, 2018 and December 31, 2017 includes EUR 248 million of Banco Popular Español, S.A.U. (1,154 and 933 million of reais, respectively)

In the first nine months of 2018, goodwill decreased by EUR 682 million (increased by 14,329 million of reais) due to exchange differences, which pursuant to current regulations, were recognized with a debit to Other comprehensive income – items that may be reclassified to profit or loss - Exchange differences in equity through the condensed consolidated statement of recognized income and expense (Note 11).

Note 17 to the consolidated financial statements for the year ended December 31, 2017 includes detailed information on the procedures followed by the Group to analyze the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first nine months of 2018 there were no impairment losses which required recognition.

b)Other intangible assets

During the first nine months of 2018, impairment losses amounting EUR 77 million (329 million of reais) were recorded under "Impairment of other non financial assets, net" in the consolidated income statement.

9.Financial liabilities

a)	Breakdown

The detail, by nature and category for valuation purposes, of the Group’s financial liabilities, other than hedging derivatives, at September 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39) is as follows:

	Millions of euros			Millions of euros
	09-30-18 (*)			12-31-17
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	51,775	-	-	57,892	-	-
Short Positions	15,030	-	-	20,979	-	-
Deposits	-	89,447	879,043	28,753	55,971	883,320
Central banks	-	12,073	72,610	282	8,860	71,414
Credit institutions	-	22,220	82,836	292	18,166	91,300
Customer	-	55,154	723,597	28,179	28,945	720,606
Debt securities	-	2,323	231,708	-	3,056	214,910
Other financial liabilities	-	412	28,315	-	589	27,839
Total	66,805	92,182	1,139,066	107,624	59,616	1,126,069

	Millions of reais			Millions of reais
	09-30-18 (*)			12-31-17
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	240,936	-	-	230,000	-	-
Short Positions	69,943	-	-	83,348	-	-
Deposits	-	416,241	4,090,625	114,230	222,369	3,509,343
Central banks	-	56,180	337,889	1,120	35,201	283,721
Credit institutions	-	103,401	385,478	1,158	72,172	362,725
Customer	-	256,660	3,367,258	111,952	114,996	2,862,897
Debt securities	-	10,811	1,078,253	-	12,143	853,816
Other financial liabilities	-	1,919	131,762	-	2,339	110,600
Total	310,879	428,971	5,300,640	427,578	236,851	4,473,759

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

b)	Information on issues, repurchases or redemptions of debt instruments issued

The detail of the balance of debt instruments issued according to their nature is:

	Millions of euros
	09-30-18	12‑31‑17

Bonds and debentures outstanding	185,923	176,719
Subordinated	23,809	21,382
Promissory notes and other securities	24,299	19,865
Total debt instruments issued	234,031	217,966

	Millions of reais
	09-30-18	12‑31‑17

Bonds and debentures outstanding	865,191	702,086
Subordinated	110,795	84,951
Promissory notes and other securities	113,078	78,922
Total debt instruments issued	1,089,064	865,959

The detail, at September 30, 2018 and 2017, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first nine months of 2018 and 2017:

	Millions of euros
	09-30-18
	Outstanding beginning balance at 01-01-2018	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 09-30-2018

Bonds and debentures outstanding	176,719	-	51,101	(40,861)	(1,036)	185,923
Subordinated	21,382	-	2,985	(791)	233	23,809
Bonds and debentures outstanding and subordinated liabilities issued	198,101	-	54,086	(41,652)	(803)	209,732

	Millions of reais
	09-30-18
	Outstanding beginning balance at 01-01-2018	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 09-30-2018

Bonds and debentures outstanding	702,086	-	218,592	(174,789)	119,302	865,191
Subordinated	84,951	-	12,769	(3,384)	16,459	110,795
Bonds and debentures outstanding and subordinated liabilities issued	787,037	-	231,361	(178,173)	135,761	975,986

	Millions of euros
	09-30-17
	Outstanding beginning balance at 01-01-2017	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 09-30-2017

Bonds and debentures outstanding	183,278	11,426	42,591	(54,374)	(9,970)	172,951
Subordinated	19,873	11	2,894	(144)	(795)	21,839
Bonds and debentures outstanding and subordinated liabilities issued	203,151	11,437	45,485	(54,518)	(10,765)	194,790

	Millions of reais
	09-30-17
	Outstanding beginning balance at 01-01-2017	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 09-30-2017

Bonds and debentures outstanding	628,733	40,277	150,134	(191,669)	23,424	650,899
Subordinated	68,176	39	10,201	(508)	4,285	82,193
Bonds and debentures outstanding and subordinated liabilities issued	696,909	40,316	160,335	(192,177)	27,709	733,092

In March 2018, Banco Santander, S.A. communicated that the placement of preference shares contingently convertible into newly issued ordinary shares of the Bank carried out, excluding the right of preferential subscription of its shareholders and for a nominal amount of EUR 1,500 million (the "Issuance" and the CCPSs").

The Issuance was made at pair and the remuneration of the CCPSs, whose payment is subject to certain conditions and is also discretionary, fixed at an annual 4.75% for the first seven years, being revised thereafter every five years applying a margin of 409.7 basis-point over the Mid-Swap Rate in five-year euros (5‑year Euro Mid-Swap Rate).

c)	Other issues guaranteed by the Group

At September 30, 2018 and 2017, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their corresponding fair value at September 30, 2018 and December 31, 2017:

	Millions of euros
	09-30-18		12-31-17
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	879,043	878,668	883,320	883,880
Central banks	72,610	72,330	71,414	70,713
Credit institutions	82,836	82,819	91,300	91,767
Customer	723,597	723,519	720,606	721,400
Debt securities	231,708	234,687	214,910	221,276
Other financial liabilities	28,315	28,427	27,839	27,615
LIABILITIES	1,139,066	1,141,782	1,126,069	1,132,771

	Millions of reais
	09-30-18		12-31-17
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	4,090,625	4,088,882	3,509,343	3,511,567
Central banks	337,889	336,588	283,721	280,936
Credit institutions	385,478	385,398	362,725	364,581
Customer	3,367,258	3,366,896	2,862,897	2,866,050
Debt securities	1,078,253	1,092,116	853,816	879,107
Other financial liabilities	131,762	132,285	110,600	109,712
LIABILITIES	5,300,640	5,313,283	4,473,759	4,500,386

The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table, other than those mentioned in these interim financial statements, are detailed in Note 51.c of the consolidated financial statements for 2017.

10.Provisions

a)	Provisions for Pensions and other post-retirements obligations and Other long term employee benefits

The variation experienced by the balance of the Pensions and other post-retirements obligations and other long term employee benefits from December 31, 2017 to September 30, 2018, is mainly due to lower actuarial losses in the nine-month period as a result of changes in actuarial assumptions (Note 11.c), as well as benefit allowances, which are partially offset by early retirement provisions amounting to EUR 165 million (706 million of reais).

b)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at September 30, 2018 and at December 31, 2017 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	09-30-18	12‑31‑17

Provisions for taxes	848	1,006
Provisions for employment-related proceedings (Brazil)	854	868
Provisions for other legal proceedings	1,330	1,307
Provision for customer remediation	661	885
Regulatory framework-related provisions	35	101
Provision for restructuring	522	360
Other	1,380	1,314
	5,630	5,841

	Millions of reais
	09-30-18	12‑31‑17

Provisions for taxes	3,946	3,997
Provisions for employment-related proceedings (Brazil)	3,974	3,448
Provisions for other legal proceedings	6,188	5,195
Provision for customer remediation	3,076	3,517
Regulatory framework-related provisions	163	401
Provision for restructuring	2,429	1,431
Other	6,418	5,220
	26,194	23,209

Relevant information is set forth below in relation to each type of provision shown in the preceding table.

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated cost of the Banco Popular floor clauses. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK, and those relating to Banking Tax in Poland.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main movements during the first nine months of the breakdown provisions are shown below:

Regarding the provisions arising from civil contingencies and legal nature, Brazil provides in the period EUR 195 million (834 million of reais) due to civil contingencies and EUR 283 million (1,211 million of reais) arising from employment related claims. This increase was partially offset by the use of available provisions of which EUR 221 million (945 million of reais) were related to payments of employment-related claims and EUR 132 million (565 million of reais) due to civil contingencies.

Regarding the provisions arising for customer remediation, EUR 16 million (68 million of reais) are released, and EUR 95 million (406 million of reais) are used in United Kingdom. On the other hand, in Popular, an amount of EUR 100 million (428 million of reais) has been used in the year from floor clauses.

Regarding the provisions constituted by regulatory framework, EUR 5 million (21 million of reais) are released and EUR 60 million (257 million of reais) are used in the nine-month period in United Kingdom (Bank Levy and FSCS). In addition, EUR 71 million (330 million of reais) have been provisioned and paid in Poland.

Regarding the provisions for restructuring process, a further provision of EUR 236 million (1,010 million of reais) was registered in Spain. This increase was partially offset by the use of EUR 164 million (702 million of reais).

c)Litigation and other matters

i.Tax-related litigation

At September 30, 2018 the main tax-related proceedings concerning the Group were as follows:

- Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

- Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor’s Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

- Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability. In August 2017, the Bank and other entities of the Group have adhered to the program of fractioning and payment of tax debts provided for in Provisional Measure 783/2017 in relation to different administrative processes of the years 1999 to 2005.

- Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

- In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

- In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banco Santander Banespa, S.A. (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reverted the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. This decision has been subject to clarification action which has been dismissed, as such, the decision has been appealed. However, the processing of this appeal has been recessed as a result of the estimation of a popular action that has resulted in the annulment of the CARF decision of October 21, 2011, and this body must issue a new resolution on these years. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed. On July 4, 2017 and November 8, 2017, the CARF ruled in favor of the Brazilian taxing authorities with regards to the annual periods for the years ended 2005, 2006 and 2007, being these rulings subject to a clarification action and subsequent appeal before the Courts. In relation to year 2007, an appeal was also filed challenging the voting process of the decision. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the interim financial statements.

- In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil) S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

- In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favor has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência S.A. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

- In June 2013, the Brazilian tax authorities issued an infringement order against Banco Santander (Brasil) S.A. as the party responsible for the capital gains tax allegedly obtained in Brazil by the non-resident entity in Brazil, Sterrebeeck BV, on the occasion of the operation of ‘incorporation of ações’ carried out in August 2008. As a result of the aforementioned operation, Banco Santander (Brasil) SA acquired all the shares of Banco ABN AMRO Real SA and ABN AMRO Brasil Dois Participações SA through the delivery to the shareholders of these newly issued share entities of Banco Santander (Brasil) SA, issued in a capital increase carried out for this purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. After the appeal for reconsideration lodged at the Federal Tax Office was dismissed by the Delegacia da Receita Federal, the Group, in December 2014, appealed against the infringement notice at CARF, which, in March 2018, in a split decision settled by the casting vote of the Chairman, has dismissed the appeal filed by the Group. This decision will be subject to clarification action and further appeal at the CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the interim financial statements.

- In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil) S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, in November 2016 the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

- Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

- Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

- Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. After an initial ruling at the District Court level in favor of Santander Holdings USA, Inc., the US Government appealed to the Court of Appeals, where the District Court’s decision was reversed. On June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.´s petition to hear its appeal and referred the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. On July 17, 2018, the District Court finally ruled against Santander Holdings USA, Inc. Final resolution is anticipated within the coming months, with no effect on income.

- In 2007 the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011, on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii.Non-tax-related proceedings

At September 30, 2018, the main non-tax-related proceedings concerning the Group were as follows:

- Compensation to customers (customer remediation): claims associated with the sale of certain financial products (mainly payment protection insurance - PPI) by Santander UK to its customers.

As of September 30, 2018, the provision for this concept amounts to 274 million pounds (EUR 309 million and 1,438 million of reais) and 356 million pounds (EUR 401 million and 1,593 million of reais) as of December 31, 2017. The provision registered is deemed appropriate given the current situation. This provision will be subject to continuous review on the basis of the amount of claims received and the inquiry raised by the FCA on July 4, 2018 (CP 18/18: Guidance on regular premium PPI complaints and recurring non-disclosure of commission).

- Delforca: This dispute arose from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. An initial arbitration ruled in favor of the Bank, but this ruling was anulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favor (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, which were later dropped, and in Santander, currently stayed due to preliminary civil rulings.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except the decision to reject the conclusion of the proceeding. Such decision reinitiated the arbitration process, in which the Partial Award was issued and which rejected the procedural exceptions raised by Delforca. Delforca appealed the decisions rejecting the resolution of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps, given that these were ongoing processes. On May 18, 2018, an award was issued which fully upheld the Bank’s claim amounting to EUR 66 million. On July 26, 2018, the Supreme Court of Madrid has rejected the Partial Award estimating the procedural exceptions raised by Delforca. The Bank has not recognized any provisions connected to this case.

- Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions in this connection.

- ‘Planos económicos’: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (‘planos económicos’). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

At the end of 2017, the Advocacia Geral da União (AGU), Bacen, Instituto de Defesa do Consumidor (Idec), the Frente Brasileira dos Poupadores (Febrapo) and Federação Brasileira dos Bancos (Febraban) signed an agreement with the aim of terminating the judicial disputes related to economic situation. Discussions have focused on specifying the amount to be paid to each affected customer according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the amount of endorsements that there have been and the number of savers who have showed the existence of the account and its balance on the date on which the indexes were changed. The terms of the agreement signed by the parties have already been homologated by the Supreme Federal Court (STF), to whom the final word on the viability of the agreement corresponds. Provisions registered in order to hedge risks that may derive from the “economic plans”, including those derived from the homologation of the agreement pending approval by the STF, are deemed sufficient.

- The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was 2,330 million euros, of which 2,010 million euros related to institutional investors and international private banking customers, and the remaining 320 million euros made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims exist against component of the Group in relation to this matter. The Group considers that it behaved at all times with due diligence and that the sale of these products was always transparent and adjusted to the applicable regulations and procedures. Accordingly, the risk of loss is considered to be remote or immaterial.

- In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los Mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Banco Santander in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). On February 13, 2018, the CNMC published its decision, by which it fined Santander, Sabadell, BBVA and Caixabank with EUR 91 million (EUR 23.9 million for Santander) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defense of Competition and 101 of the Treaty of Functioning of the European Union (Case S/DC/0579/16 Derivados Financieros). According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court.

- Floor clauses: as a consequence of the acquisition of Banco Popular Español S.A.U., the Group is exposed to material transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español S.A.U., includes "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, Banco Popular’s situation is described below:

On December 21, 2016, the Court of Justice of the European Union declared contrary to European Union law the doctrine established by the Judgment of the 1st Chamber of the Supreme Court of May 9, 2013, pursuant to which it limited the retroactive effect of the nullity of the floor clauses, so that only the amounts collected in application of these clauses were returned as of May 9, 2013. Subsequently, the Judgment of the 1st Chamber of the Supreme Court of February 24, 2017, resolving an appeal by another entity, adapted its jurisprudence on the matter to the Judgment of the Court of Justice of the European Union of December 21, 2016 and, in particular, considered that its ruling of May 9 of 2013, issued within the framework of a collective action, did not cause a res judicata effect with respect to the individual claims that could be raised by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause can claim reimbursement. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses.

In 2015 and 2016, Banco Popular made extraordinary provisions that, following the Judgment of the European Union’s Court of Justice on December 21, 2016, were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. As of September 30, 2018, the amount of the Group’s provisions in relation to this matter amounts to EUR 123 million (572 million of reais). For this matter, after the purchase of Banco Popular, EUR 338 million (1,446 million of reais) provisions have been used by the Group mainly for refunds as a result of the extrajudicial process mentioned above.

- Other aspects: taking into account the declaration in resolution of Banco Popular, S.A.U., the amortization and conversion of its capital instruments and the subsequent transmission to Banco Santander of the shares resulting from the aforementioned conversion in exercise of the resolution instrument for the sale of the business of the entity, all under the rules of the single resolution framework, is unprecedented in Spain or in any other Member State of the European Union, appeals have been filed against the decision of the Single Resolution Board, against the decision of the FROB, agreed upon in execution of the previous one, as well as claims against Banco Popular Español, S.A.U., Banco Santander and other Santander Group entities derived from or related to the acquisition of Banco Popular. Since the acquisition of Banco Popular by Banco Santander, various investors, advisers or financial operators have announced their intention to analyze and, as the case may be, confirmed, the filing of claims of various kinds in relation to the aforementioned acquisition. Regarding possible remedies or claims, it is not possible to anticipate all the specific claims that would be asserted, nor their economic implications (particularly when it is possible that the possible claims do not quantify their claims, claim new legal interpretations, or involve a very high number of parts).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

- Lastly, the Cologne Public Prosecution Offices has opened an investigation against Banco Santander S.A. and other group entities and three former employees in relation to the certain type of German tax dividend linked transactions known as cum-ex transactions. Banco Santander S.A. is cooperating with the German authorities. As the investigations are at preliminary stage, the results and the effects for the Group cannot be anticipated.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

With the information available to it, the Group considers that, at September 30, 2018, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.	Equity

In the nine-month periods ended September 30, 2018 and 2017 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)	Capital

As a result of the acquisition of Banco Popular mentioned in Note 2, and in order to strengthen and optimize the Bank’s equity structure to provide adequate coverage of the acquisition, the Group, on July 3, 2017, reported on the agreement of the executive committee of Banco Santander to increase the capital of the Bank by EUR 729 million (2,734 million of reais) by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders. The corresponding public deed of capital increase was granted on July 7, 2017.

The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of EUR 7,072 million (26,520 million of reais).

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from July 6 to 20, 2017, where 10 preferential subscription rights were required to subscribe 1 new share.

By public deed dated November 7, 2017, a capital increase was released in the amount of 48 million euros (184 million of reais), through which the Santander Dividendo Elección program was implemented, through the issuance of 95,580,136 shares (0.6 % of the share capital).

As of December 31, 2017 and September 30, 2018, the Bank’s capital stock was represented by 16,136,153,582 shares, with a nominal amount of EUR 8,068 million (21,195 million of reais), in both cases.

b)	Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	Millions of euros
	09‑30‑2018 (IFRS 9) (*)	12‑31‑2017 (IAS 39)
Other comprehensive income accumulated	(24,816)	(21,776)
Items not reclassified to profit or loss	(2,668)	(4,034)
Actuarial gains or losses on defined benefit pension plans	(3,353)	(4,033)
Non-current assets and disposable groups of items that have been classified as held for sale	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	-	(1)
Other valuation adjustments	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	717
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [item hedged]	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [hedging instrument]	-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(32)
Items that may be reclassified to profit or loss	(22,148)	(17,742)
Hedge of net investments in foreign operations (effective portion)	(4,125)	(4,311)
Exchange differences	(18,154)	(15,430)
Hedging derivatives. Cash flow hedges (effective portion)	(133)	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	598
Coverage instruments (items not designated)	-
Financial assets available for sale		2,068
Debt instruments		1,154
Equity instruments		914
Non-current assets held for sale		-
Share in other income and expenses recognized in investments in joint ventures and associates	(334)	(221)

	Millions of reais
	09‑30‑2018 (IFRS 9) (*)	12‑31‑2017 (IAS 39)
Other comprehensive income accumulated	115,557	64,754

Items not reclassified to profit or loss	(12,422)	(16,029)

Actuarial gains or losses on defined benefit pension plans	(15,604)	(16,023)
Non-current assets and disposable groups of items that have been classified as held for sale	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	-	(6)
Other valuation adjustments	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	3,331
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [item hedged]	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [hedging instrument]	-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(149)

Items that may be reclassified to profit or loss	127,979	80,783

Hedge of net investments in foreign operations (effective portion)	(19,195)	(17,127)
Exchange differences	146,559	89,971
Hedging derivatives. Cash flow hedges (effective portion)	(621)	604
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	2,789
Coverage instruments (items not designated)	-
Financial assets available for sale		8,213
Debt instruments		4,583
Equity instruments		3,630
Non-current assets held for sale	-	-
Share in other income and expenses recognized in investments in joint ventures and associates	(1,553)	(878)

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

c)	Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans

The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset). Its variation is shown in the condensed consolidated statement of recognized income and expense.

During the first nine months of 2018 actuarial gains on defined benefit pension plans amounts to EUR 1,006 million (4,303 million of reais), which main impacts are:

-

Decrease of EUR 576 million (2,464 million of reais) in the accumulated actuarial losses corresponding to the Group’s business in United Kingdom, mainly due to the gains because of the variation of the discount rate (increase from 2.49 % to 2.90%), likewise the evolution of the inflation (decrease from 3.15 % to 3.25%).

-

Decrease of EUR 153 million (654 million of reais) in the accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the variation of the discount rate (increase from 9.53 % to 10.12 % for the pension plans and from 9.65 % to 10.17 % for the health insurance).

-

Decrease of EUR 126 million (539 million of reais) in the accumulated actuarial losses corresponding to the Group’s business in Spain, mainly due to the variation of the discount rate (increase from 1.40% to 1.75%).

Likewise, the differences in the cumulative actuarial gains and losses account for a losses decrease of EUR 151 million (646 million of reais) as a consequence of the evolution of exchange rates and other effects, mainly in Brazil (depreciation of the real).

d)	Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income

Includes the net amount of unrealized fair value changes in equity instruments at fair value with changes in other comprehensive income.

Below is a breakdown of the composition of the balance as of September 30, 2018 (IFRS 9) under "Other comprehensive income" - Items that cannot be reclassified to profit or loss - Changes in the fair value of debt equity measured at fair value with changes in other comprehensive income depending on the geographical origin of the issuer:

	Millions of euros
	09-30-18 (*)
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Equity instruments
Domestic
Spain	22	(211)	(189)	459
International
Rest of Europe	148	(77)	71	561
United States	16	-	16	80
Latin America and rest	822	(3)	819	1,671
	1,008	(291)	717	2,771
Of which:
Listed	921	(19)	902	2,063
Unlisted	87	(272)	(185)	708

	Millions of reais
	09-30-18 (*)
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Equity instruments
Domestic
Spain	102	(982)	(880)	2,136
International
Rest of Europe	689	(358)	331	2,611
United States	74	-	74	372
Latin America and rest	3,820	(14)	3,806	7,778
	4,685	(1,354)	3,331	12,897
Of which:
Listed	4,280	(88)	4,192	9,602
Unlisted	405	(1,266)	(861)	3,295

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

e)	Other comprehensive income – Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences

Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net variation of both headings recognized during the first nine months of 2018, recorded in the condensed consolidated statement of recognized income and expenses, reflects the effect generated by the recognized depreciation of the currencies, mainly from Brazilian reais and Argentine peso. From this variation, an approximate loss of EUR 682 million corresponds to the valuation at the closing exchange rate of goodwill of the nine-months period ended September 30, 2018 (Note 8).

f)	Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income

Includes the net amount of unrealized fair value changes in debt instruments at fair value through other comprehensive income.

Below is a breakdown of the composition of the balance as of September 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39) under "Other comprehensive income" - Items that can be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	Millions of euros
	09-30-18 (*)				12-31-17
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government and central banks debt instruments
Spain	554	(104)	450	1,541	660	(25)	635	48,217
Rest of Europe	332	(23)	309	8,899	306	(24)	282	20,244
Latin America and rest of the world	263	(265)	(2)	7,765	404	(129)	275	39,132
Private-sector debt instruments	77	(236)	(159)	95,380	90	(128)	(38)	20,888
	1,226	(628)	598	113,585	1,460	(306)	1,154	128,481

Equity instruments
Domestic	-	-	-	-
Spain					5	(2)	3	1,373
International	-	-	-	-
Rest of Europe	-	-	-	-	166	(2)	164	979
United States	-	-	-	-	14	(5)	9	560
Latin America and rest	-	-	-	-	744	(6)	738	1,878
					929	(15)	914	4,790
Of which:	-	-	-	-
Listed	-	-	-	-	828	(5)	823	2,900
Unlisted	-	-	-	-	101	(10)	91	1,890
	-	-	-	-	2,389	(321)	2,068	133,271

	Millions of reais
	09-30-18 (*)				12-31-17
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government and central banks debt instruments
Spain	2,578	(484)	2,094	7,170	2,622	(99)	2,523	191,561
Rest of Europe	1,545	(107)	1,438	41,411	1,216	(95)	1,121	80,427
Latin America and rest of the world	1,224	(1,227)	(3)	36,134	1,605	(513)	1,092	155,468
Private-sector debt instruments	358	(1,098)	(740)	443,851	356	(509)	(153)	82,987
	5,705	(2,916)	2,789	528,566	5,799	(1,216)	4,583	510,443

Equity instruments
Domestic	-	-	-	-
Spain					20	(8)	12	5,455
International	-	-	-	-
Rest of Europe	-	-	-	-	660	(8)	652	3,889
United States	-	-	-	-	55	(20)	35	2,226
Latin America and rest	-	-	-	-	2,955	(24)	2,931	7,461
					3,690	(60)	3,630	19,031
Of which:	-	-	-	-
Listed	-	-	-	-	3,290	(20)	3,270	11,521
Unlisted	-	-	-	-	400	(40)	360	7,510
	-	-	-	-	9.489	(1.276)	8.213	529.474

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

12.	Segment information

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest income, Dividend income, Commission income, Gain on financial assets and liabilities not measured at fair value through profit or loss, net; Gain or losses on financial assets and liabilities held for trading, net; Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net; Gain or losses from hedge accounting; net and Other operating income in the accompanying consolidated income statements for the nine-month period ended September 30, 2018 and 2017:

	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	09-30-18	09-30-17	09-30-18	09-30-17	09-30-18	09-30-17

Continental Europe	14,193	13,529	986	869	15,179	14,398
United Kingdom	7,014	6,759	(184)	(131)	6,830	6,628
Latin America	26,688	29,371	(196)	(284)	26,492	29,087
United States	6,258	6,737	186	101	6,444	6,838
Corporate Activities	422	(267)	2,490	2,601	2,912	2,334
Inter-segment revenue adjustments and eliminations	-	-	(3,282)	(3,156)	(3,282)	(3,156)
Total	54,575	56,129	-	-	54,575	56,129

	Revenue (Millions of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	09-30-18	09-30-17	09-30-18	09-30-17	09-30-18	09-30-17

Continental Europe	60,713	47,691	4,218	3,063	64,931	50,754
United Kingdom	30,003	23,825	(787)	(462)	29,216	23,363
Latin America	114,162	103,534	(838)	(1,000)	113,324	102,534
United States	26,770	23,749	796	357	27,566	24,106
Corporate Activities	1,804	(941)	10,651	9,169	12,455	8,228
Inter-segment revenue adjustments and eliminations	-	-	(14,040)	(11,127)	(14,040)	(11,127)
Total	233,452	197,858	-	-	233,452	197,858

Also, following is the reconciliation of the Group’s consolidated profit after tax for the nine-month period ended September 30, 2018 and 2017, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	09-30-18	09-30-17

Continental Europe	2,743	2,292
United Kingdom	1,096	1,219
Latin America	3,781	3,767
United States	647	527
Corporate Activities	(1,390)	(1,641)
Total profit of the segments reported	6,877	6,164
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	3,709	3,332
Profit before tax	10,586	9,496

	Consolidated profit (Millions of reais)
Segment	09-30-18	09-30-17

Continental Europe	11,734	8,081
United Kingdom	4,688	4,298
Latin America	16,174	13,279
United States	2,768	1,857
Corporate Activities	(5,944)	(5,792)
Total profit of the segments reported	29,420	21,723
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	15,868	11,746
Profit before tax	45,288	33,469

13.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first nine months of 2018 and 2017, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized:

Millions of euros
09-30-18
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses
Finance costs	-	-	2	1	3
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	48	-	48
	-	-	50	1	51
Income	-
Finance income	-	-	53	8	61
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	683	16	699
	-	-	736	24	760

Millions of reais
09-30-18
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses
Finance costs	-	-	9	4	13
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	205	-	205
	-	-	214	4	218
Income
Finance income	-	-	227	34	261
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	2,922	68	2,990
	-	-	3,149	102	3,251

	Millions of euros
	09-30-18
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	1	1,622	65	1,688
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	1	623	220	844
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	5	1,252	518	1,775
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	4	526	12	542
Guarantees provided	-	-	21	44	65
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	355	10	365
Commitments/guarantees cancelled	-	-	321	-	321
Dividends and other distributed profit	-	7	-	28	35
Other transactions	-	-	39	-	39

	Millions of reais
	09-30-18
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	5	7,548	302	7,855
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	5	2,899	1,024	3,928
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	23	5,826	2,411	8,260
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	19	2,448	56	2,523
Guarantees provided	-	-	98	205	303
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	1,652	47	1,699
Commitments/guarantees cancelled	-	-	1,494	-	1,494
Dividends and other distributed profit	-	33	-	130	163
Other transactions	-	-	181	-	181

Millions of euros
09-30-17
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses
Finance costs	-	-	4	-	4
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	14	-	14
	-	-	18	-	18
Income
Finance income	-	-	39	6	45
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	480	5	485
	-	-	519	11	530

Millions of reais
09-30-17
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses
Finance costs	-	-	14	-	14
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	49	-	49
	-	-	63	-	63
Income
Finance income	-	-	137	21	158
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	1,692	18	1,710
	-	-	1,829	39	1,868

	Millions of euros
	09-30-17
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	-	724	86	810
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	2	212	36	250
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	6	327	34	367
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	2	454	54	510
Guarantees provided	-	-	-	169	169
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	14	19	33
Commitments/guarantees cancelled	-	1	15	8	24
Dividends and other distributed profit	-	6	-	25	31
Other transactions	-	-	58	5	63

	Millions of reais
	09-30-17
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	-	2,622	311	2,933
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	7	768	130	905
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	22	1,184	123	1,329
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	7	1,644	196	1,847
Guarantees provided	-	-	-	612	612
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	51	69	120
Commitments/guarantees cancelled	-	4	54	29	87
Dividends and other distributed profit	-	22	-	91	113
Other transactions	-	-	210	18	228

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 218 million (1,012 million of reais) at September 30, 2018 (September 30, 2017: EUR 417 million (1,568 million of reais)).

14.	Off-balance-sheet exposures

The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted, both revocables and non revocables.

Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.

Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	Millions of euros
	09-30-18	12-31-17
Loans commitment granted	212,115	207,671
Of which doubtful	136	81
Financial guarantees granted	12,634	14,499
Doubtful	259	254
Bank sureties	12,198	14,033
Credit derivatives sold	177	212
Other commitments granted	73,433	64,917
Other granted guarantees	40,638	37,947
Of which doubtful	958	991
Other	32,795	26,970
Of which doubtful	6	–

	Millions of reais
	09-30-18	12-31-17
Loans commitment granted	987,077	825,057
Of which doubtful	634	323
Financial guarantees granted	58,792	57,602
Doubtful	1,205	1,009
Bank sureties	56,766	55,750
Credit derivatives sold	821	843
Other commitments granted	341,721	257,910
Other granted guarantees	189,109	150,761
Of which doubtful	4,460	3,938
Other	152,612	107,149
Of which doubtful	28	–

At September 30, 2018 the Group had registered provisions for guarantees and commitments amounting EUR 828 million (3,853 million of reais) and EUR 617 million (2,449 million of reais) at December 31, 2017.

15.	Average headcount and number of offices

The average number of employees at and at the Bank and the Group, by gender, in the nine-month periods ended September 30, 2018 and 2017 is as follows:

	Bank		Group
Average headcount	09-30-18	09-30-17	09-30-18	09-30-17
Men	15,490	11,639	90,330	86,533
Women	14,951	9,779	111,280	107,363
	30,441	21,418	201,610	193,896

The number of offices at September 30, 2018 and December 31, 2017 is as follow:

	Group
Number of offices	09-30-18	12-31-17
Spain	4,459	4,546
Group	8,955	9,151
	13,414	13,697

16.	Other disclosures
a)	Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at September 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39), of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	09-30-18 (*)			12-31-17
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total

Financial assets held for trading	45,432	53,016	98,448	58,215	67,243	125,458
Non-trading financial assets mandatorily at fair value through profit or loss	3,559	3,193	6,752
Financial assets at fair value through profit and loss	2,717	61,104	63,821	3,823	30,959	34,782
Financial assets at fair value through other comprehensive income	99,458	16,898	116,356
Financial assets available-for-sale (1)				113,258	18,802	132,060
Hedging derivatives (assets)	–	7,912	7,912	–	8,537	8,537
Financial liabilities held for trading	16,030	50,775	66,805	21,828	85,796	107,624
Financial liabilities designated at fair value through profit or loss	863	91,319	92,182	769	58,847	59,616
Hedging derivatives (liabilities)	3	6,107	6,110	8	8,036	8,044
Liabilities under insurance contracts	–	810	810	–	1,117	1,117

	Millions of reais
	09-30-18 (*)			12-31-17
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total

Financial assets held for trading	211,420	246,710	458,130	231,282	267,150	498,432
Non-trading financial assets mandatorily at fair value through profit or loss	16,565	14,859	31,424
Financial assets at fair value through profit and loss	12,643	284,347	296,990	15,183	122,997	138,180
Financial assets at fair value through other comprehensive income	462,828	78,635	541,463
Financial assets available-for-sale (1)				449,965	74,698	524,663
Hedging derivatives (assets)	–	36,816	36,816	–	33,915	33,915
Financial liabilities held for trading	74,598	236,281	310,879	86,719	340,859	427,578
Financial liabilities designated at fair value through profit or loss	4,018	424,953	428,971	3,058	233,793	236,851
Hedging derivatives (liabilities)	14	28,419	28,433	30	31,926	31,956
Liabilities under insurance contracts	–	3,769	3,769	–	4,439	4,439

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(1)As of December 31, 2017, there were equity instruments registered in the portfolio of financial assets available for sale, valued at their cost in the amount of EUR 1,211 million (4,811 million of reais).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3).

In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between measurement levels other than the transfers included in the level 3 table for the nine-month periods ended on the September 30, 2018. In this respect, the Group has reclassified to level 3 the market value of certain operations of bonds, long-term repos and derivatives for an approximate amount of EUR 1,200 million with respect of December 31, 2017. The reason for this classification has been mainly due to lack of liquidity in certain significant inputs in the fair value of the aforementioned financial instruments.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at December 31, 2017.

As of September 30, 2018, the CVA (Credit Valuation Adjustment) accounted for was EUR 278 million (1,432 million of reais) (‑13.7% from December 31, 2017) and adjustments of DVA (Debt Valuation Adjustment) was EUR 220 million (1,260 million of reais) (‑0.3% compared to December 31, 2017). The variations are mainly due to the requirements of local regulations in the United Kingdom, which led to the separation of activities between the Banking Book and the Trading Book, together with the evolution of calculation models and diversification effects. In the DVA, this effect was offset by the significant increase in credit spreads.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at September 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39):

	Millions of euros		Millions of euros
	Fair values calculated using		Fair values calculated using
	internal models at 09‑30‑18 (*)		internal models at 12‑31‑17
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs

ASSETS	137,387	4,736	124,178	1,363
Financial assets held for trading	52,420	596	66,806	437
Credit institutions	63	-	1,696	-	Present Value Method	Interest rates curves, FX market prices
Customers (a)	239	-	8,815	-	Present Value Method	Interest rates curves, FX market prices
Debt instruments and equity instruments	814	100	335	32	Present Value Method	Interest rates curves, FX market prices
Derivatives	51,304	496	55,960	405
Swaps	40,469	157	44,766	189	Present Value Method, Gaussian Copula (b)	Interest rates curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	896	2	463	5	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate options	3,724	130	4,747	162	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate futures	3	-	2	-	Present Value Method	Interest rates curves, FX market prices
Index and securities options	1,201	98	1,257	5	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market and equity, Dividends, Correlation, Liquidity, HPI
Other	5,011	109	4,725	44	Advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and Liquidity
Hedging derivatives	7,895	17	8,519	18
Swaps	6,911	17	7,896	18	Present Value Method	Interest rates curves, FX market prices, Basis FX market prices, Interest rate curves, Volatility surfaces
Interest rate options	20	-	13	-	Black Model
Other	964	-	610	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rate curves, Volatility surfaces, FX market prices and EQ, Dividends, Correlation, HPI, Credit, Other

Non-trading financial assets mandatorily at fair value through profit or loss	1,861	1,332			Present Value Method	Interest rates curves, FX market prices y EQ, Dividends, Other
Equity instruments	808	494
Debt instruments	749	512
Loans and receivables	304	326
Financial assets designated at fair value through profit or loss	60,385	719	30,677-	282
Central banks	8,870	-	-	-	Present Value Method	Interest rates curves, FX market prices
Credit institutions	28,332	200	9,889	-	Present Value Method	Interest rates curves, FX market prices
Customers (c)	23,169	519	20,403	72	Present Value Method	Interest rates curves, FX market prices, HPI
Debt instruments and equity instruments	14	-	385	210	Present Value Method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	14,826	2,072			Present Value Method	Interest rates curves, FX market prices and EQ, Dividends, Credit, Others
Equity instruments	353	678
Debt instruments	14,425	146
Loans and receivables	48	1,248
Financial assets available for sale	18,176	626
Debt instruments and equity instruments	18,176	626			Present Value Method	Interest rates curves, FX market prices
LIABILITIES	148,765	246	153,600	196
Financial liabilities held for trading	50,543	232	85,614	182
Central banks	-	-	282	-	Present Value Method	Interest rates curves, FX market prices
Credit institutions	-	-	292	-	Present Value Method	Interest rates curves, FX market prices
Customers	-	-	28,179	-	Present Value Method	Interest rates curves, FX market prices
Derivatives	50,543	232	56,860	182
Swaps	38,658	91	45,041	100	Present Value Method Gaussian Copula (b)	Interest rates curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	827	13	497	9	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Interest rate options	4,355	22	5,402	19	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Index and securities options	1,496	105	1,527	41	Black-Scholes Model	Interest rates curves, FX market prices
Interest rate and equity futures	1	-	1	-	Present Value Method	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, Liquidity, HPI
Other	5,206	1	4,392	13	Present Value Method, advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Short positions	-	-	1	-	Present Value Method	Interest rates curves, FX market prices and equity
Hedging derivatives	6,100	7	8,029	7
Swaps	5,687	7	7,573	7	Present Value Method	Interest rates curves, FX market prices, Basis
Interest rate options	146	-	287	-	Black's Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Other	267	-	169	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rates curves, volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	91,312	7	58,840	7	Present Value Method	Interest rates curves, FX market prices
Liabilities under insurance contracts	810	-	1,117	-

	Millions of reais		Millions of reais
	Fair values calculated using internal models at 09-30-18 (*)		Fair values calculated using internal models at 12-31-17
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs

ASSETS	639,328	22,039	493,339	5,421
Financial assets held for trading	243,937	2,773	265,413	1,737
Credit institutions	293	-	6,738	-	Present Value Method	Interest rates curves, FX market prices
Customers (a)	1,112	-	35,021	-	Present Value Method	Interest rates curves, FX market prices
Debt instruments and equity instruments	3,788	465	1,331	127	Present Value Method	Interest rates curves, FX market prices
Derivatives	238,744	2,308	222,323	1,610
Swaps	188,322	731	177,851	751	Present Value Method, Gaussian Copula (b)	Interest rates curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	4,170	9	1,839	20	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate options	17,330	605	18,859	644	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate futures	14	-	8	-	Present Value Method	Interest rates curves, FX market prices
Index and securities options	5,589	456	4,994	20	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market and equity, Dividends, Correlation, Liquidity, HPI
Other	23,319	507	18,772	175	Advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and Liquidity
Hedging derivatives	36,737	79	33,843	72
Swaps	32,158	79	31,370	72	Present Value Method	Interest rates curves, FX market prices , Basis FX market prices, Interest rate curves, Volatility surfaces
Interest rate options	93	-	52	-	Black Model
Other	4,486	-	2,421	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rate curves, Volatility surfaces, FX market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Non-trading financial assets mandatorily at fair value through profit or loss	8,660	6,199			Present Value Method	Interest rates curves, FX market prices y EQ, Dividends, Other
Equity instruments	3,760	2,299
Debt instruments	3,485	2,383
Loans and receivables	1,415	1,517
Financial assets designated at fair value through profit or loss	281,001	3,346	121,872	1,125
Central banks	41,276	-			Present Value Method	Interest rates curves, FX market prices
Credit institutions	131,843	931	39,288	-	Present Value Method	Interest rates curves, FX market prices
Customers (c)	107,817	2,415	81,054	290	Present Value Method	Interest rates curves, FX market prices, HPI
Debt instruments and equity instruments	65	-	1,530	835	Present Value Method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	68,993	9,642			Present Value Method	Interest rates curves, FX market prices and EQ, Dividends, Credit, Others
Equity instruments	1,643	3,155
Debt instruments	67,127	679
Loans and receivables	223	5,808
Financial assets available for sale			72,211	2,487
Debt instruments and equity instruments			72,211	2,487	Present Value Method	Interest rates curves, FX market prices
LIABILITIES	692,277	1,145	610,238	779
Financial liabilities held for trading	235,202	1,079	340,136	723
Central banks	-	-	1,120	-	Present Value Method	Interest rates curves, FX market prices
Credit institutions	-	-	1,160	-	Present Value Method	Interest rates curves, FX market prices
Customers	-	-	111,952	-	Present Value Method	Interest rates curves, FX market prices
Derivatives	235,202	1,079	225,900	723
Swaps	179,895	423	178,943	397	Present Value Method Gaussian Copula (b)	Interest rates curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	3,848	60	1,975	36	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Interest rate options	20,266	102	21,462	75	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Index and securities options	6,962	489	6,067	163	Black-Scholes Model	Interest rates curves, FX market prices
Interest rate and equity futures	5	-	4	-	Present Value Method	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, Liquidity, HPI
Other	24,226	5	17,449	52	Present Value Method , advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Short positions	-	-	4	-	Present Value Method	Interest rates curves, FX market prices and equity
Hedging derivatives	28,386	33	31,898	28
Swaps	26,465	33	30,087	28	Present Value Method	Interest rates curves, FX market prices, Basis
Interest rate options	679	-	1,140	-	Black's Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Other	1,242	-	671	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rates curves, volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	424,920	33	233,765	28	Present Value Method	Interest rates curves, FX market prices
Liabilities under insurance contracts	3,769	-	4,439	-

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)

Includes credit risk derivatives with a negative net fair value of EUR 0 million (0 million of reais) recognized in the interim condensed consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. In order to reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

-Derivatives of negotiation on interest rates, taking asset securitizations and with the redemption rate (CPR) as the main unobservable input as an underlying asset.

The net amount recorded in the results of the first nine months of 2018 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 117 million (499 million of reais) gains.

The table below shows the effect, at September 30, 2018, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

					Impacts (in millions of euros)
Portfolio/Instrument (*)				Weighted	Unfavorable	Favorable
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	scenario	scenario
Financial assets held for trading
Trading derivatives	Present Value Method	Curves on TAB indices (**)	(a)	(a)	(0.4)	0.4
		Long-term rates MXN	(a)	(a)	0.0	0.0
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.54%	(22.9)	22.2
		HPI spot rate	n/a	777.72 (***)	(8.2)	8.2
		Long-term FX volatility	10%-18%	13.7%	(4.1)	0.4
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.44%	(2.0)	1.9

Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Contingencies for litigation	0%-100%	35%	(22.0)	11.8
	Present Value Method, others	Late payment and prepayment rate capital cost long-term profit growth rate	(a)	(a)	(2.8)	2.8
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.67%	(5.7)	5.0
Debt instruments and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.54%	(8.6)	8.3
		HPI spot rate	n/a	777.72 (***)	(13.1)	13.1
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.44%	(7.5)	7.1
		HPI spot rate	n/a	748.19 (***)	(5.4)	6.2
		Curves on TAB indices (**)	(a)	(a)	-	-

Hedging Derivatives (Liabilities)	Advanced models of local and stochastic volatility	Correlation between the price of shares	55%-75%	65%	n/a	n/a
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01 (****)	-	0.0
Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

					Impacts (in millions of reais)
Portfolio/Instrument (*)				Weighted	Unfavorable	Favorable
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	scenario	scenario
Financial assets held for trading
Trading derivatives	Present Value Method	Curves on TAB indices (**)	(a)	(a)	(1.8)	1.8
		Long-term rates MXN	(a)	(a)	(0.2)	0.2
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.54%	(106.4)	103.3
		HPI spot rate	n/a	777.72 (***)	(38.3)	38.3
		Long-term FX volatility	10%-18%	13.7%	(19.2)	2.0
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.44%	(9.4)	9.0

Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Contingencies for litigation	0%-100%	35%	(102.3)	55.1
	Present Value Method, others	Late payment and prepayment rate capital cost long-term profit growth rate	(a)	(a)	(12.9)	12.9
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.67%	(26.6)	23.2
Debt instruments and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.54%	(40.0)	38.7
		HPI spot rate	n/a	777.72 (***)	(60.8)	60.8
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.44%	(34.9)	33.3
		HPI spot rate	n/a	748.19 (***)	(25.2)	28.8
		Curves on TAB indices (**)	(a)	(a)	-	-

Hedging Derivatives (Liabilities)	Advanced models of local and stochastic volatility	Correlation between the price of shares	55%-75%	65%	n/a	n/a
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01 (****)	-	0.0
Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

(*)      See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)    TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(***)   There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(****)  Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level.

(a)

The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/‑100 b.p. for the total sensitivity to this index in CLP and CLF. The same is applicable to the MXN interest rates.

(b)

The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first nine months of 2018 (IFRS 9) were as follows:

	01-01-18	Changes							09-30-18
Millions of euros (*)	Fair value calculated using internal models (Level 3)	Purchases/ Settlements	Sales/ Amortization	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	437	29	(16)	(34)	(13)	-	208	(15)	596
Debt instruments and equity instruments	32	-	-	(34)	1	-	110	(9)	100
Trading derivatives	405	29	(16)	-	(14)	-	98	(6)	496
Swaps	189	-	(6)	-	(26)	-	-	-	157
Exchange rate options	5	-	-	-	(2)	-	-	(1)	2
Interest rate options	162	-	(3)	-	(30)	-	1	-	130
Index and securities options	5	7	(1)	-	(3)	-	97	(7)	98
Other	44	22	(6)	-	47	-	-	2	109
Hedging derivatives (Assets)	18	-	-	-	(1)	-	-	-	17
Swaps	18	-	-	-	(1)	-	-	-	17
Financial assets at fair value through profit or loss	-	-	-	-	(2)	-	699	22	719
Credit entities	-	-	-	-	(2)	-	202	-	200
Loans and advances to customers	-	-	-	-	-	-	497	22	519
Non-trading financial assets mandatorily at fair value through profit or loss	1,050	37	(30)	-	94	-	27	154	1,332
Loans and advances to customers	150	37	(23)	-	12	-	-	150	326
Debt instruments	518	-	(5)	-	(25)	-	26	(2)	512
Equity instruments	382	-	(2)	-	107	-	1	6	494
Financial assets at fair value through other comprehensive income	2,267	49	(130)	-	-	(205)	151	(60)	2,072
TOTAL ASSETS	3,772	115	(176)	(34)	78	(205)	1,085	101	4,736

Financial liabilities held for trading	182	-	(71)	-	(39)	-	168	(8)	232
Trading derivatives	182	-	(71)	-	(39)	-	168	(8)	232
Swaps	100	-	(6)	-	(27)	-	24	-	91
Exchange rate options	9	-	-	-	3	-	-	1	13
Interest rate options	19	-	(1)	-	(4)	-	8	-	22
Index and securities options	41	-	(64)	-	(4)	-	141	(9)	105
Others	13	-	-	-	(7)	-	(5)	-	1
Hedging derivatives (Liabilities)	7	-	-	-	-	-	-	-	7
Swaps	7	-	-	-	-	-	-	-	7
Financial liabilities designated at fair value through profit or loss	7	-	-	-	-	-	-	-	7
TOTAL LIABILITIES	196	-	(71)	-	(39)	-	168	(8)	246

	01-01-18	Changes							09-30-18
Millions of reais (*)	Fair value calculated using internal models (Level 3)	Purchases/ Settlements	Sales/ Amortization	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	1,737	124	(69)	(145)	(56)	-	890	292	2,773
Debt instruments and equity instruments	127	-	-	(145)	4	-	471	8	465
Trading derivatives	1,610	124	(69)	-	(60)	-	419	284	2,308
Swaps	751	-	(26)	-	(111)	-	-	117	731
Exchange rate options	20	-	-	-	(9)	-	-	(2)	9
Interest rate options	644	-	(13)	-	(128)	-	4	98	605
Index and securities options	20	30	(4)	-	(13)	-	415	8	456
Other	175	94	(26)	-	201	-	-	63	507
Hedging derivatives (Assets)	72	-	-	-	(4)	-	-	11	79
Swaps	72	-	-	-	(4)	-	-	11	79
Financial assets at fair value through profit or loss	-	-	-	-	(9)	-	2,990	365	3,346
Credit entities	-	-	-	-	(9)	-	864	76	931
Loans and advances to customers	-	-	-	-	-	-	2,126	289	2,415
Non-trading financial assets mandatorily at fair value through profit or loss	3,774	158	(128)	-	402	-	115	1,878	6,199
Loans and advances to customers	539	158	(98)	-	51	-	-	867	1,517
Debt instruments	1,862	-	(21)	-	(107)	-	111	538	2,383
Equity instruments	1,373	-	(9)	-	458	-	4	473	2,299
Financial assets at fair value through other comprehensive income	9,016	210	(556)	-	-	(877)	646	1,203	9,642
TOTAL ASSETS	14,599	492	(753)	(145)	333	(877)	4,641	3,749	22,039

Financial liabilities held for trading	723	-	(304)	-	(166)	-	719	107	1,079
Trading derivatives	723	-	(304)	-	(166)	-	719	107	1,079
Swaps	397	-	(26)	-	(115)	-	103	64	423
Exchange rate options	36	-	-	-	13	-	-	11	60
Interest rate options	75	-	(4)	-	(17)	-	34	14	102
Index and securities options	163	-	(274)	-	(17)	-	603	14	489
Others	52	-	-	-	(30)	-	(21)	4	5
Hedging derivatives (Liabilities)	28	-	-	-	-	-	-	5	33
Swaps	28	-	-	-	-	-	-	5	33
Financial liabilities designated at fair value through profit or loss	28	-	-	-	-	-	-	5	33
TOTAL LIABILITIES	779	-	(304)	-	(166)	-	719	117	1,145

(*)See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

a)	Sovereign risk with peripheral European countries

The detail at September 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39), by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (Note 54 to the consolidated financial statements for 2017), is as follows:

Sovereign risk by country of issuer/borrower at September 30, 2018 (**)
	Millions of euros (*)
	Debt instruments							MtM Derivatives (****)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income (*****)	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers (***)	Total net direct exposure	Direct Risk	Indirect Risk (CDS)s
Spain	4,292	(3,218)	28,255	-	7,906	14,473	51,708	367	-
Portugal	122	(40)	4,110	-	287	3,369	7,848	-	-
Italy	324	(915)	2,183	-	436	18	2,046	(2)	2
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-

Sovereign risk by country of issuer/borrower at September 30, 2018 (**)
	Millions of reais (*)
	Debt instruments							MtM Derivatives (****)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income (*****)	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers (***)	Total net direct exposure	Direct Risk	Indirect Risk (CDS)s
Spain	19,973	(14,975)	131,485	-	36,791	67,350	240,624	1,708	-
Portugal	568	(186)	19,126	-	1,336	15,678	36,522	-	-
Italy	1,508	(4,258)	10,159	-	2,029	84	9,522	(9)	9
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-

(*)      See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)    Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 12,786 million (59,500 million of reais) (of which EUR 11,055 million, EUR 1,278 million, EUR 451 million and EUR 2 million) (51,444, 5,947, 2,099 y 9 million of reais) relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,313 million (24,724 million of reais) (of which EUR 4,621 million, EUR 230 million and EUR 462 million (21,504, 1,070 y 2,150 million of reais) to Spain, Portugal and Italy, respectively).

(***)   Presented without taking into account the valuation adjustments recognized (EUR 112 million) (521 million of reais).

(****) "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(*****) Regarding the exposure in Italy, EUR 1,781 million (8,288 million of reais) corresponds to bonds sold under a forward agreement.

Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available for sale	Loans and receivables	Financial assets held-to- maturity	Loans and advances to customers (**)	Total net direct exposure (****)	Direct Risk	Indirect Risk (CDS)s
Spain	6,940	(2,012)	37,748	1,585	1,906	16,470	62,637	(21)	-
Portugal	208	(155)	5,220	232	3	3,309	8,817	-	-
Italy	1,962	(483)	4,613	-	-	16	6,108	(5)	5
Ireland	-	-	-	-	-	-	-	-	-

Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
	Millions of reais
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available for sale	Loans and receivables	Financial assets held-to- maturity	Loans and advances to customers (**)	Total net direct exposure (****)	Direct Risk	Indirect Risk (CDS)s
Spain	27,572	(7,993)	149,969	6,297	7,572	65,434	248,851	(83)	-
Portugal	826	(616)	20,739	922	12	13,146	35,029	-	-
Italy	7,795	(1,919)	18,327	-	-	64	24,267	(20)	20
Ireland	-	-	-	-	-	-	-	-	-

(*)     Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 11,673 million (46,376 million of reais) (of which EUR 10,079 million, EUR 1,163  million and EUR 431 million (40,043 million of reais, 4,620 million of reais and 1,172 million of reais) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,596 million (14,287 million of reais) (EUR 3,010 million, EUR 146 million and EUR 440 million (11,958 million of reais, 580 million of reais and 1,748 million of reais) to Spain, Portugal and Italy, respectively).

(**)    Presented without taking into account the valuation adjustments recognized (EUR 31 million) (123 million of reais).

(***)  "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****) The direct exposures in the Balance sheet include EUR 19,601 million (77,873 million of reais), mainly concentrated in debt instruments in the Grupo Banco Popular.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at September 30, 2018 and December 31, 2017 is as follows:

Exposure to other counterparties by country of issuer/borrower at September 30, 2018 (****)
	Millions of euros (*)
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	40,920	7,749	634	2,086	348	4,291	202,395	258,423	3,407	1
Portugal	1,113	44	153	92	-	4,182	33,873	39,457	1,143	-
Italy	6	8,716	291	734	-	-	10,256	20,003	141	-
Greece	-	-	-	-	-	-	56	56	28	-
Ireland	-	-	36	913	606	28	8,239	9,822	95	-

Exposure to other counterparties by country of issuer/borrower at September 30, 2018 (****)
	Millions of reais (*)
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	190,421	36,060	2,950	9,707	1,619	19,968	941,845	1,202,570	15,854	5
Portugal	5,179	205	712	428	-	19,461	157,628	183,613	5,319	-
Italy	28	40,560	1,354	3,416	-	-	47,726	93,084	656	-
Greece	-	-	-	-	-	-	261	261	130	-
Ireland	-	-	168	4,249	2,820	130	38,340	45,707	442	-

(*)     See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)    Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 74,425 million, EUR 8,187 million, EUR 4,175 million, EUR 201 million and EUR 871 million (346,337, 38,098, 19,428, 935 and 4,053 million of reais) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(***)   Presented without taking into account valuation adjustments or impairment corrections (EUR 10,599 million) (49,322 million of reais).

(****) “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets available- for-sale	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	-	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	-
Italy	17	2,416	438	1,010	-	-	10,015	13,896	211	5
Greece	-	-	-	-	-	-	56	56	30	-
Ireland	-	-	20	476	584	-	1,981	3,061	79	-

Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
	Millions of reais
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets available- for-sale	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs
Spain	143,386	27,540	2,475	19,006	11,442	-	838,187	1,042,036	9,134	8
Portugal	3,023	707	636	3,035	15,919	421	141,634	163,375	5,626	-
Italy	68	9,599	1,740	4,013	-	-	39,789	55,209	838	20
Greece	-	-	-	-	-	-	222	222	119	-
Ireland	-	-	79	1,891	2,320	-	7,870	12,160	314	-

(*)      Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 81,072 million, EUR 8,936 million, EUR 4,310 million, EUR 200 million and EUR 714 million (322,091, 35,502, 17,123, 795 and 2,837 million of reais) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively of which Grupo Banco Popular EUR 15,460 million (61,421 million of reais) with counterparts in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)    They are presented without taking into account valuation adjustments or impairment corrections for impairment of EUR 10,653 million (42,323 million of reais) of which approximately EUR 3,986 million (15,836 million of reais) come from the Banco Popular Group exposure.

(***)   Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(***)   The direct exposures in the Balance sheet include EUR 83,625 million (332,234 million of reais), mainly concentrated in loans to customers in the Banco Popular Group.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at September 30, 2018 and December 31, 2017:

09-30-18
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	292	423	(131)	(2)	3	1
Portugal	Sovereign	26	26	-	-	-	-
	Other	-	-	-	-	-	-
Italy	Sovereign	26	602	(576)	-	2	2
	Other	114	164	(50)	(5)	5	-

09-30-18
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	1,359	1,969	(610)	(9)	14	5
Portugal	Sovereign	121	121	-	-	-	-
	Other	-	-	-	-	-	-
Italy	Sovereign	121	2,801	(2,680)	-	9	9
	Other	530	763	(233)	(23)	23	-

12-31-17
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	-
	Other	1	1	-	-	-	-
Italy	Sovereign	25	450	(425)	-	5	5
	Other	225	201	24	(3)	8	5

12-31-17
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	1,287	1,982	(695)	(12)	20	8
Portugal	Sovereign	99	508	(409)	(4)	4	-
	Other	4	4	-	-	-	-
Italy	Sovereign	99	1,787	(1,688)	-	20	20
	Other	894	799	95	(12)	32	20

17.Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (Note 1.b).

BANCO SANTANDER, S.A. and companies comprising the Santander Group

Interim consolidated directors' report for the nine-month period ended 30 September 2018

General backdrop

Grupo Santander developed its business in the first nine months in a generally dynamic and solid economic environment. However, the maximum point of the current expansive cycle could have been reached. The countries where the Group conducts its business are performing at a less even pace, although they are growing.

As happened in the first months of the year, trade tensions, despite the agreement reached in the renegotiation of NAFTA, and the tightening of US monetary policy are the main causes of greater uncertainty, which has triggered tensions of varying intensity, particularly in developing markets such as Argentina and Turkey and, to a lesser extent, in Brazil, also affected by general elections.

Other factors such as the Brexit negotiations and the shape of Italy’s fiscal policy have also weighed on the tone of the markets.

The trends in the main macroeconomic variables are summarized below at country level:

-

Eurozone (GDP: +2.3% year-on-year in the first half of 2018). Growth continued to slowdown as the year advanced. GDP grew 2.2% year-on-year in the second quarter and could be lower in the third. The unemployment rate fell further (8.1% in August) and inflation was 2.1% in September, although the underlying rate was lower.

-

Spain (GDP: +2.7% year-on-year in the first half of 2018). The economy showed signs of growing less in the third quarter, although growth remained strong at around 2.5% (above the Eurozone average). The jobless rate fell again in the second quarter to 15.3% and inflation was 2.3% in September (underlying rate of 0.8%).

-

Poland (GDP: +5.2% year-on-year in the first half of 2018). Growth remained strong in the second quarter. The unemployment rate was still at an historic low (3.6% in the second quarter). Inflation fell in September to 1.8% after staying at 2% for three months. The central bank has held its key rate at 1.5% throughout the year.

-

Portugal (GDP: +2.3% year-on-year in the first half of 2018). Growth accelerated in the second quarter, driven by exports and investment. The labor market continued to improve: the unemployment rate fell to 6.7% in June and the participation rate increased. Inflation reached 1.4% in September.

-

United Kingdom (GDP: +1.1% year-on-year in the first half of 2018). The economy picked up in the second quarter after a first quarter affected by bad weather. Inflation remained high (2.4% in September) and sterling fluctuated because of Brexit negotiations. The jobless rate of 4% in June is one of full employment. The Bank of England’s key rate rose 25 basis points in August to 0.75%.

-

Brazil (GDP: +1.1% year-on-year in the first half of 2018). GDP slowed in the second quarter because of the transport strike and began to pick up gradually in the third. The central bank held the Selic rate at 6.5% but showed it was ready to raise it if the real’s depreciation put the inflation target at risk.

-

Mexico (GDP: +2.0% year-on-year in the first half of 2018). The economy decelerated in the second quarter and gathered pace in the third. Inflation rose to 5.0% in September and the central bank held its key rate at 7.75%, following two rises of 25 basis points, until June. The trade agreement with Mexico and Canada restored some calm and caused the peso to appreciate.

-

Chile (GDP: +4.8% year-on-year in the first half of 2018). The economy was strong in the second quarter, spurred by private consumption, investment and exports. Inflation rose to 3.1% in September (2.5% in July) and although the key rate remained at 2.5% in the third quarter, there was a rise of 25 basis points in October.

-

Argentina (GDP: -0.5% year-on-year in the first half of 2018). The government renegotiated its agreement with the IMF in order to cover the financing needs for 2018-2019. The economic program will focus on correcting the fiscal deficit and inflation in order to stabilize the economy. The economy shrank in the second quarter and inflation rose due to the peso’s depreciation.

-

United States (GDP: +2.7% year-on-year in the first half of 2018). GDP grew strongly in the second quarter (4.1% annualized) and the jobless rate dropped to 3.9%. Inflation is close to the target of the Fed, which continues to normalize its monetary policy. It increased the federal funds rate in September by 25 basis points to 2.0-2.25%.

Summary of the period for the Santander Group

1.	Growth

Santander’s strategy remained focus on customer loyalty. The number of loyal customers continued to rise in the third quarter and was 3.1 million higher than in September 2017 (+19%), with individuals as well as companies rising.

The number of digital customers rose by 5.7 million (+24% in the last 12 months), underscoring the strength of our multichannel strategy. Penetration of digital clients and the use of mobile devices is growing notably.

Growth benefited from the incorporation of Banco Popular’s customers in March 2018.

Volumes grew year-on-year in local currency, +3% in loans with increases in eight of the ten core units, and +4% in customer funds, with increases in seven of the ten core units (falls of less than 1% in the other three) and growth in demand deposits and mutual funds.

2.	Profit and efficiency

The first nine months attributable profit stood at EUR 5,742 million, up 13% (+28% in constant euros), and earnings per share (EPS) 5%.

Excluding non-recurring results, underlying attributable profit was EUR 6,042 million, 8% higher (+21% in constant euros), and rose in eight of the ten core markets. Underlying EPS was EUR 0.349.

The efficiency ratio was 46.9%. Customer revenue growth in constant euros for the sixth straight quarter, together with operational excellence is enabling us to combine one of the sector’s best efficiency ratios and be among the top 3 banks in customer satisfaction in six of our core countries.

3.	Profitability and strength

The Group’s profitability continues to be one of the best among European banks. RoTE was 11.7% (underlying RoTE 12.1%). Both RoTE and RoRWA improved year-on-year.

Santander was able to grow these ratios, while strengthening the capital ratios. The fully loaded CET1, applying the IFRS 9 transitional arrangement, was 11.11%, after generating 31 basis points in the last quarter from profits and the reduction of risk weighted assets, benefiting from securitizations an the review of parameters.

Improved credit quality. Cost of credit was 0.98% at the end of September (1.12% in September 2017). The NPL ratio improved for the fifth quarter running (-5 basis points) and fell 37 basis points year-on-year. Coverage increased 2 percentage points, in the same period.

4.	Business areas (% changes excluding the exchange rate impact)

Continental Europe: generated an attributable profit of EUR 2,436 million in the first nine months, 22% more year-on-year including the costs associated with integrations (mainly restructuring costs) this year (in the second quarter) and last year (in the third quarter). Excluding these impacts, underlying attributable profit was EUR 2,696 million (+13% year-on-year), largely due to the increase in customer revenue and also benefiting from Banco Popular’s integration and the greater stake in Santander Asset Management.

United Kingdom: in a highly competitive environment with some remaining uncertainties on Brexit, attributable profit was 9% lower year-on-year in the first nine months at EUR 1,077 million. This was due to pressure on spreads and investments in regulatory and strategic projects. The cost of credit was only 8 basis points.

Latin America: attributable profit of EUR 3,160 million in the first nine months, 21% higher year-on-year. Growth in volumes, spreads management and increased loyalty underpinned the good evolution, both in net interest income as well as fee income, in addition to an improved cost of credit. Operating expenses grew mainly due to plans relating to the expansion, commercial transformation and increased digitalization of our retail networks.

United States: first nine months attributable profit of EUR 460 million, 47% more year-on-year, due to a fall in costs and, above all, reduced provisions, which comfortably offset the decline in customer revenue associated with lower spreads, higher funding costs, reduced fee income from servicing and tougher competition.

Santander Group earnings

The table below compares January-September 2018 and January- September 2017 earnings.

Consolidated income statement

EUR million

	9M'18	9M'17

Interest income	39,902	42,488
Interest expense	(14,622)	(16,799)
Net interest income	25,280	25,689
Dividend income	292	309
Share of results of entities accounted for using the equity method	532	480
Commission income	10,834	10,875
Commission expense	(2,305)	(2,227)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	576	353
Gain or losses on financial assets and liabilities held for trading, net	1,532	1,036
Gains or losses on non‐trading financial assets and liabilities mandatorily at fair value through profit or loss	109
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	146	(85)
Gain or losses from hedge accounting, net	5	(35)
Exchange differences, net	(1,009)	13
Other operating income	1,179	1,188
Other operating expenses	(1,347)	(1,315)
Income from assets under insurance and reinsurance contracts	2,395	1,869
Expenses from liabilities under insurance and reinsurance contracts	(2,337)	(1,820)
Gross income	35,882	36,330
Administrative expenses	(15,069)	(15,059)
Staff costs	(8,797)	(8,856)
Other general administrative expenses	(6,272)	(6,203)
Depreciation and amortisation cost	(1,774)	(1,899)
Provisions or reversal of provisions, net	(1,725)	(2,622)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(6,473)	(6,973)
Financial assets at fair value with changes in other comprehensive income	(4)
Financial assets at amortised cost	(6,469)
Financial assets measured at cost		(7)
Financial assets available‐for‐sale		(3)
Loans and receivables		(6,963)
Held‐to‐maturity investments		-
Impairment of investments in subsidiaries, joint ventures and associates, net	-	-
Impairment of non‐financial assets, net	(121)	(141)
Tangible assets	(45)	(44)
Intangible assets	(77)	(41)
Others	1	(56)
Gain or losses on non financial assets and investments, net	24	71
Negative goodwill recognised in results	-	-
Gains or losses on non‐current assets held for sale not classified as discontinued operations	(158)	(211)
Profit or loss before tax from continuing operations	10,586	9,496
Tax expense or income from continuing operations	(3,709)	(3,332)
Profit for the period from continuing operations	6,877	6,164
Profit or loss after tax from discontinued operations	-	-
Profit for the period	6,877	6,164
Profit attributable to non‐controlling interests	1,135	1,087
Profit attributable to the parent	5,742	5,077

In the table above, non-recurring profits recognized in 2018 and 2017 are included in each of the income statement lines corresponding to their nature, which distorts the period-on-period comparison.

To facilitate the comparison and analysis of earnings from the various businesses, the condensed income statement set out below shows these impacts for the net amount on a separate line, just before the profit attributable to the Group (Net capital gains and provisions). Some of the income statement items also differ from those shown in the table above, such as net operating income.

The non-recurring profits recorded in 2018 are related to integrations (mainly restructuring charges), net of tax, for a value of EUR -300 million, broken down as follows: Spain (EUR -280 million, Corporate Centre (EUR -40 million) and Portugal (EUR 20 million).

In 2017, non-recurring charges registered were EUR 515 million (net of tax), as follows: integration of Banco Popular in Spain (EUR -300 million), integrations in Santander Consumer Finance, mostly in the retail networks in Germany (EUR -85 million) and charges for equity stakes and intangible assets in the Corporate Centre (EUR -130 million).

Summarised management income statement

EUR million

			Change
	9M'18	9M'17	Absolute	%	% w/o FX
Net interest income	25,280	25,689	(409)	(1.6)	8.3
Net fee income	8,529	8,648	(119)	(1.4)	9.7
Gains (losses) on financial transactions	1,359	1,282	77	6.0	21.6
Other revenues	714	712	2	0.3	5.6
Gross income	35,882	36,330	(448)	(1.2)	9.0
Operating expenses	(16,843)	(16,957)	114	(0.7)	8.4
General administrative expenses	(15,069)	(15,058)	(11)	0.1	9.5
Personnel	(8,797)	(8,856)	59	(0.7)	7.9
Other general administrative expenses	(6,272)	(6,203)	(69)	1.1	11.8
Depreciation and amortisation	(1,774)	(1,899)	125	(6.6)	0.2
Net operating income	19,039	19,373	(334)	(1.7)	9.5
Net loan‐loss provisions	(6,418)	(6,930)	512	(7.4)	3.8
Impairment losses on other assets	(107)	(185)	78	(42.1)	(38.8)
Other income	(1,284)	(2,083)	799	(38.4)	(31.4)
Ordinary profit before tax	11,230	10,175	1,055	10.4	22.7
Tax on profit	(4,053)	(3,497)	(556)	15.9	28.4
Ordinary profit from continuing operations	7,177	6,678	499	7.5	19.7
Net profit from discontinued operations	-	-	-	-	-
Ordinary consolidated profit	7,177	6,678	499	7.5	19.7
Minority interests	1,135	1,085	50	4.6	12.3
Ordinary attributable profit to the Group	6,042	5,592	450	8.0	21.1
Net capital gains and provisions	(300)	(515)	215	(41.7)	(41.7)
Attributable profit to the Group	5,742	5,077	665	13.1	28.4

Earnings

The first nine months attributable profit of EUR 5,742 million was 13% higher year-on-year in euros and 28% in constant euros.

Underlying attributable profit (excluding net capital gains and provisions both this year and last) was EUR 6,042 million (+8% in euros and +21% in constant euros). The P&L performance by line was as follows. To facilitate analysis and comparisons of management actions, all variations exclude the exchange rate impact.

Gross income

The structure of our gross income, where net interest income and fee income accounted for 94% of total revenue in the first nine months, well above the average of our competitors, continues to enable us to grow in a consistent and recurring way, limiting the impact that periods of high volatility can have on gains on financial transactions. Gross income increased 9%, as follows:

-	Net interest income rose 8%, due to greater lending and deposit volumes, mainly in developing countries, which overall grew at double-digit rates, and management of spreads.

All units increased except for the United Kingdom, affected by pressure on spreads on new mortgages and standard variable rate (SVR) balances, and the United States, hit by competitive pressure, reduced spreads and the higher cost of funding. The decline in revenue in the US was offset by a 16% fall in loan-loss provisions.

-

Fee income was up 10%, reflecting greater activity and customer loyalty, as well as the strategy of growth in services and higher value-added products and in areas of low capital consumption. Growth in fee income from Retail Banking (+7%) and Wealth Management (+66%), while that from Corporate & Investment Banking was stable.

-

Gains on financial transactions, which account for less than 4% of gross income, increased 22%, while the sum of dividends, equity-accounted income and other income rose 6%, partly due to the higher income from leasing in the United States.

Operating expenses

Operating expenses rose 8% as a result of higher inflation in some countries, investments in transformation and digitalization, and the perimeter impact. In real terms (excluding inflation and perimeter impact), costs were almost stable. Of note by units was the fall in costs in the United States, Spain, where they fell for the third quarter running, and Portugal, the latter two reflecting the optimization plans implemented.

The main rises were in Mexico, due to investments in infrastructure; in Argentina, due to investments in digitalization and the automatic review of salary agreements from the rise in inflation, and in Poland because of transformation projects and pressure on salaries.

The measures to optimize costs, as part of the ongoing integration processes, will be reflected in the achievement of greater synergies in the future. This evolution is enabling us to combine the investments made to enhance the customer experience with an operational efficiency that continuous to be the sector’s reference.

Loan-loss provisions

Good evolution of credit quality ratios. The NPL ratio, as well as the coverage ratio and the cost of credit, improved in the last 12 months.

By countries, provisions fell in the United States, Mexico and Portugal and rose in Brazil at a slower pace than lending, while the United Kingdom maintained a cost of credit of just 8 basis points. The main rises were in Spain, due to the greater perimeter, in Santander Consumer Finance (SCF), because of higher releases and portfolio sales in 2017, but it maintained a cost of credit below the standards for its business, and Argentina due to higher provisions for individual borrowers and the impact of the peso’s depreciation in dollar balances.

The cost of credit dropped from 1.12% in September 2017 to 0.98% a year later.

Other results and provisions

Other results and provisions were EUR -1,391 million, 32% better than in the first nine months of 2017. This item records different kinds of provisions, as well as capital gains, capital losses and asset impairment.

The improvement over 2017 was largely due to lower provisions for legal and labor claims (trabalhistas) in Brazil, lower charges in the United Kingdom stemming from potential customer complaints and derivatives, and some releases from various items made at Santander Consumer Finance in 2018 (in 2017 provisions for legal claims and customer complaints were made and restructurings in some of the countries where we operate).

Profit and profitability

Underlying profit before tax rose 23% year-on-year and underlying attributable profit 21%. Underlying earnings per share were EUR 0.349, in line with that in the first nine months of 2017. Underlying RoTE rose to 12.1% and underlying RoRWA was 1.60%, also higher year-on-year and over the whole of 2017.

Including non-recurring items, attributable profit increased 28% (+13% in constant euros), and earnings per share were EUR 0.331 (+5% year-on-year in euros). RoTE was 11.7% and RoRWA 1.55%, in both cases higher than in 2017.

Santander Group balance sheet (comparison September 2018–December 2017)

Condensed balance sheet at 30 September 2018 and at 31 December 2017, is set out below.

Condensed consolidated balance-sheet

EUR million

	Sep‐18	Dec‐17
Assets
Cash, cash balances at central banks and other demand deposits	111,704	110,995
Financial assets held for trading	98,448	125,458
Debt securities	28,230	36,351
Equity instruments	17,239	21,353
Loans and advances to customers	239	8,815
Loans and advances to central banks and credit institutions	63	1,696
Derivatives	52,677	57,243
Financial assets designated at fair value through profit or loss	70,573	34,781
Loans and advances to customers	24,318	20,475
Loans and advances to central banks and credit institutions	37,401	9,889
Other (debt securities an equity instruments)	8,854	4,417
Financial assets at fair value through other comprehensive income	116,356	133,271
Debt securities	112,288	128,481
Equity instruments	2,771	4,790
Loans and advances to customers	1,297	-
Loans and advances to central banks and credit institutions	-	-
Financial assets measured at amortised cost	931,411	916,504
Debt securities	40,089	31,034
Loans and advances to customers	840,373	819,625
Loans and advances to central banks and credit institutions	50,949	65,845
Investments in subsidaries, joint ventures and associates	9,371	6,184
Tangible assets	24,727	22,975
Intangible assets	27,855	28,683
Goodwill	24,956	25,769
Other intangible assets	2,899	2,914
Other assets	54,242	65,454
Total assets	1,444,687	1,444,305

Liabilities and shareholders' equity
Financial liabilities held for trading	66,805	107,624
Customer deposits	-	28,179
Debt securities issued	-	-
Deposits by central banks and credit institutions	-	574
Derivatives	51,775	57,892
Other	15,030	20,979
Financial liabilities designated at fair value through profit or loss	92,182	59,617
Customer deposits	55,154	28,945
Debt securities issued	2,323	3,056
Deposits by central banks and credit institutions	34,293	27,027
Other	412	589
Financial liabilities measured at amortized cost	1,139,066	1,126,069
Customer deposits	723,597	720,606
Debt securities issued	231,708	214,910
Deposits by central banks and credit institutions	155,446	162,714
Other	28,315	27,839
Liabilities under insurance contracts	810	1,117
Provisions	13,269	14,490
Other liabilities	26,887	28,556
Total liabilities	1,339,019	1,337,472
Shareholders' equity	119,793	116,265
Capital stock	8,068	8,068
Reserves	107,032	103,608
Attributable profit to the Group	5,742	6,619
Less: dividends	(1,049)	(2,029)
Other comprehensive income	(24,816)	(21,777)
Minority interests	10,691	12,344
Total equity	105,668	106,832
Total liabilities and equity	1,444,687	1,444,305

NOTE: Due to the application of IFRS 9 from 1 January 2018 and the decision to not restate the accounts, as permitted in the regulation, the balance sheet from the September 2018 is not comparable with previous reporting periods. As such, for comparative purposes, and given the portfolio reclassification and the corresponding nomenclature changes were not significant, the 2017 accounts have been reorganized in accordance with the new aims and valuation methods. The initial impact as of 1 January 2018 was a 1.8% increase in fair value portfolios and a 0.8% decrease in portfolios valued at a mortised cost, including a EUR 2 billion increase in impairment losses. The resulting decrease in equity was just under EUR 1.5 billion.

To facilitate evaluation of the Santander Group's management in the period reviewed, the comments below exclude the exchange rate impact, which have a negative impact across the entire Group of one percentage point on loan balances and two percentage points on funds.

Gross customer loans and advances, maintained a balanced structure: individuals (45%), consumer (16%), SME and companies (28%) and CIB (11%).

Net loans rose 3% since December 2017. Gross loans excluding reverse repurchase agreements increased 2%, with the following performance by country:

-

Increase of 9% in the balances of developing countries, in line with the expansion recorded in Brazil, Mexico, Chile and Poland from the higher business activity (+9% in all of them). Higher growth in Argentina, partly due to the rise in inflation and the impact of the peso’s depreciation against dollar balances.

-	Loan balances in mature countries rose 1%.

On the liabilities side, the structure of customer funds (deposits excluding repurchase agreements and mutual funds) is well diversified by products: 61% are demand deposits, 21% time deposits and 18% mutual funds.

Total funds rose 3% since December 2017, (+2% deposits and +5% mutual funds), with the following performance by country:

-

Funds grew 11% in developing markets, with rises in all countries in their currency, particularly in Brazil and Poland. In Brazil, explained by the strategy to replace financial instruments with customer deposits to optimize the cost of funding, and in Poland, because of higher business activity and the actions carried out to increase the liquidity buffer ahead of the acquisition of Deutsche Bank Polska. On the other hand, the strong growth in Argentina, which is lower in absolute terms, was partly conditioned by the high inflation and the effect of the peso’s depreciation in dollar balances.

-	Mature markets remained stable, as the increase in the various units was offset by a 2% drop in the United Kingdom as part of its strategy to reduce time deposits.

The net loan-to-deposit ratio improved to 111%, from 109% in December 2017.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

In the first nine months of 2018, the Group issued:

-

Medium- and long-term senior debt amounting to EUR 14,507 million and covered bonds placed in the market of EUR 5,178 million. Additionally, there were EUR 14,564 million of securitizations placed in the market.

-

Issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 11,246 million, in order to strengthen the Group's position, consisting of senior non-preferred: EUR 8,261 million; subordinated debt: EUR 1,485 million and preferred: EUR 1.500 million.

-	Maturities of medium- and long- term debt of EUR 19,960 million.

The Group’s access to wholesale financing markets, as well as the cost of its issuances, depends in part on the ratings granted by rating agencies.

At 30 September 2018, the ratings for long-term debt with the main agencies were as follows: A2 (Moody’s), A- (Fitch), A (S&P) and A (high) (DBRS), with a stable outlook in all cases.

In certain cases, the methodology applied by these agencies limits the rating a bank can receive to the sovereign rating assigned to the country in which it is headquartered.

In the second quarter, three agencies improved their rating for Santander Bank long-term senior debt after the Spanish sovereign rating was raised. On 6 April 2018, S&P raised the rating from A- to A. On 12 April 2018, DBRS raised its rating from A to A (high), and on 17 April Moody’s improved its rating from A3 to A2.

The Santander rating with these agencies is therefore higher than the sovereign rating for the country in which it is headquartered, which clearly reflects the financial strength and diversification of the Santander Group.

On the other hand, the Fitch agency confirmed the A- rating on July.

Risk management

The Group's NPL ratio was 3.87% at the end of September 2018, continuing its favorable trend and improving
21 basis points since the end of December 2017 (4.08%).

The coverage ratio increased 3 percentage points to 68%, boosted by the entry into force of the standard on expected loss provisioning (IFRS 9).

Real estate exposure in Spain

As announced after the acquisition of Banco Popular, and in order to reduce Santander Group's non-performing assets to irrelevant levels, on 8 August 2017 Banco Popular signed agreements with the Blackstone funds for the acquisition by the fund of 51% of Banco Popular's real estate business, and thus control over it. This business consists of the foreclosed real estate portfolio, non-performing loans emanating from the real estate sector and other assets related to Banco Popular’s activity and that of its subsidiaries.

The transaction was closed as expected, in the first quarter of 2018, once the required regulatory authorizations have been obtained, allowing Santander to focus on the integration of Banco Popular and mitigate uncertainties regarding possible additional losses related to real estate exposure.

Closing of the transaction entailed the creation of a company controlled by Blackstone, in which Santander has a 49% stake, to which Banco Popular transferred the business comprising the aforementioned assets and 100% of the share capital of Aliseda.

The transaction did not generate significant earnings for Banco Popular and Banco Santander. The positive impact on the fully-loaded CET1 ratio of the Santander Group has been 10 basis points.

Following this transaction, total net exposure of Spain Real Estate Unit (Actividad Inmobiliaria España) amounted to EUR 4,907 million and a coverage of 50%, with the following detail: real estate assets for a net value of EUR 3,862 million and a coverage of 51%, and real estate loans of EUR 1,045 million with a coverage of 42%.

Management continued to be aimed at reducing these assets, particularly loans and foreclosed assets. During the third quarter, the Group reached agreement with a subsidiary of Cerberus Capital Management to sell 35,700 properties for an amount of EUR 1,535 million, with no material impact on profit and capital expected. This transaction is expected to be finalized by the end of 2018 or the beginning of 2019.

Solvency ratios

In regulatory terms (phased-in), at 30 September 2018 the total capital ratio was 14.81% and the CET1 ratio was 11.29%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis, which are 12.249% and 8.749% for the total capital ratio and the CET1 ratio, respectively.

In fully-loaded terms, and taking into account the transitional arrangement of IFRS 9, the CET1 ratio was 11.11% at the end of September. This ratio does not include the estimated 9 basis points positive impact from WiZink, expected to be registered in the coming months.

The ratio has increased 27 basis points since December 2017 (10.84%). This performance reflected organic generation of 55 basis points (favored by securitizations and parameters review), the elimination of excess capital attributed to non-controlling interests at SC USA (-18 basis points), and restructuring costs (-5 basis points). Other effects like the scope and valuation of available-for-sale portfolios had a combined negative impact of 5 basis points.

Had the IFRS 9 transitional arrangement not been applied, the total impact on the fully loaded CET1 at the end of September would have been -27 basis points.

Business areas

The performance of the different business areas is outlined below. Compared to the previous year, several changes to their configuration have taken place, as follows:

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Banco Popular's financial results and balance sheet have been allocated to the corresponding geographic areas. In 2017, since the integration date, Banco Popular was recorded separately. The main areas affected were Spain, Portugal and Spain Real Estate Unit.

-

The Wealth Management unit, created at the end of 2017, will be reported independently as a global business. This unit was previously included in Retail Banking. This change has no impact on the geographic segments

-	The scope of the Global Customer Relationship Model has been adjusted, affecting Retail Banking and Corporate & Investment Banking. This change does not impact the geographic businesses.

The variations shown in the operations of the various areas refer to gross customer loans excluding reverse repurchase agreements and customer funds, that is, deposits excluding repurchase agreements and mutual funds.

Geographic breakdown

Continental Europe (% changes excluding the exchange rate impact)

Continental Europe includes all of the business activities carried out in the region.

In the first nine months of the year this region generated an attributable profit of EUR 2,436 million, 22% higher year-on-year, including the costs associated with integrations (mainly restructuring costs)  this year (in the second quarter) and last year (in the third quarter). Excluding these impacts, underlying attributable profit was EUR 2,696 million (+13% year-on-year). This growth is mainly explained by the increase in customer revenue and also benefiting from Banco Popular’s integration and the greater stake in Santander Asset Management.

Detailed financial information is provided below for the main commercial units: Spain, Portugal, Poland and Santander Consumer Finance (SCF covers all the business in the region, including that of Spain, Portugal and Poland).

Spain

The integration of Banco Popular is proceeding according to schedule. The legal integration was completed in the third quarter.

From a business standpoint, in 2018, launch of the first joint offer of Santander and Popular: the 1l2l3 Profesional account for the self-employed and micro-enterprises. Also noteworthy was the increase in the turnover of Santander cards, the increase in insurance premiums and the offer of sustainable and responsible mutual funds.

Turning to the balance sheet, loans decreased 2% since December 2017, mainly those of large companies and institutions, offsetting the increase in consumer finance, SME and private banking segments. Funds rose 1%, due to demand deposits and mutual funds, which offset the fall in time deposits.

Attributable profit for the first nine months of 2018 was EUR 1,026 million, 27% higher year-on-year, benefiting from the integration of Banco Popular in June 2017. Excluding extraordinaries, underlying attributable profit increased 18%, with the following detail:

-	Revenue was up 20%, with improvement in all the main lines.
-	Net interest income rose 18%, with sustained improvement of spreads due to the lower cost of funding.
-	Fee income was 21% higher thanks to increased transactions.
-	Cost of credit of 0.35%.

Better credit quality indicators: NPL ratio of 6.23% (6.32% in December 2017) and coverage 48% (47% in December 2017).

Santander Consumer Finance (% changes excluding the exchange rate impact)

SCF continues to grow backed by its business model: geographic diversification, efficiency and risk and recovery systems that allow it to maintain a high credit quality.

Management continued to focus on boosting auto finance (growth in new business was significantly higher than Europe’s new auto market) and growing consumer credit by strengthening digital channels.

New lending increased 8% since December 2017, driven by commercial agreements in various countries. Of note, France, Poland, Austria and Spain. The lending portfolio grew 2% over December 2017.

On the liabilities side, customer deposits, a key product that sets us apart from our competitors, increased 3% to almost EUR 37.0 billion. Moreover, the Group has substantial capacity to wholesale financing recourse.

Attributable profit of EUR 1,000 million in the first nine months, 18% higher than in the same period of 2017. Excluding costs related to Germany’s integration in 2017, underlying attributable profit rose 7% year-on-year:

-	Net interest income grew 5% due to higher volumes and lower funding costs, and fee income was lower because of regulatory impacts.
-	The efficiency ratio was below 44%.
-	The cost of credit remained at low levels (0.40%), confirming the good performance of portfolios.

-	The largest profits were generated by Germany (EUR 233 million), the Nordic countries (EUR 220 million) and Spain (EUR 184 million).

Better credit quality indicators compared to December 2017: the NPL ratio improved five basis points to 2.45% and coverage rose five percentage points to 106%.

Poland (% changes excluding the exchange rate impact)

In the third quarter, Bank Zachodni WBK was renamed to Santander Bank Polska S.A.

The Bank continues its strategy to become the bank of first choice, responding to and predicting customer expectations.

The Bank is still the market leader in mobile banking and the Internet. In digital channels, it now offers five different mobile phone payment methods.

Loans rose 9% since December 2017, underpinned by all segments. Customer funds grew 11% partly due to the increase in time deposits.

Attributable profit for the first nine months stood at EUR 236 million, 8% more year-on-year, backed by higher customer revenue and controlled costs, despite ongoing investments:

-	Net interest income rose 6% and net fee income 3% year-on-year, while gains on financial transactions were 11% lower.
-	Operating expenses grew 5% driven by higher transformation project costs and certain pressure on salaries.
-	Higher loan-loss provisions, partly due to the sale of a non-performing loan portfolio in the first half of 2017.

The NPL ratio improved by 34 basis points over December 2017, and coverage four percentage points, to 72%.

Lastly, Deutsche Bank Polska transaction is expected to be completed by year-end, as scheduled.

Portugal

The Bank completed the operational and technological integration of Banco Popular Portugal in October, while enhancing loyalty continued to be one of the Bank’s main drivers.

Of note, in addition to the Mundo 1|2|3 program, was the launch of the Conta SIM, a simple and more digital account, with a basic offer of products and services for customers at the start of their working life or with lower income.

Loans fell 1% since December 2017, hit by the sale of non-profitable portfolios, and customer funds rose 9%, due to the growth in deposits, both in demand and time deposits.

The first nine months attributable profit increased 15% to EUR 364 million. Excluding non-recurring impacts associated with the second quarter’s inorganic operations, underlying attributable profit was EUR 344 million, 9% higher, due to:

-	Gross income increased 10% largely driven by net interest income (+14%).

-	The slight increase in costs enabled net operating income to increase 13%. The efficiency ratio improved to 47.5% (-1.4 percentage points year-on-year).
-	Loan-loss provisions were lower and the cost of credit was just 0.03%.

The NPL ratio was 7.43% (7.51% in December) and coverage 53% (62% in December 2017).

In April, DBRS upgraded its long-term debt rating for the Bank to A, with stable outlook, and in September S&P improved the stable outlook to positive.

United Kingdom (% changes excluding the exchange rate impact)

This unit includes all the business carried out by the Group’s units and branches operating in the UK.

Santander UK has further expanded its offering with tailor-made products and services to drive improvement in customer experience and operational efficiency.

We continue to gain loyal SME and corporate customers. Moreover, our enhanced digital capability attracted around 455,000 digital customers in the last twelve months.

Our ring-fence structure is now close to completion ahead of the 1 January 2019 legislative deadline following the conclusion of required transfers from Santander UK to Santander Group.

Lending increased 1% since December 2017, mainly due to the focus on customer service and customer retention, reflected in the growth in mortgage loans, partially offset by active management of commercial real estate exposures and non-core loans.

Customer funds fell 2%, mainly due to the reduction in time deposits, as a result of management pricing actions, as current accounts increased.

Attributable profit for the first nine months was EUR 1,077 million, down 9% year-on-year, due to:

-	Lower revenue (-5%) driven by competitive pressure on mortgage spreads, continued Standard Variable Rate (SVR) attrition and lower gains on financial transactions.
-	Increased regulatory, risk and control costs and ongoing investment in strategic and digital transformation projects.
-	Higher provisions (+6%), with cost of credit remaining at just 8 basis points.

As regards credit quality, the portfolio remains robust and indicators are improving. The NPL ratio was 1.10% (1.33% in December 2017) and coverage increased to 33% (32% in December 2017).

Latin America (% changes excluding the exchange rate impact)

Latin America includes all of the business activities carried out in the region.

Latin America recorded attributable profit of EUR 3,160 million in the first nine months, 21% higher year-on-year. Growth in volumes, spreads management and increased loyalty underpinned the good evolution, both in net interest income as well as fee income, in addition to an improved cost of credit.

Operating expenses grew mainly due to plans relating to the expansion, commercial transformation and increased digitalization of our retail networks.

Detailed financial information is provided below for the units in Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Colombia.

Brazil (% changes excluding the exchange rate impact)

Our strategic focus on enhancing customer experience and satisfaction was reflected in the growth of our customer base and the improvement in the Net Promoter score.

Commercial and digital activities carried out in the third quarter were: within the acquiring business, launch of Select Digital, the new digital POS system and the app for management of sales, and the focus on consumer finance are leading market share gains in loans, deposits, consumer finance, card turnover and payrolls.

Volumes increased significantly in the third quarter and since December 2017. Lending increased 9% in the first nine months, with rises in almost all segments, particularly in individuals, consumer finance and SME. Customer funds rose 17%, with increases across all products, mostly in time deposits, which offset the reduction in letras financeiras.

The first nine months attributable profit stood at EUR 1,942 million, 24% more year-on-year. Of note:

-	Net interest income rose 17% driven by larger volumes.
-	Fee income grew 15%, with rises in almost all lines: cards (+16%), current accounts (+13%), mutual funds (+53%) and insurance (+11%).
-	Operating expenses increased 5%, in line with business growth. The efficiency ratio improved to 33.1%, the best ratio of the last five years.
-	The cost of credit fell to 4.17% from 4.55% in September 2017.

With regard to credit quality, against the end of 2017 the NPL ratio fell by 3 basis points to 5.26% and coverage increased by 16 percentage points to 109%.

Mexico (% changes excluding the exchange rate impact)

The strategy continued to focus on the transformation of the branch network and digitalization, reflected in greater customer attraction and enhanced loyalty, and also in the launch of new businesses such as auto finance.

The main initiatives during the year have been the Santander Plus program (over 4.2 million clients, 54% of whom are new), the launch of the Digital Payroll Transformation Plan, the Hipoteca Plus, which benefits the banks’ current customers, or the first digital account for SME. We continued to develop our digital proposition via Súper Móvil, with new functionalities.

Of note was the launch of Súper Auto for auto and motorbike finance through a fully digital credit origination.

The focus on loyalty and digitalization has led to strong year-on-year growth in loyal (+23%) and digital (+32%) customers.

Compared to December 2017, lending rose 9%, with widespread increases by segments and products. Customer funds grew 5%, backed by higher deposits and mutual funds.

The first nine months attributable profit of EUR 554 million was 13% higher than in the same period of 2017, as follows:

-	Net interest income rose 12%, driven by higher interest rates and increased volumes. Fee income grew 9%, mainly from credit cards, mutual funds and insurance.
-	Operating expenses increased 14%, in line with the ongoing investment plans.
-	Loan-loss provisions declined 7%, which produced a cost of credit notably lower than a year ago.

The NPL ratio fell 28 basis points to 2.41% and coverage increased 22 percentage points to 120% since December 2017.

Chile (% changes excluding the exchange rate impact)

Santander is Chile's leading private sector bank by assets and customers, with a strong focus on retail (individuals and SME) and transactional banking.

The focus remains on commercial transformation and on overhauling the traditional network towards a new branch model, with new Work Café branch openings.

We launched Santander Life at the end of 2017. This is a new way of relating to the community and customers via products aimed at the mass consumer market. We will launch Life 2.0 before the end of the year, which will offer better benefits to customers who already form part of the program.

In business activity, compared to December 2017, lending was up 9%, with growth in loans to individuals and, particularly, to companies. Customer funds grew 2%, due to increased deposits and mutual funds.

Attributable profit in the first nine months was 8% higher than in the same period of 2017 at EUR 461 million. Of note:

-

Gross income rose underpinned by net interest income (+7%), growth in volumes and a better mix of funds. Fee income rose 13%, driven by income from transaction banking, greater use of cards and mutual funds.

-	Operating expenses were almost in line with gross income. The efficiency ratio remained at around 41%.
-	The cost of credit continued to improve to 1.18% (1.27% in September 2017).

In credit quality, the NPL ratio was 4.78% (4.96% in December 2017) and coverage 60% (58% in December 2017).

Argentina (% changes excluding the exchange rate impact)

Santander Rio has consolidated its position as Argentina's largest private sector bank by loans, deposits and branches. The Bank has made further headway in digitalization and operational efficiency. One of the most important projects in the products and services digitalization campaign has been the launch of Individual Online Banking, which has been refurbished with a more innovative and customer-friendly digital experience. We started the process to obtain the license for Open Bank Argentina, the Group’s fully digital bank.

In business, compared to December 2017, loans rose 60% and customer funds 52%, due to increase in deposits. This growth was impacted by higher inflation and the peso’s depreciation in dollar balances.

The first nine months attributable profit was EUR 67 million, 38% less than in the same period of 2017 because of the hyperinflation adjustment of EUR -169 million.

-	Net interest income grew 49%, driven by management of spreads in a scenario of higher interest rates and lower volumes.
-	Fee income rose 37%, spurred by greater foreign currency activity in a volatile exchange rate environment and by income from cash deposits.
-	The growth in costs reflected investments in digitalization projects and the automatic revision of salary agreements because of the rise in inflation and the peso’s depreciation in dollar balances.
-	Loan-loss provisions grew mainly in the individuals’ portfolio, particularly in medium and low income segments. Cost of credit increased to 2.92%.

Credit quality remained high: the NPL ratio was 2.47% (2.50% in December 2017) and coverage 124% (100% in December 2017).

Uruguay (% changes excluding the exchange rate impact)

The Group remains the top-ranking private sector bank in the country, with a strategy focused on growth in retail banking, and on improving efficiency and service quality.

Santander remains focused on improving customer satisfaction and on increasing customer loyalty. Further progress has been made in the digital transformation strategy and in modernizing channels, leading to a 32% increase in the number of digital customers and improving digital penetration.

Lending increased 20% since December 2017 and customer funds 18%, spurred by the increase in both demand and time deposits.

The first nine months attributable profit was 45% higher year-on-year at EUR 103 million:

-	Gross income rose 17%, driven by net interest income and the main revenue lines. The efficiency ratio was 43.6%, four percentage points better than in the first nine months of 2017.
-	Despite the rise in provisions because of the entry into force of IFRS 9 regulation and other impacts, the NPL ratio remained low (3.05%), coverage was high (120%) and the cost of credit was 2.76%.

Peru (% changes excluding the exchange rate impact)

The strategy remains focused on the corporate segment, the country's large companies and the Group's global clients.

Lending was 4% higher than in December 2017. Customer funds increased 11% due to growth in time deposits.

Attributable profit in the first nine months was 10% higher at EUR 28 million. The good performance of fee income and gains on financial transactions more than offset the rise in costs from corporate projects. The efficiency ratio was 34.9%.

High credit quality: NPL ratio of 0.73% and coverage of 204%.

Colombia

In Colombia, business activity remained focused on Corporate & Investment Banking clients, large companies and companies, providing solutions in treasury, risk hedging, foreign trade and reverse factoring, and in developing investment banking products, supporting the country's infrastructure plan. The Bank has applied for a license for Santander Securities Services Colombia, and soon will be able to offer custody services.

Moreover, Santander Colombia continued with its strategy to consolidate the auto financing business. This will enable us to have the critical mass needed to consolidate ourselves in this market.

Profit of EUR 5 million. Of note was the particularly good performance of gross income.

United States (% changes excluding the exchange rate impact)

The holding company, SHUSA, passed the Federal Reserve's stress tests and received no objections to its capital plan, allowing the entity to increase dividend payments. The Federal Reserve also terminated the 2015 Written Agreement signed with Santander Holdings USA on 2 July 2015, demonstrating continued improvement on regulatory issues.

At Santander Bank (SBNA), the focus remained on improving customer experience and product offerings, both in digital channels and in branches, which contributed to increased customer satisfaction in retail banking. For example, Santander Bank Auto Initiative went live at the beginning of July. By the end of September USD 685 million were already funded.

At Santander Consumer USA (SC USA), the aim is to increase profitability in prime and non-prime segments and leasing and achieving greater customer satisfaction, to increase customer loyalty and grow new lending.

Lending grew 3% since December 2017, with higher loan balances in both Santander Bank and SC USA. The Bank's customer funds remained stable, as the increase in time deposits offset the fall in demand deposits, due to outflow of public sector balances and higher interest rates.

Attributable profit in the first nine months of 2018 was EUR 460 million, 47% higher year-on-year, with strong growth at both Santander Bank and SC USA:

-

Net interest income fell hit by lower spreads on loans at SC USA and higher cost of funding at Santander Bank due to higher interest rates and aggressive competitor pricing. Fee income was also down because of lower fee income from servicing activity at SC USA.

-	These reductions were partially mitigated by higher income from leasing, lower costs, which declined for the third quarter running, and reduced provisions both at SC USA and Santander Bank.

In credit quality, the NPL ratio was 3.00% (2.79% in December 2017) and coverage 146% (170% in December 2017).

Corporate Centre

In addition to these operating units, which report by geographic areas and by businesses, the Group continues to maintain the area of Corporate Centre.

The Corporate Centre adds value to the Group by: strengthening the Group's governance (through global monitoring and control frameworks, and strategic decision-making) and encouraging the exchange of best practices in cost management and economies of scale. The Corporate Centre also contributes to the Group's earnings growth by sharing the best commercial practices, implementing global commercial initiatives and promoting digitalization.

It also carries out financial management and capital management functions, managing the structural liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and the net liquidity related to the needs of some business units. The Corporate Centre also actively manages interest rate risk and exposure to exchange rates on equity and on the countervalue of the units’ results in euros for the next 12 months. Lastly, it assigns capital to each unit within the scope of capital management.

First nine months loss of EUR 1,391 million, including restructuring charges of EUR 40 million (net of tax), down from a loss of EUR 1,641 million in the first nine months of 2017, which included a charge of EUR 130 million for equity stakes and intangible assets.

Excluding these impacts, loss of EUR 1,351 in 2018 compared to EUR 1,511 million in 2017. The improvement was mainly due to lower costs related to hedging of exchange rates.

In addition, net interest income was hit by the volume of issuances made under the funding plan, largely focused on eligible TLAC instruments, and greater liquidity.

Operating expenses, on the other hand, remained virtually unchanged as a result of the streamlining and simplification measures that enable the investment in global projects aimed at the Group’s digital transformation to be offset.

Detail by business

Retail Banking (% changes excluding the exchange rate impact)

This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the CIB, and asset management and private banking, which are managed by Wealth Management.

Santander maintains its focus on three main priorities:

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Continuous improvement of customer loyalty and satisfaction. In Mexico, the Santander Plus offering already has more than 4.2 million customers, 54% of whom are new. In Portugal, as well as maintaining the focus on Mundo 1|2|3, we launched Conta SIM, a simple and more digital account. We carry on setting ourselves apart from our competitors through innovative products. Spain has extended its offer of sustainable and responsible funds, such as Santander Sustainable Action. For the middle-income segment, Chile continued to promote Santander Life. Mexico, launched the first digital SME account for companies under the SAS (Simplified Joint Stock Company) regime.

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Promoting of digital transformation in all channels, products and services. The number of digital customers and their contribution to sales of all products, continues to increase, underpinned by the various initiatives in each country.

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Keep on enhancing customer satisfaction and experience. To this end, we are forging ahead with the transformation of the conventional branch network, with the opening of new Work Café branches in Chile and the new distribution model for branches in Mexico. The main focus continues to be on becoming the best bank for our customers, and that is the market's perception. In Poland, for example, Gold Banker magazine recognized Santander as the best bank in multi-channel service in the country, and in Spain, our contact center was awarded the gold CRC for excellence in customer attention.

Attributable profit in the first nine months was EU 5,671 million. Excluding non-recurring impacts registered in Spain, Portugal and SCF, underlying attributable profit was EUR 5,931 million, 17% more than in the same period of 2017, partly driven by Banco Popular’s incorporation and the good dynamics in customer revenue.

CIB - Corporate & Investment Banking (% changes excluding the exchange rate impact)

This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

Santander maintains its leadership in Latin America and Europe, with leading positions in export & agency finance, debt capital markets and structured finance.

We have stepped up our support to global clients in their capital issuances, providing them with financing solutions and transactional services. We also continued to adapt our product offering to the Bank's digital transformation.

Attributable profit of EUR 1,258 million, in the first nine months, 3% lower year-on-year:

-

Net interest income and fee income were virtually unchanged affected by the strategy of selective growth, reduced demand for loans and a market environment where less corporate transactions were carried out.

-	Lower gains on financial transactions than in 2017 whose first quarter was excellent.
-	Higher costs associated with transformation projects.
-	Provisions were significantly lower in Spain, UK, Brazil and the US.
-	Better results from global transactional banking. Lower income from global markets and, to a lesser extent, global debt financing.

Wealth Management (% changes excluding the exchange rate impact)

Following its creation at the end of 2017, the Wealth Management division launched a number of strategic initiatives:

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Private Banking: the development of a global proposition and the launch of a single brand to provide comprehensive service to our customers in more than 10 countries. Moreover, a leading proposition is being developed in Europe and Latin America for high net worth clients (UHNW). Santander became the first bank in Spain to obtain the AENOR certificate for advisory services, which underscores our business model, increases transparency and helps to consolidate Santander as the country’s best private bank.

-	Santander Asset Management (SAM) has concentrated on further improving its range of products. Of note were the equity investment strategies in Spain and Latin America.

Digital transformation is also a priority, underscored by installing in all private banking offices in Mexico the global private banker tool SPiRIT, which will also be installed in Brazil and Chile

Total customer assets under management amounted to EUR 333,000 million and there were EUR 14,000 million in loans to private banking customers.

The first nine months attributable profit was EUR 392 million, 15% more year-on-year:

-	Higher revenue, with a 12% rise in net interest income and 66% in fee income, mainly due to an increase in managed and higher value-added volumes.
-	Increase in operating expenses, partly affected by investments in the Private Wealth (UHNW) project.

-	The increase in revenue and costs was affected by the greater stake in Santander Asset Management.

Human Resources Information

At 30 September 2018, Santander Group employed 201,101 professionals worldwide, with an average age of 38 years; 55% of which were women and 45% men.

Santander aims to be the employer of choice and be chosen for our purpose, culture and responsible way of producing results. We want to be able to attract and retain the best talent, which will allow us to contribute to the progress of people and companies and to carry out responsible, competitive and sustainable banking.

During 2018, progress was made in the cultural transformation in order to become the Bank of the future with various initiatives:

Once again, the MyContribution management model has been used as a lever for transformation. This model is based on engagement, meritocracy, transparency and constant communication. Under MyContribution, the 360 assessment process, executives are evaluated by their peers, line managers and their manager, to assess the adoption on a day-to-day basis of the eight corporate behaviors.

Further progress was made in the implementation of the Workaday platform (One Team program), creating a global talent pool. During this period, harmonization of the processes in the countries involved in the first phase was achieved. This project will assist with the cultural and digital transformation, with the roll-out of a common Human Resources management platform in all the Group's countries.

Young leaders was launched, a training program in which 280 employees in 14 countries have been identified as young leaders. They will help to design their own training program and contribute to the development of the Bank’s strategy.

The Bank has continued to promote employees' development through international mobility. Global Job Posting was launched in 2014. In this corporate platform professionals can find out and apply for vacant positions in other countries, companies or divisions. Since its launch more than 4,300 positions have been posted globally. Moreover, thanks to Mundo Santander program, around 2,000 employees had an experience abroad.

The Global Engagement Survey was launched in September in order to learn more about employees’ engagement, as well as to detect areas of improvement and opportunities to make the Bank a better place to work. This year, the survey included other tools to provide a more in-depth and continuous follow-up of the results.

We are also making progress in creating a new way of working at the Bank, through new floor spaces, without closed offices, and areas that foster collaboration and knowledge sharing, equipped with technological tools that allow continuous contact with teams in other countries. This initiative includes Flexiworking, the Group's commitment to eradicating presence-based culture and working in a more flexible and efficient way.

The culture of recognition has been further promoted through Starme Up, a global network which can be used to recognize people who use a corporate behavior on a day-to-day basis. Risk-pro Star was launched to recognize colleagues with a proper risk culture. Over 1.3 million stars were given to colleagues up to September.

The Bank is also committed to be one of the healthiest companies in the world, by offering employees global health and wellness features as well as to promote related knowledge through the BeHealthy program. Santander signed a global agreement with Gympass, an innovative company in the gym sector which offers employees discounts in a wide health and wellness network around the world.

Santander Group recognizes and supports all types of diversity: in gender, race, age, disability, and professional and life experiences; religion, values and beliefs, sexual orientation and personality. To this end, general principles have been defined, they intend to be a framework of action and reference to ensure that Banco Santander is always a diverse and inclusive organization. This framework also aims to encompass all strategies and actions developed in each country in these matters, as well as to reduce the salary gap.

Information on the environment and climate change

The Bank has a defined governance structure. One body is the Sustainability Committee, chaired by the Chief Executive Officer, which defines and proposes the Bank's main sustainability initiatives and the Group's corporate and sector-wide policies in this area.

In January 2018, Banco Santander carried out the annual review and approval of its sustainability policies: general sustainability policy, environmental management and climate change policy, volunteer policy and human rights policy, as well as sector-wide policies: defense, energy and soft commodities, defense, energy and soft commodities. The Bank has also added a new mining and metallurgy policy. Excerpts of the sector-wide policies were published - for the first time - and are available on the corporate website.

On February 16, 2018, Santander published its 2017 Sustainability Report. The report is available on the Bank's corporate website and is verified by PricewaterhouseCoopers Auditors, S.L.

Lastly, at its meeting on 25 June 2018, the Board of Directors set up the Responsible Banking, Sustainability and Culture Committee, as provided for in the Board Regulations; it will have effect from 1 July. This Committee advises the board on the Bank’s values and corporate culture, the sustainability strategy, ethical, social and environmental matters regarding the main stakeholders (employees, customers, shareholders and society) and supervises the correct reporting of non-financial information. This committee meets quarterly and held its first meeting on 4 September.

Other initiatives were also adopted in the first half of the year:

On March 24, 2018, Banco Santander took part in the WWF (World Wildlife Fund) Earth Hour campaign, and turned off the lights of its most significant buildings in its 10 main markets and its branch network for the ninth consecutive year.

Santander, along with 15 other major banks, has come on board for the UNEP FI initiative to develop a pilot project to implement the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD) of the Financial Stability Board (FSB). All participants have undertaken to develop specific analytical tools and indicators to assess and evaluate the potential impacts of climate change.

Santander has joined the responsible banking initiative promoted by the United Nations. Together with 25 other major banks on five continents, principles will be developed to adapt the financial sector to the challenges of the UN's Sustainable Development Goals (SDOs) and the Paris Agreement on Climate Change.

These standards will respond to the long-recognized need for a comprehensive framework covering all aspects of sustainable banking. The process of developing the principles will include consultations with different interest groups, such as civil society organizations, banking associations, regulators and UN agencies.

In February 2018, Santander Corporate & Investment Banking (SCIB) acted as the sole insurer and bookrunner in financing the expansion of Ence's renewable energy subsidiary for EUR 220 million. Ence is the European leader in eucalyptus pulp production and the number one company leader in Spain in the integral and responsible management of forest areas and crops. Its energy subsidiary is the first Spanish company to produce renewable energy from forest and agricultural biomass. This is the only renewable energy with a positive economic balance due to the benefits generated given its capacity for job creation, rural development and contribution to environmental improvement, both through the capture of CO2 and forest maintenance and cleaning, reducing the risk of fires by up to 70%.

In May, Santander Bank Polska S.A. made a private issue of subordinated bonds for PLN 1 billion, in which the European Bank for Reconstruction and Development (EBRD) subscribed PLN 150 million (EUR 36 million). Santander Bank Polska S.A. has earmarked 140% of these EBRD resources to finance the construction of certified commercial and residential greenfield projects, in line with EBRD's Green Economy Transition (its main initiative to promote sustainability in the use of energy and resources).

In July, Santander Corporate & Investment Banking (SCIB) led the financing of the first incentive and state subsidy free wind project in Spain, in which they structured and underwrote the financing of the development of the 300 MW awarded in the first renewable energy auction in Spain.

A major environmental awareness campaign, #MovimientoYoSí, has been launched in the corporate center, with different initiatives under the slogan “Reduce, Reuse and Recycle”.

In the same way, the Bank will give out reusable and recyclable bags for free in Chile over a period of time. Once the end of their useful life is reached, they can be deposited at any recycling center or taken to the company's branches so these can be recycled.

Lastly, with regard to the Group's presence within sustainable and investor indices:

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In 2018, Banco Santander was ranked third in the world among banks and the first in Europe in the Dow Jones Sustainability Index (DJSI), the international benchmark that measures sustainability based on the economic, environmental and social impact of companies, which is its best result to date.

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Santander has been classified as a leading company in diversity according to the Bloomberg Gender-Equality Index. In 2018, Banco Santander was placed first in the list of 104 companies that make up the global diversity index worldwide.

Subsequent facts

Between 1 October 2018 until the date of preparation of the interim financial statements for the first half of 2018, the following significant event:

On October 18, the Judgment of October 16, 2018 of Section 2 of the Contentious Chamber of the Supreme Court, which annuls article 68.2 of the Regulations of the Tax on Capital Transfers and Documented Legal Acts, approved by Royal Decree 828/1995, of 25 December 1995, was published on the Judicial Branch website. Subsequently, on 19 and 22 October, two informative notes were published indicating that the Plenary of the Chamber has decided to take cognizance of any of the pending appeals in order to decide whether or not the criteria of this Judgment should be confirmed and that the Plenary will take place on 5 November. At the date of issuance of these interim financial statements, the aforementioned Judgment has not been published in the Official State Gazette. With the information available at the date of preparation of these interim financial statements, it is not possible to evaluate the potential impact derived from such judgment at this time.

Glossary of alternative performance measures

Below we set out information on alternative performance measures in order to comply with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority, ESMA, on 5

October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en). This information has not been audited.

•

The Group uses the following indicators for managing its business. They enable proﬁtability and eﬃciency, credit portfolio quality, the volume of tangible equity per share and the net loan-to-deposit ratio to be measured, analyzing their evolution over time and comparing them with those of our competitors.

o

The purpose of the proﬁtability and eﬃciency ratios is to measure the ratio of proﬁt to capital, to tangible capital, to assets and to risk weighted assets, while the eﬃciency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.

o	The Credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.
o	The capitalization indicator provides information on the volume of tangible net asset value (TNAV) per share
o

Other indicators are also included. The loan-to-deposit ratio (LTD) identiﬁes the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyze the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

•	Impact of exchange rate changes on changes in the income statement

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate eﬀect, as it considers the latter facilitates analysis, since it enables businesses movements to be identiﬁed without taking into account the impact of converting each local currency into euros.

These changes, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first nine months of 2018 to all periods contemplated in the analysis. The average exchange rates of the main currencies in which the Group operates are as follows:

Exchange rates: 1 euro/ currency parity

	Average
	9M'18	9M'17
US dollar	1.194	1.112
Pound sterling	0.884	0.873
Brazilian real	4.278	3.525
Mexican peso	22.720	20.974
Chilean peso	750.447	726.965
Argentine peso	28.609	17.970
Polish zloty	4.248	4.264

•	Impact of exchange rate changes on changes in the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate eﬀect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of September 2018 to all periods contemplated in the analysis. The final exchange rates of the main currencies in which the Group operates are as follows:

Exchange rates: 1 euro/ currency parity

	Period‐end
	Sep‐18	Dec‐17
US dollar	1.158	1.199
Pound sterling	0.887	0.887
Brazilian real	4.654	3.973
Mexican peso	21.780	23.661
Chilean peso	765.301	736.922
Argentine peso	47.635	22.637
Polish zloty	4.277	4.177

•	Impact of certain items on the consolidated profit and loss accounts

This Management Report includes the consolidated abridged profit and loss accounts for the first nine months of 2018 and 2017. These accounts include all the items in each of the lines of the account where they are registered according to their type, including those which, in the Group's opinion, distort the comparison of the business performance between the two periods.

Accordingly, this Management Report also includes income statements for the same periods, in which the amounts of these items, net of taxes and minority interests, are presented net separately in a line item that the Group refers to as “Net of capital gains and provisions”, which is presented immediately before the profit attributable to the Group. In the Group's opinion, these accounts provide a clearer explanation of the changes in profit or loss. These amounts are deducted from each of the lines in the income statement where they have been registered according to their type.

The definitions and calculation method for each of the indicators mentioned above are shown below:

Profitability and Efficiency
Ratio	Formula	Relevance of the metric

RoE	Group's attributable profit	This ratio measures the return that shareholders obtain on the funds invested in
(Return on equity)	Average stockholders' equity* (excl. minority interests)	the entity and as such measures the company's ability to pay shareholders.

RoTE	Group's attributable profit	This is a very common indicator, used to evaluate the profitability of the
(Return on tangible equity)	Average stockholders' equity* (excl. minority interests) - intangible assets	company as a percentage of a its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

Underlying RoTE	Group's underlying attributable profit	This indicator measures the profitability of the tangible equity of a company
	Average stockholders' equity* (excl. minority interests) - intangible assets	arising from ordinary activities, i.e. excluding results from non-recurring operations.

RoA	Consolidated profit	This metric, commonly used by analysts, measures the profitability of a
(Return on assets)	Average total assets	company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit over a give n period.

RoRWA	Consolidated profit	The return adjusted for risk is an derivative of the RoA metric. The difference is
(Return on risk weighted assets)	Average risk weighted assets	that RoRW A measures profit in relation to the bank's risk weighted assets.

Underlying RoRW A	Underlying consolidated profit	This relates the underlying profit (excluding non-recurring results) to the bank's
	Average risk weighted assets	risk weighted assets.

Efficiency	Operating expenses**	One of the most commonly used indicators when comparing productivity of
	Gross income	different financial entities. It measures the amount of funds used to generate the bank's operating income.

Credit Risk
Ratio	Formula	Relevance of the metric
NPL ratio	Non-performing loans and advances to customers customer guarantees and customer commitments granted

The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as

(Non-performing loans)	Total Risk***	a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity's solvency against client defaults

	Non-performing loans and advances to customers customer guarantees and customer commitments granted	both present and future.

Cost of Credit	Allowances for loan loss provisions over the last 12 months	This ratio quantifies loan loss provisions a rising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of cred
	Average loans and advances to customers over the last 12 months	it quality.

Market Capitalisation
Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value****	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating
(Tangible net asset value per share)	Number of shares excluding treasury stock	the amount each shareholder would receive if the company were to enter in to liquidation and had to sell all the company's tangible assets.

Other indicators
Ratio	Formula	Relevance of the metric
LtD	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and
(Loan -to-deposit)	Customer deposits	advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + Fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management's total contribution to Grupo Santander profits

(*).- Stockholders' equity = Capital and Reserves+ Accumulated other comprehensive income+ Group Attributable profit + Dividends

(**).- Operating expenses: General administrative expenses+ Depreciation and amortisation

(***).- Total risk = Total loans& advances and guarantees to customers(performing and non-performing) + non-performing contingent liabilities

(****).- Tangible book value= Stockholders' equity – intangible assets

Lastly, the numerical data for each of the indicators for the periods considered are included below:

Profitability and efficiency	9M'18	9M'17
RoE	8.20%	7.54%
Attributable profit to the Group	7,755	6,941
Average stockholders' equity (excluding minority interests)	94,615	93,178
RoTE	11.69%	10.99%
Attributable profit to the Group	7,755	6,941
Average stockholders' equity (excl. minority interests) ‐ intangible assets	66,348	63,919
Underlying RoTE	12.14%	11.80%
Underlying attributable profit to the Group	8,055	7,456
Average stockholders' equity (excl. minority interests) ‐ intangible assets	66,348	63,919
RoA	0.65%	0.59%
Consolidated profit	9,270	8,389
Average total assets	1,436,286	1,392,398
RoRWA	1.55%	1.39%
Consolidated profit	9,270	8,389
Average risk weighted assets	599,746	603,751
Underlying RoRWA	1.60%	1.47%
Underlying consolidated profit	9,569	8,904
Average risk weighted assets	599,746	603,751
Efficiency ratio	46.9%	46.7%
Operating expenses	16,843	16,957
Gross income	35,882	36,330

Credit risk	Sep‐18	Dec‐17
NPL ratio	3.87%	4.08%
Non‐performing loans and advances to customers customer guarantees and customer commitments granted	36,332	37,596
Total risk	939,685	920,968
Coverage ratio	67.9%	65.2%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,685	24,529
Non‐performing loans and advances to customers customer guarantees and customer commitments granted	36,332	37,596
Cost of credit	0.98%	1.07%
Allowances for loan‐loss provisions over the last 12 months	8,600	9,111
Average loans and advances to customers over the last 12 months	879,772	853,479

Market capitalization	Sep‐18	Dec‐17
TNAV (tangible book value) per share	4.16	4.15
Tangible book value	67,122	66,985
Number of shares excl. treasury stock (million)	16,125	16,132

Others	Sep‐18	Dec‐17
Loan‐to‐deposit ratio	111%	109%
Net loans and advances to customers	866,226	848,914
Customer deposits	778,751	777,730

Notes:

(1)	Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 10 months' (from December to September)
(2)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.

(3)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualised underlying consolidated profit, to which said results are added without annualising.

(4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 5, 2018	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer